

ANNUAL
REPORT
2022

SOLUTIONS
FOR A
GREENER
PLANET

Innovative Solutions.
Sustainable Outcomes.

A greener planet demands innovative solutions. Carrier plays a vital role in helping address climate change with digitally enabled lifecycle solutions and services that meet the needs of our customers and drive sustainability. We optimize indoor spaces for occupant health and safety while improving energy efficiency. We strengthen and connect the cold chain to preserve, protect and extend the supply of food and medicine worldwide while accelerating the shift to electrification. At Carrier, our inclusive and diverse team works to make a positive difference for people and the planet — and together, we inspire confidence in sustainable outcomes.

   

Contents

Carrier is the leading global provider of healthy, safe, sustainable and intelligent building and cold chain solutions, with a diverse and world-class workforce. Through our performance-driven culture, we are driving long-term shareowner value by growing earnings and investing strategically to strengthen our position in the markets we serve.



160+
Countries



~52,000
Employees

Financials at a Glance

Net sales
(dollars in billions)



Adjusted operating profit [1]
(dollars in billions)



Adjusted operating margin [1]
(percent)



Research and development
(dollars in millions)



Adjusted diluted earnings per share [1]
(dollars per share)



Free cash flow [1]
(dollars in billions)



Dividends paid per common share
(dollars per share)



Net debt/ Adjusted EBITDA [1]

2020	2.8X
2021	2.1X
2022	1.6X

[1] See page 69 for additional information regarding non-GAAP measures.

2022 Net Sales Breakdown

Net sales [2]



- 64% HVAC
- 19% Refrigeration
- 17% Fire & Security

Net sales by region



- 60% Americas
- 23% EMEA
- 17% Asia Pacific

Net sales mix



- 77% New Equipment
- 23% Parts and Service

[2] Segment sales include intercompany sales.



David Gitlin, Chairman &
Chief Executive Officer

$20.4B
Net sales

$2.34
Adjusted diluted earnings per share[1]

$1.4B
Free cash flow[1]

$41.25
CARR stock price as of
December 31, 2022

[1] See page 69 for additional information
regarding non-GAAP measures.

Dear Fellow Shareowners,

2022 marked our second full year as an independent public company, and I am proud of our team's continued strong performance in a dynamic macroenvironment.

We have the opportunity — and obligation — to drive disruptive innovation to make a positive impact for our customers and the planet. Long-term secular trends are transforming our industry, and we are leaning in as an industry leader uniquely positioned to solve our customers' most important challenges. The result has been a galvanized workforce focused on a compelling mission, a supportive customer base eager for solutions, an investor base benefiting from the resultant growth and margin expansion, and a positive impact on our planet for generations to come.

Protecting the Planet — For Our Customers and the Future

Today, 15% of global greenhouse gas emissions originate from heating and cooling systems, while about 10% are derived from food waste. At Carrier, we embrace our leadership role in helping to reduce greenhouse gas emissions through more efficient heating, cooling and cold chain solutions.

We combine digital offerings with innovative technologies to help our customers reduce their carbon footprint and achieve their sustainability commitments. Our two flagship digital platforms, Abound for buildings and Lynx for the cold chain, enable customers to track and report emissions and to leverage artificial intelligence and machine learning to optimize asset utilization and help reduce their environmental impact.

Our digital solutions are complemented by our differentiated technology. Through our acquisition of Toshiba's HVAC business, we are supporting the transition to electrification with additional highly efficient variable refrigerant flow (VRF) and heat pump offerings. This complements our leading heat pump position in North America and our leading commercial HVAC heat pump position in Europe. Similarly, we are leading the transition toward electrification in transport refrigeration — now operating fully electric refrigeration units in 15 countries.

In addition, we are making our portfolio more energy efficient and differentiated. We introduced a new HVAC rooftop lineup featuring our patented EcoBlue technology with 40% more energy efficiency powered by 75% fewer moving parts. Our Infinity offering for the North American residential market is 85% more efficient than the minimum-efficiency SEER product. These and other innovative technologies are key to helping us reduce our customers' carbon footprint by more than 1 gigaton by 2030 — and we are on track to do so.

We collaborate globally with government officials to promote the use of incentives to increase the transition to climate-friendly solutions. For example, in the United States, we worked closely with the executive branch and Congress to ensure that the Inflation Reduction Act supports increased heat pump adoption and the shift toward energy-efficient air-conditioning solutions.

The impact of our innovation and new product introductions is well recognized. Fast Company named Carrier's Vector eCool a finalist in the transportation category and Abound in the workplace category as part of the 2022 World Changing Ideas Awards. Our Lynx digital platform was recognized as a finalist in the Edison Awards and won a silver ranking for excellence in the supply chain innovation category. And Carrier's all-electric, fully autonomous Vector eCool trailer refrigeration system was recognized by Environment + Energy Leader as a Top Product of the Year. These recognitions affirm our strong talent and the positive impact our climate solutions have on customers and the planet.

Leaning Into Secular Trends — Healthy, Sustainable and Intelligent — To Expand the Addressable Market to Drive Sustained Growth

While environmental, social and governance (ESG) tailwinds continue to drive demand for our differentiated offerings, interest in healthy and more intelligent offerings is increasing as well. People spend 90% of their time indoors, shining a light on the criticality of healthy indoor environments. In fact, indoor air can be up to five times more polluted than outdoor air, which is why Kidde expanded its Healthy Homes offering with the launch of the industry's first integrated smart detection system for smoke, carbon monoxide and indoor air quality. Beyond homes, we see increased demand for better ventilation and filtration systems in schools, office buildings, restaurants, retail stores and airports. Demand for healthy building solutions remains high, with orders up approximately 50% from the prior year.

Connected and smart offerings allow our customers to reduce maintenance and logistics costs, improve asset utilization and reduce their energy usage by up to 20%. In addition to our Abound and Lynx platforms experiencing tremendous market adoption in 2022, we are tracking to our commitment to have 1.1 million connected devices by 2026.

All in, secular trends focused on healthy, sustainable and intelligent offerings will increase our total addressable market by $250 billion by 2030, and Carrier is poised and well positioned to capture more than our share of that opportunity.

Increasing Recurring Revenues and Another Year of Double-Digit Parts and Service Growth

When we became a stand-alone company in early 2020, we committed to driving higher recurring revenues and aftermarket growth. We delivered on our commitment to double-digit parts and service growth in 2022. This continued growth is enabled by our disciplined playbook, which is increasing total assets under long-term agreements, subscription-based offerings and multitiered BluEdge contracts, and prioritizing aftermarket in everything we do — from talent to design, to supplier and customer contracts. As a result of these efforts, we are on track to increase parts and service revenues from approximately $5 billion in 2022 to $7 billion in 2026.

Delivering Strong Financial Results Despite Macro Challenges

2022 presented our industry with a set of challenges, including inflation, supply chain disruption, geopolitical uncertainty, the war in Ukraine and lockdowns in China. As demonstrated by our strong financial results, we successfully navigated the ever-evolving global environment by executing our playbook and controlling the controllables.

In 2023, we recognize that higher interest rates may constrain global economic growth, but we will lean into favorable secular trends, stay committed to innovation and differentiation, double down on our aftermarket initiatives, and tenaciously reduce costs to fund growth investments and drive margin expansion.

Driving Shareowner Value Through Disciplined Capital Allocation and Portfolio Optimization

Our priorities for capital deployment are clear: funding organic growth, making strategic acquisitions, delivering a growing and sustainable dividend, and completing share repurchases, while maintaining solid investment-grade credit ratings. We increased our dividend in December 2021 by 25% and announced another 23% increase in December 2022. In addition, we repurchased approximately $1.4 billion of stock in 2022 and the board approved an additional $2 billion share repurchase authorization, reflecting the board's confidence in our ability to continue delivering consistent earnings and cash flow.

We clinically review our portfolio and are becoming a more focused, differentiated, higher-growth, higher-margin business. In 2022, we completed the $3.1 billion divestiture of Chubb and the acquisition of Toshiba's HVAC business. We introduced Carrier Ventures, which connects our proven expertise and resources with the best thinkers outside of Carrier to accelerate the development of sustainable innovations and disruptive technologies.

Carrier 2.0: Creating Positive Outcomes for Our Customers' Most Pressing Challenges

We have come a long way since our April 2020 spin, and there is tremendous opportunity ahead. We are well positioned for our next phase of growth, which we refer to as Carrier 2.0. We will leverage our strong foundation and differentiated portfolio as we shift from an equipment-centric company to becoming a provider of digitally enabled lifecycle solutions. We have significant opportunity to use our digital offerings to further embed ourselves in our customers' ecosystems, and through Abound and Lynx, we will add value and generate greater recurring revenues with higher margins and pull through incremental equipment sales and services.

We are confident in our long-term prospects and are determined to remain market leaders in our fast-growing, dynamic and highly impactful industry.

Thank you for your confidence in Carrier. I am thrilled with the accomplishments achieved this past year and know the best is yet to come.

Sincerely,

David Gitlin
Chairman & Chief Executive Officer
Carrier

At Carrier, we deliver healthy, safe, sustainable and intelligent outcomes for people around the world. We do this through our Healthy Buildings, Healthy Homes and Connected Cold Chain programs, bringing together expertise from across our company and solutions from our industry-leading brands to solve global challenges and inspire confidence.

Building Confidence in Indoor Environments
Through our Healthy Buildings Program, Carrier provides solutions that inspire confidence in indoor spaces by optimizing them for human health, productivity, safety, security and sustainability. We leverage our expertise and innovative solutions to create healthy indoor environments in buildings around the world.

Carrier's healthy building solutions include ventilation and filtration technologies, controls, touchless products and more. Indoor air quality assessments, ongoing monitoring and service offerings inform building owners of opportunities to mitigate potential issues and achieve peak performance and efficiency.

Our Abound suite of digital solutions unlocks actionable insights about indoor air quality, energy and security systems, helping customers meet sustainability and operations goals. We also help customers reduce their total cost of ownership through an expanded Abound offering that enables smarter, more predictive maintenance to optimize equipment health and performance.

In addition, we introduced cloud-based fire safety and security solutions for commercial buildings, including a remote monitoring system for fire alarm control panels and an access control system to protect people and assets across multiple sites.

Bringing Confidence Home
At Carrier, we innovate to help people enhance the health and safety of their homes. Through our Healthy Homes Program, we provide solutions, education and thought leadership for healthy indoor living environments that provide comfort, promote well-being and inspire confidence.

We introduced several home health and safety solutions. Kidde launched a suite of home safety devices, including the industry's first integrated smart detection system for smoke, carbon monoxide and indoor air quality, along with a new water leak and freeze detector. The detectors and alarms use app connectivity to keep people informed of potential issues, even when they are not home.

Carrier also launched a robust suite of heating and cooling solutions well in advance of upcoming regulatory changes.

Carrier was named the Best HVAC Company of 2022 by U.S. News & World Report, based on advanced technology, energy efficiency and innovation. We also formed a strategic collaboration with Procter & Gamble Co. to raise awareness of what a healthy home is, and to equip consumers with recommended actions and products.

Delivering Confidence Through a Smarter, More Sustainable Cold Chain
Our Connected Cold Chain Program is expanding the global cold chain to positively impact people and the planet. Through product innovation, education and collaboration, Carrier is creating a more intelligent and connected cold chain that has the power to improve health outcomes, reduce hunger and food insecurity, and mitigate climate change.

Carrier develops efficient and sustainable cold chain solutions. We drive electrification across the cold chain to help customers achieve decarbonization goals, comply with evolving regulations and move toward a more sustainable future.

We rolled out new capabilities for Carrier's Lynx Fleet digital platform to provide comprehensive monitoring capabilities for refrigerated trucks and trailers. The solution offers customers greater flexibility, visibility and intelligence across the cold chain. It integrates with transportation and warehouse management systems, provides an intuitive interface to access data and helps optimize fleets to decrease fuel consumption, carbon dioxide emissions and food waste. Lynx Fleet's enhanced dashboards allow fleet managers to easily monitor transport refrigeration equipment usage, improve operational efficiencies and maximize uptime.



Carrier was selected by the Gallipolis City School District in Ohio to design and install a multibuilding HVAC solution featuring high-efficiency chillers, variable refrigerant flow systems and a building automation system. The solution was designed to simultaneously improve indoor air quality and energy efficiency, reduce operating expenses and create healthy learning environments that improve cognitive function.

HEALTHY**BUILDINGS**



Kidde created the Cause For Alarm fire safety awareness initiative to address gaps in education and access to fire safety measures. Together with fire departments, community organizations and other partners, Kidde educated people on the importance of fire safety and brought greater attention to fire safety inequities.

HEALTHY**HOMES**



Our Sensitech business expanded its industry-leading line of digital temperature monitoring solutions with a Bluetooth solution capable of reading data without opening cargo packages. The wireless, app-enabled solution is ideal for smaller packages, including those containing medicines, and it allows for fast proof-of-product condition at delivery, assuring patient safety and meeting regulatory requirements.

CONNECTED**COLDCHAIN**





HVAC

Carrier's HVAC segment provides solutions globally to meet the heating, ventilating and cooling needs of residential and commercial customers, while enhancing building performance, energy efficiency and sustainability. Through an industry-leading family of brands, we offer an innovative and complete portfolio of products and solutions, including digital offerings, building automation and services that optimize indoor environments to enhance human health, safety and productivity.

$13.4B	$2.0B	15.2%
Net sales	Adjusted operating profit[1]	Adjusted operating margin[1]

[1] See page 69 for additional information regarding non-GAAP measures.

Our HVAC businesses continue to develop solutions that help customers achieve energy savings and meet sustainability goals.

Carrier launched a robust suite of heating and cooling solutions well in advance of upcoming regulatory changes. The new, sustainable innovations are compliant with 2023 U.S. Department of Energy minimum efficiency and test procedure requirements. They include a lineup of single-stage and two-stage air conditioners and heat pumps, evaporator coils and fan coils that improve the efficiency and serviceability of HVAC systems and residential packaged products. In addition, Carrier launched light commercial products that improve performance and efficiency. To ensure a seamless transition to the 2023-ready solutions, Carrier provided comprehensive training and held large-scale events to educate distributors and dealers.

We strengthened our position in the fast-growing variable refrigerant flow and heat pump market segments by acquiring Toshiba Carrier Corp. The acquisition presents significant opportunities for Carrier to drive growth through energy-efficient residential and light commercial solutions.

The HVAC segment achieved several key wins throughout the year.

Carrier solutions were selected for Solitaire, a new mall in Saudi Arabia, to help achieve its sustainability goals and reduce costs over the life of the equipment. The agreement includes high-efficiency centrifugal chillers, along with air-handling units and fan coil units. The country's economy is rapidly growing, and Carrier is well positioned for development projects, with localized operations and a comprehensive portfolio of innovative HVAC solutions.

In China, Carrier was awarded a contract to improve energy efficiency at OneAsia Nantong Data Center. Carrier optimized the design of the chiller plant's entire cooling system and provided high-efficiency centrifugal chillers and a building control system with

Carrier

Carrier introduced a two-stage air conditioner that was among the first in a line of products that meet upcoming regulatory changes. It has high energy efficiency ratings and provides enhanced humidity control.



Automated Logic launched a cloud-based offering for its WebCTRL building automation system. The software-as-a-service solution is powered by Amazon Web Services (AWS) and provides a predictable cost of ownership. It eliminates the need for customers to manage and update their own building automation servers, and it provides opportunities to scale for growth, optimize building operations and save energy while keeping occupants comfortable.

monitoring capabilities to reduce energy consumption. The digitally enabled lifecycle solutions chosen for the data center exceed national energy standards.

At the end of 2022, approximately 1 billion square feet of commercial building space was managed using Carrier's Abound offerings. Abound is a suite of connected solutions and a cloud-based digital platform that uses advanced technologies to enable real-time, intelligent, outcome-based results that make buildings more efficient and responsive, and provide occupants with confidence in the health and safety of their indoor environments.

The city of Fullerton, California, selected NORESCO to implement an energy efficiency project that will reduce the city's carbon footprint and enable critical infrastructure upgrades. The decarbonization project is guaranteed to save the city over $12 million and reduce annual greenhouse gas emissions. The project also includes replacing HVAC systems with two high-efficiency Carrier chillers.



Hua Jing Chuan Group ordered more than 9,800 Carrier VRF units for a 20-building residential complex. The customer chose the units for their high energy efficiency, ability to provide a comfortable indoor climate year-round and quiet operation for occupants. The units exceed China's national energy efficiency standard for multiconnected air-conditioner heat pump units.

❄ Refrigeration

Carrier's Refrigeration segment provides a more healthy, safe, sustainable and intelligent cold chain through the reliable transport and preservation of food, medicine and other perishable goods. Our refrigeration and monitoring products, services and digital solutions strengthen the connected cold chain and are designed for trucks, trailers, shipping containers, intermodal applications, food retail and warehouse cooling.

$3.9B	$0.5B	12.8%
Net sales	Adjusted operating profit [1]	Adjusted operating margin [1]

[1] See page 69 for additional information regarding non-GAAP measures.

At a time of energy cost increases, Carrier introduced an Energy Optimization Program in Europe to help deliver sustainable savings to businesses with small commercial refrigeration applications up through large industrial installations. Carrier offers on-site energy evaluations to provide custom recommendations on how to reduce energy consumption through retrofits, modifications and energy-saving solutions. Carrier's ready-to-install products can help customers lower their energy usage by as much as 40% and reduce their carbon footprint.[2]

The Refrigeration segment secured many key wins throughout the year.

Clive Cowern Transport purchased Carrier refrigeration units featuring electric technology to improve the sustainability of its fleet. The digitally enabled units connect to Carrier's telematics platform to provide data and actionable insights and are backed by a BluEdge service contract to improve operational efficiency throughout the product lifecycle.

Booths, a supermarket chain, made a significant commitment to lowering emissions across its temperature-controlled fleet with new Carrier equipment, including two Iceland engineless units

Our Refrigeration businesses are helping facilitate the transition to renewable energy through electrification, while innovating sustainable and intelligent solutions and services.

Carrier collaborated to develop our first trailer concept powered by a dedicated hydrogen fuel cell. The innovative system was designed to integrate within Carrier's Vector transport refrigeration unit. It delivers zero direct emissions without a reduction in performance or refrigeration capacity when compared with diesel engines.

In China, Carrier launched the Supra A refrigeration unit featuring a control system with advanced microchip technology. The intelligent unit offers precise temperature control for perishables, while delivering energy savings, reduced carbon emissions and lower fuel consumption.

Carrier introduced an all-electric refrigeration unit for commercial vans and light-duty trucks in North America. The unit is compatible with both battery-operated and internal combustion engine vehicles. It is part of Carrier's growing family of eCool all-electric refrigeration systems designed to avoid greenhouse gas emissions and help customers achieve their sustainability targets.



Carrier is further increasing its electrification capabilities through a new strategic alliance with ConMet. Carrier's all-electric Vector transport refrigeration unit creates zero direct emissions when combined with ConMet's in-wheel electric motor solution that captures and repurposes energy from coasting and braking. The system eliminates the need for diesel fuel engines, and helps customers achieve their decarbonization goals and address environmental regulations.

Additionally, Carrier and ConMet entered into an agreement to supply Sysco Corp. trailers equipped with the new zero direct emission system.



and three Vector eCool units — the world's first fully autonomous, all-electric engineless refrigerated trailer system. In addition, six new trucks fitted with Carrier Eco-Drive units will help power Booths' existing Carrier-equipped refrigerated trailers using electric power from the truck's engine.

Transgourmet, a food distribution company, expanded its use of Carrier refrigeration systems to provide more

than 60 electric-powered truck refrigeration units in France. The units are a more sustainable alternative to diesel units.

---

[2] Depending on the cabinet model and/or mechanical system, as well as optional equipment selected during configuration and different environmental conditions, the energy saving potential for the cabinet and/or mechanical system being used may deviate. The values given are comparisons between the operation of the cabinets and/or mechanical systems without and with the additional services offered through the Carrier Energy Optimization Program (referred to as "Energy Savings Solutions").

ZIM Integrated Shipping Services selected Carrier to install 5,000 units of Lynx Fleet on refrigeration units that serve ports around the world. The telematics solution helps ZIM enhance its digital service offerings by providing customers with end-to-end cold chain visibility. Lynx Fleet intelligently monitors performance and provides notifications and diagnostic information to help fleet managers make real-time, data-based decisions to minimize the risk of system failures, improve cold chain operations, reduce cargo waste and lower operating costs.





Fire & Security

Carrier's Fire & Security segment provides a wide range of residential, commercial and industrial technologies designed to help save lives and protect people and property. Our globally recognized brands provide comprehensive lifecycle solutions, web-based and mobile applications, and cloud-based services. Through integrated digital solutions, services and technologies, we enable healthy, safe, sustainable and intelligent buildings and homes.

$3.6B	$0.5B	15.2%
Net sales	Adjusted operating profit[1]	Adjusted operating margin[1]

[1] See page 69 for additional information regarding non-GAAP measures.

connect the remote monitoring system to GST's service system to optimize equipment performance and identify opportunities for preventive maintenance or retrofits.

In our commercial security business, Aritech expanded its intrusion-protection offerings with the launch of a TruVision video surveillance recorder that syncs to the cloud. Users can receive notifications and manage the recorder remotely through a mobile app.

LenelS2 released a new version of its OnGuard access control system to streamline the user experience, help unify security across multiple sites, and optimize building health and efficiency. The system offers access to deeper analytics to facilitate intelligent decision-making, while functionality updates and remote system maintenance are performed through the cloud. It provides occupancy management, enhanced access control and proactive screening solutions to help protect people and assets. The solution is part of Carrier's Healthy Buildings Program.

Onity introduced connected capabilities for its all-in-one Serene lock for hospitality customers. The new functionality enables a seamless and contactless guest experience, enhances monitoring capabilities from the front desk, and creates operational efficiencies through remote updates and preventive maintenance insights.

Our Fire & Security businesses continue to innovate connected solutions and services that help keep buildings and homes safe and secure.

In the commercial fire business, Edwards introduced new features to EST4, an advanced networked fire alarm and emergency communications platform. The update increases system capacity for larger installations, allows for more control over audio notifications by zone and enhances cybersecurity. The system integrates with the LenelS2 OnGuard access control system and other building systems.

Our GST business launched a cloud-based remote monitoring system for commercial buildings. The digitally enabled solution monitors fire alarm control panels and provides real-time data to customers through an app. Customers have the option to



North Texas Real Estate Information Systems selected Supra's showing management and scheduling service, powered by BrokerBay, for 52,000 agents and brokers in its service area. Real estate professionals can use the subscription service to efficiently manage showing appointments, listings and offers. The service also provides insights on market trends using real-time data.



Kidde expanded its Healthy Homes offerings with the launch of a comprehensive suite of home safety devices, including the industry's first integrated smart detection system for smoke, carbon monoxide and indoor air quality. In addition, a new water leak and freeze detector helps prevent potentially costly repairs from water damage and frozen pipes by alerting homeowners of leaks or temperature drops. The Wi-Fi-enabled devices connect with the Kidde app for instant notifications.

The Fire & Security segment attained several key wins throughout the year.

Edwards was selected to provide an integrated fire alarm, smoke management and communication system for Jewel of the Creek, a large mixed-use development in Dubai. The system connects 45 fire control panels in multiple buildings to a single network with centralized reporting for streamlined emergency communication and control. It features Edwards' patented smoke detection technology.

At One Post Office Square in Boston, LenelS2 deployed its OnGuard access control system and BlueDiamond mobile credentialing technology to help provide a seamless security experience for tenants and security personnel. The OnGuard system integrates with existing building and security systems, while the BlueDiamond readers integrate with a mobile app for touchless access and visitor management.

Marioff won a contract to provide a water mist fire protection system on a cruise ship for CSSC Carnival Cruise Shipping Limited. Marioff's HI-FOG high-pressure system will protect the ship's cabins, public areas, machinery spaces and ducts. The sustainable system uses water mist as the extinguishing agent, making it a safer solution for people and the environment. It fights fires as effectively as traditional sprinklers, but with less water.



Through continuous innovation, a focus on digitally enabled lifecycle solutions and services, and a commitment to operational excellence, we create sustainable outcomes across our business and for customers around the world.

Driving Growth Through Lifecycle Solutions

At Carrier, we deliver solutions to our customers across the entire product lifecycle. Our comprehensive aftermarket solutions include remote monitoring and diagnostics, predictive maintenance, spare parts, repairs, modifications and upgrades, rentals and other cutting-edge digital services.

For the second year in a row, Carrier achieved double-digit parts and service growth in 2022, a testament to the positive response from our customers. Our differentiated and digitally enabled lifecycle solutions, such as Abound and Lynx, are accelerating our recurring revenues. We also expanded BluEdge service coverage in all business segments and increased HVAC parts sales through our e-commerce platform.

Our commercial HVAC business has approximately 70,000 chillers under BluEdge service contracts. Nearly 20,000 Carrier chillers are connected, enabling real-time monitoring and remote services from our global network of command centers, engineers and data scientists.

Similarly, our truck trailer, commercial refrigeration and industrial fire businesses offer an extensive range of BluEdge service agreements to help customers optimize equipment performance. The platform features a tiered service model and uses analytics to decipher data, extract insights and implement solutions before issues arise.

Accelerating the Development of Breakthrough Digital Technologies

Connected platforms, integrated solutions and value-added services are powering Carrier's transition from an equipment manufacturer to a provider of digitally enabled lifecycle solutions.

We combine our hardware solutions with software, data and artificial intelligence to create smarter buildings and homes and a more connected cold chain. Carrier solutions, such as Abound and Lynx, enable real-time insights that drive healthy, safe, sustainable and intelligent outcomes for customers. Our innovative, cloud-based platforms make Carrier an integral part of customer ecosystems, driving recurring revenue opportunities.

In addition, we implemented enhancements to our e-commerce capabilities and built digital customer collaboration sites to create an engaging experience.

Carrier formed strategic partnerships to accelerate the development of disruptive technologies. We signed a collaboration agreement with Amazon Web Services to offer additional software-as-a-service solutions in the


© Meyer Turku

In our Fire & Security segment, Marioff extended its BluEdge Elite service agreement with Royal Caribbean Group to provide preventive maintenance services for water mist fire protection systems installed aboard 46 cruise ships. The five-year agreement provides added confidence and peace of mind, and covers spare parts, on-call emergency support and crew training.

AWS Marketplace for HVAC performance, sustainability, and safety and security. The collaboration is part of Carrier's growing investment in solutions that inspire confidence in the health and safety of indoor environments.

We also invest in digital platforms to optimize Carrier's internal productivity and accelerate product innovation. Our proprietary Carrier IO platform enables connectivity across the company, increasing agility and efficiency when developing solutions for our customers.

Creating Innovative Solutions for a Smarter, More Sustainable Future

Carrier innovates to accelerate the development of healthy, safe, sustainable and intelligent building and cold chain solutions. We design digitally enabled solutions and services with the product lifecycle in mind, and we proactively enhance our products in advance of regulatory changes.

In 2022, for the eighth year in a row, we released more than 100 new products. We also have more than 9,000 active patents and pending patent applications worldwide combined.

We are developing more connected and sustainable solutions, including new offerings on our Abound and Lynx platforms. In addition, the acquisition of Toshiba Carrier Corp. and newly announced Centers of Excellence in the United States and Europe will advance our product development in the heat pump segment. Our latest energy-efficient HVAC solutions and refrigeration systems use refrigerants with lower global warming potential and leverage digital capabilities to improve sustainable outcomes. Carrier is also shifting to electric building and cold chain technologies, while providing customers with more data about the health and safety of their homes through advanced sensing capabilities and mobile connectivity.

We opened our first Carrier i3 Lab, an innovation incubator, to ignite the development of disruptive, breakthrough technologies and empower Carrier teams to develop, test and learn quickly.

Carrier collaborates with a number of universities to support technological advancements. At the University of Notre Dame, we established the Willis Carrier Centrifugal Compressor Technology Laboratory and a Carrier Center of Excellence. Students will work with researchers and support Carrier in advancing product designs.



Carrier's Vector eCool, an all-electric refrigerated trailer system (pictured above), and Abound, a suite of connected solutions and a cloud-based digital platform, were recognized among Fast Company's 2022 World Changing Ideas. The awards program focuses on social good and solutions that make the world better.

Enhancing Performance Through Operational Excellence

Carrier Excellence is our continuous improvement framework that drives operational excellence across the company, enhances customer experiences, enables growth and engages employees in problem-solving to achieve breakthrough performance results.

We are building a more resilient supply chain with increased leverage through dual sourcing of approximately 45% of critical components, localizing suppliers, establishing direct relationships with original equipment manufacturers and redesigning components.

New digital tools enabled us to create a more connected supply chain, extract insights and improve end-to-end operations. We also invested in automation projects with approximately 3.6 million aggregate automated manufacturing hours in 2022.

In addition, we are focused on product safety and quality, along with health and safety excellence throughout our facilities. Our factories undergo an in-depth quality assessment to ensure compliance with our standards, and our Lead with Safety program includes nine safety commitments that empower our employees to stop work if any task cannot be performed safely. The program helps us uphold our 2030 ESG goal to maintain world-class safety metrics.

Environmental, Social & Governance

Our 2030 ESG goals underscore Carrier's commitment to the things that matter and to continuously challenge ourselves to think bigger and to be better. Expanding on three decades of environmental targets, our goals include measures to improve our planet, our people and our communities through sustainable solutions, investments and practices. We strive to be a catalyst for positive and sustainable change as we innovate, empower our people and operate with integrity. That is *The Carrier Way.*

In addition, Carrier recently committed to setting near- and long-term greenhouse gas emission reduction goals in line with the Science Based Targets initiative to limit global warming to 1.5°C. According to this initiative, we also are targeting net-zero greenhouse gas emissions across our value chain by 2050.

ESG Recognition

Ranked No. 9 of **100 Most Sustainable Companies**
Barron's, 2022

Named to **Carbon Clean200**
Corporate Knights, 2022

Achieved **Prime ESG Corporate Rating**
ISS ESG, 2022

Achieved **ESG Leader Rating**
MSCI ESG Ratings, 2022

Among **America's Most Responsible Companies**
Newsweek, 2022

Named an **ESG Industry Top-Rated Company**
Sustainalytics, 2022

2030 ESG Goals

Our Planet

- Reduce our customers' carbon footprint by more than 1 gigaton.
- Invest over $2 billion to develop healthy, safe, sustainable and intelligent building and cold chain solutions that incorporate sustainable design principles and reduce lifecycle impacts.
- Achieve carbon neutral operations.
- Reduce energy intensity by 10% across our operations.
- Achieve water neutrality in our operations, prioritizing water-scarce locations.
- Deliver zero waste to landfill from manufacturing locations.
- Establish a responsible supply chain program and assess key factory suppliers against program criteria.

Our People

- Exceed benchmark employee engagement.
- Achieve gender parity in senior leadership roles.
- Achieve a diverse workforce that represents the communities in which we live and work.
- Foster the growth of Employee Resource Groups (ERGs) to drive social impact.
- Maintain world-class safety metrics.

Our Communities

- Positively impact communities by enabling access to safe and healthy indoor environments, alleviating hunger and food waste, and volunteering our time and talent.
- Invest in science, technology, engineering and math education (STEM) programs that promote diversity and inclusion.
- Promote sustainability through education, partnerships and climate resiliency programs.

Learn about our progress at
corporate.carrier.com/esg-report

Sustainability

Carrier develops innovative products and digitally enabled services that help customers reduce greenhouse gas emissions and achieve their sustainability goals. We also incorporate sustainable practices throughout our global operations to reduce our environmental footprint.

We continuously strive to mitigate climate change and provide customers with more holistic sustainability solutions. Our innovative products, services and digital capabilities help customers meet their energy, carbon and food-waste reduction goals, while we shift to more renewable energy sources through electrification and to refrigerants with lower global warming potential.

By providing sustainable solutions, we are advancing toward our ESG goal of helping customers avoid more than 1 gigaton of greenhouse gas emissions by 2030. The deployment of Carrier heat pumps to reduce carbon emissions and energy consumption in schools in the United Kingdom is just one example. In addition, Carrier's all-electric refrigeration systems for commercial vans and trucks are among the many sustainable solutions that we offer to support customers on their decarbonization journeys.

Our global venture capital group, Carrier Ventures, invested in seven companies in 2022 to accelerate the development of sustainable innovations and disruptive technologies for building and cold chain solutions. The group forms strategic partnerships with high-growth companies as they develop technologies to innovate and commercialize the next generation of differentiated net-zero solutions. Focus areas include electrification, energy management, and residential and light commercial HVAC technologies, including software and analytics, and telematics.

We have implemented initiatives across Carrier facilities to reduce our absolute greenhouse gas emissions by expanding the use of high-efficiency equipment, refrigerants with lower global warming potential, electric technologies and renewable energy. We also achieved zero waste to landfill certification at three additional manufacturing sites by transitioning to more sustainable methods of waste management.

We are advancing the global dialogue to accelerate decarbonization through more sustainable building and cold chain solutions. We participated in the United Nations COP27 convention on climate change in Egypt, the World Economic Forum in Switzerland, the World Green Building Council's Global Solutions Forum in England and the Future Investment Initiative in Saudi Arabia.



Renewable energy is an enabler of Carrier's carbon neutrality goal. A solar array system was installed at Carrier's Shanghai campus. The renewable energy generated from this system is expected to account for approximately 25% of the site's annual electricity consumption.

Our People & Culture

At Carrier, our diverse ideas and perspectives are our greatest source of innovation. We work as one global team with *The Carrier Way* as our foundation.

As an employer of choice, Carrier attracts, develops and retains world-class talent, and fosters an inclusive and diverse culture that promotes teamwork and employee well-being and accelerates innovation for our customers.

The Carrier Way defines our vision, reaffirms our values, describes the behaviors that create a winning culture, and establishes how we work and win together. We reinforce *The Carrier Way* across our company through ongoing communication, education and our Chairman's Awards, which celebrate teams that best demonstrate our values and culture.

To empower our employees, Carrier has invested in global people programs focused on culture, engagement, inclusion, flexible work, well-being, and development and career growth.







We listen to our employees, review their feedback and take action for continuous improvement. We conduct our *Pulse* global engagement survey three times a year in local languages. Our engagement and inclusion scores increased in 2022 and were above benchmark.

Pulse Survey Results

Engagement Score



Carrier   Benchmark

Inclusion Score



Carrier   Benchmark

We launched our global flexible work philosophy, which is rooted in four key tenets: Flexibility Matters, Place Matters, Team Matters and Outcomes Matter. Aligned with these tenets and *The Carrier Way*, worX provides employees with remote work flexibility, balancing the needs of employees, the business and our customers.[1]

We enhanced Performance Connections, our performance management and development program, to foster authentic, two-way conversations on employee well-being and overall engagement. In addition, we extended Carrier's Employee Assistance Program benefits globally at no cost to employees and their household family members. The program provides access to resources and confidential support on work-life balance, family, mental health and more.

Employee growth and development are a priority for Carrier. Participation in our global Talent Possible programs grew significantly. These programs support leadership development at three critical career stages: early career, mid-career and senior leadership. Participation nearly tripled in our New People Manager Program, helping participants to lead with *The Carrier Way* values and behaviors. In addition, Carrier's ELEVATE: Women in Leadership development program graduated its third cohort of participants, and the second cohort of professionals graduated from ELEVATE: Blacks in Leadership.

To further empower employees on their development journeys, we increased our online learning and certification offerings. In 2022, 96% of our salaried employees completed online learning about inclusion and diversity (I&D).

At Carrier, our _belong I&D philosophy and our four-tenet strategy — Reduce the Gap, Develop & Sponsor, Drive Inclusion and Lean Forward — continue to provide our people leaders and employees with the guiding principles for how we become a more globally inclusive and diverse company.

For the second consecutive year, Carrier was named a Best Place to Work for LGBTQ+ Equality by the Human Rights Campaign Foundation in the United States and for the first time in Mexico by Equidad Mexico. In the United States, the perfect score of 100 points on the Corporate Equality Index demonstrates our commitment to inclusion.

As part of our ongoing commitment to the CEO Action for Diversity & Inclusion pledge, we expanded Carrier's "Days of Understanding." Discussion topics included how to foster a more inclusive workplace and the power of allyship.

Carrier also hosted students from historically Black colleges and universities, including North Carolina Agricultural and Technical State University and Spelman College, for three days of immersive learning at our world headquarters. Focus areas included our business, values, culture, inclusion and diversity, leadership programs and career opportunities.

Our Progress on Reducing the Gap

	2015	2022
Global executive diversity[2]	27%	49%
Global women executives[3]	20%	30%
U.S. People of Color executives	13%	31%
U.S. People of Color professionals	18%	26%



United Carrier Asian Network hosted a series of seminars on cultural awareness, business strategy, problem-solving and mental health.

Our other Employee Resource Groups also led grassroots efforts to drive a culture of inclusion and celebrate the diversity of our global workforce.

- **Carrier Black Alliance** filled backpacks with school supplies and distributed them to youth in collaboration with local agencies.

- **Carrier Hispanics & Latinos Employee Engagement Resource group** raised money to fund scholarships awarded to Hispanic students.

- **Military & Veterans** hosted an event featuring Carrier employees who shared impactful stories about their military service, sacrifice and perseverance.

- **Pride** held educational sessions across the globe on sexual diversity, gender identity and being an effective ally.

- **Women Empowerment at Carrier** held global events to discuss career advancement, raise awareness against bias and take action for equality.

[1] For those employees whose roles and responsibilities allow for remote work. May be subject to location regulation or bargaining/consultation requirement.
[2] Global women and U.S. People of Color.
[3] Does not include Toshiba Carrier Corp.

Corporate Responsibility

Carrier makes a positive impact on communities through philanthropic giving, volunteerism and partnerships. In alignment with our 2030 ESG goals, we provide innovative solutions that address critical challenges while creating a healthy, safe, sustainable and intelligent world for generations to come.

Carrier is collaborating internationally to advance cold chain development, improve health outcomes, and reduce hunger, food insecurity and carbon emissions. We teamed up with other leading companies and the United Nations World Food Programme to build a world-class Transport Training Centre in Ghana, aimed at enhancing transport and logistics capacities across West Africa to help preserve, protect and extend the supply of medicines and vaccines.

In India, we expanded United for Air, our air-quality-improvement initiative, by installing additional air monitors and LED display boards that provide the public with real-time air quality information about pollution levels. Data is also available through a mobile app. The campaign provides tips on reducing pollution and organizes hands-on activities to educate and engage communities on actions they can take for cleaner outdoor air.

Carrier and The Nature Conservancy are helping make the cities of tomorrow more resilient, healthy and equitable. Through a three-year commitment, Carrier supported projects that helped address climate change and restored natural habitats around the globe. In Mexico, 175 hectares were conserved and reforested near the main source of water for the city of Monterrey and its metropolitan area, resulting in more than 8,000 tons of avoided soil erosion.

Kidde created the Cause For Alarm fire education and safety initiative to support communities that are at higher risk of death or injury in residential fires due to different factors such as age, disability and socioeconomic circumstances. In addition to raising awareness and providing educational resources on home safety, Kidde teamed up with other organizations to donate fire safety products to communities in need.

Our employees contributed funds to worldwide nonprofit organizations to support the Ukrainian people, and contributions were matched dollar for dollar by Carrier. In addition, employees participated in humanitarian efforts. Carrier also provided job opportunities to refugees who fled their homes and country, and donated fire extinguishers to people in Ukraine.

We piloted the Carrier STEMulated Minds program with a chapter of the Boys & Girls Clubs to enhance STEM skills among middle and high school club members. Our employees volunteered their time to help youth discover STEM careers.

Carrier is creating a pipeline of future HVAC technicians through a collaboration with the Building Talent Foundation. The programs promote careers in the trades to youth and underrepresented populations, align training with industry needs and persistent labor shortages, and build engagement through career advancement opportunities. With Carrier's support, the Building Talent Foundation has placed more than 500 people into HVAC-related jobs over two years.



Carrier supported home builds across six U.S. cities as a signature partner of Habitat for Humanity's Home is the Key campaign to create safe and affordable housing. We also supported additional home builds across the country. Our involvement includes volunteer efforts, financial support and product donations from our Healthy Homes suite of indoor air quality and fire safety solutions. As part of these efforts, we proudly celebrated our 25th consecutive annual home build in Indianapolis.

Financials

The financial information included herein should be read in conjunction with the financial statements and notes in our Annual Report on Form 10-K for calendar year 2022 filed with the United States Securities and Exchange Commission ("SEC") on February 7, 2023 (the "2022 Annual Report on Form 10-K").

Cautionary Note Concerning Factors That May Affect Future Results

This Annual Report contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "outlook," "confident," "scenario" and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates and other measures of financial performance or potential future plans, strategies or transactions of Carrier, Carrier's plans with respect to our indebtedness and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

- the effect of economic conditions in the industries and markets in which Carrier and our businesses operate in the U.S. and globally and any changes therein, including financial market conditions, inflationary cost pressures, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction, the impact of weather conditions, pandemic health issues (including COVID-19, any variants and their effects, among other things, on production and on global supply, demand, and distribution as the outbreak continues and results in a prolonged period of travel, commercial and other restrictions and limitations), natural disasters and the financial condition of our customers and suppliers;
- challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services;
- future levels of indebtedness, capital spending and research and development spending;
- future availability of credit and factors that may affect such availability, including credit market conditions and Carrier's capital structure and credit ratings;
- the timing and scope of future repurchases of Carrier's common stock, including market conditions and the level of other investing activities and uses of cash;
- delays and disruption in the delivery of materials and services from suppliers;

- cost reduction efforts and restructuring costs and savings and other consequences thereof;
- new business and investment opportunities;
- the outcome of legal proceedings, investigations and other contingencies;
- the impact of pension plan assumptions on future cash contributions and earnings;
- the impact of the negotiation of collective bargaining agreements and labor disputes;
- the effect of changes in political conditions in the U.S. and other countries in which Carrier and our businesses operate, including the effect of changes in U.S. trade policies, on general market conditions, global trade policies and currency exchange rates in the near term and beyond;
- the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which we and our businesses operate;
- the ability of Carrier to retain and hire key personnel;
- the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses into existing businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs;
- a determination by the U.S. Internal Revenue Service ("IRS") and other tax authorities that the Distribution or certain related transactions should be treated as taxable transactions; and
- risks associated with indebtedness, as well as our ability to reduce indebtedness and the timing thereof.

This Annual Report and the 2022 Annual Report on Form 10-K include important information as to risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. See the Notes to the Consolidated Financial Statements in this Annual Report under the heading "Note 23 – Commitments and Contingent Liabilities," the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Business Overview," "Results of Operations," "Liquidity and Financial Condition," and "Critical Accounting Estimates," and the section entitled "Risk Factors" in the 2022 Annual Report on Form 10-K. The 2022 Annual Report on Form 10-K also includes important information as to these factors in the "Business" section under the headings "General," "Other Matters Relating to Our Business as a Whole," and in the "Legal Proceedings" section. The forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time to time in our other filings with the SEC.

This Annual Report, the 2022 Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are available free of charge through the Investors section of our Internet website (*http://www. corporate.carrier.com*) under the heading "SEC Filings" as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the SEC. In addition, the SEC maintains an Internet website (*http://www.sec.gov*) containing reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Management's Discussion and Analysis

BUSINESS OVERVIEW

Business Summary

Carrier Global Corporation is the leading global provider of healthy, safe, sustainable and intelligent building and cold chain solutions with a focus on providing differentiated, digitally-enabled lifecycle solutions to our customers. Our portfolio includes industry-leading brands such as Carrier, Toshiba, Automated Logic, Carrier Transicold, Kidde, Edwards and LenelS2 that offer innovative HVAC, refrigeration, fire, security and building automation technologies to help make the world safer and more comfortable. We also provide a broad array of related building services, including audit, design, installation, system integration, repair, maintenance and monitoring. Our operations are classified into three segments: HVAC, Refrigeration and Fire & Security.

Our worldwide operations are affected by global and regional industrial, economic and political factors and trends. These include the mega-trends of urbanization, climate change and increasing requirements for food safety driven by the food needs of our growing global population and the rising standards of living in emerging markets. We believe that our business segments are well positioned to benefit from favorable secular trends, including these mega-trends and from the strength of our industry-leading brands and track record of innovation. In addition, we regularly review our end markets to proactively identify trends and adapt our strategies accordingly.

Our business is also affected by changes in the general level of economic activity, such as changes in business and consumer spending, construction and shipping activity as well as short-term economic factors such as currency fluctuations, commodity price volatility and supply disruptions. We continue to invest in our business, take pricing actions to mitigate supply chain and inflationary pressures, develop new products and services in order to remain competitive in our markets and use risk management strategies to mitigate various exposures. We believe that we have industry-leading global brands, which form the foundation of our business strategy. Coupled with our focus on growth, innovation and operational efficiency, we expect to drive long-term future growth and increased value for our shareowners.

Significant Events

Acquisition of Toshiba Carrier Corporation

On February 6, 2022, we entered into a binding agreement to acquire a majority ownership interest in TCC, a VRF and light commercial HVAC joint venture between Carrier and Toshiba Corporation. TCC designs and manufactures flexible, energy-efficient and high-performance VRF and light commercial HVAC systems as well as commercial products, compressors and heat pumps. The acquisition included all of TCC's advanced research and development centers and global manufacturing operations, product pipeline and the long-term use of Toshiba's iconic brand. The acquisition was completed on August 1, 2022. As a result, the assets, liabilities and results of operations of TCC are consolidated in the accompanying Consolidated Financial Statements as of the date of acquisition and reported within our HVAC segment. Upon closing, Toshiba Corporation retained a 5% ownership interest in TCC.

Supply Chain Challenges

The ongoing global economic recovery from the COVID-19 pandemic has caused significant challenges for global supply chains resulting in inflationary cost pressures, component shortages and transportation delays. As a result, we have incurred incremental costs for commodities and components used in our products as well as component shortages that have negatively impacted our sales and results of operations. We expect that these challenges will continue to have an impact on our businesses for the foreseeable future.

We continue to take proactive steps to limit the impact of these challenges and are working closely with our suppliers to ensure availability of products and implement other cost savings initiatives. In addition, we continue to invest in our supply chain to improve its resilience with a focus on automation, dual sourcing of critical components and localized manufacturing when feasible. To date, there has been limited disruption to the availability of our products, though it is possible that more significant disruptions could occur if these supply chain challenges continue.

Russia's Invasion of Ukraine

In February 2022, Russian forces initiated a military action against Ukraine. As a result, the European Union, the United States, the United Kingdom and other countries have imposed sanctions that have increased global economic and political uncertainty. We operated in Russia through a Russia-based subsidiary and a joint venture which represented less than 1% of our total assets and revenue. On March 10, 2022, we announced that we were suspending business operations in Russia, honoring existing contractual obligations in a manner that fully complies with all sanctions and trade controls imposed. As of December 31, 2022, we have ceased all operations in Russia. While neither Russia nor Ukraine constitute a material portion of our business, the conflict could lead to disruption, instability and volatility in global markets and industries that could negatively impact our results of operations. We continue to monitor the evolving impacts of this conflict and its effect on the global economy and geopolitical landscape.

Sale of Chubb Fire & Security Business

On July 26, 2021, we entered into a stock purchase agreement to sell our Chubb business to APi. Chubb, which was reported within our Fire & Security segment, delivered essential fire safety and security solutions from design and installation to monitoring, service and maintenance across more than 17 countries around the globe. On January 3, 2022, we completed the Chubb Sale for net proceeds of $2.9 billion and recognized a gain on the sale of $1.1 billion during the year ended December 31, 2022.

Impact of the COVID-19 Pandemic

In early 2020, the World Health Organization declared the outbreak of a respiratory disease known as COVID-19 as a global pandemic. In response, many countries implemented containment and mitigation measures to combat the outbreak, which severely restricted the level of economic activity and caused a significant contraction in the global economy. As a result, we took several preemptive actions to manage liquidity, preserve the health and safety of our employees and customers as well as maintaining the continuity of our operations. The preparation of financial statements requires management to use judgments in making estimates and assumptions based on the relevant information available at the end of each period, which can have a significant effect on reported amounts.

However, due to significant uncertainty surrounding the pandemic, including a resurgence in cases and the spread of COVID-19 variants, management's judgments could change. While our results of operations, cash flows and financial condition could be negatively impacted, the extent of any continuing impact cannot be estimated with certainty at this time.

RESULTS OF OPERATIONS

This discussion summarizes the significant factors affecting our consolidated results of operations, financial condition and liquidity for the year ended December 31, 2022 compared with December 31, 2021. This discussion should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to the Consolidated Financial Statements in this Annual Report. A detailed discussion of the year ended December 31, 2021 compared with December 31, 2020 is not included herein and can be found in the Management's Discussion and Analysis of Financial Condition and Results of Operations section in the Company's 2021 Annual Report on Form 10-K, filed with the SEC on February 8, 2022, under the heading "Results of Operations," which is incorporated herein by reference.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021
As a result of the Chubb Sale, we do not have any remaining ownership interest in Chubb and no longer consolidate Chubb in our financial statements as of January 3, 2022. Therefore, this Management's Discussion and Analysis of Financial Condition and Results of Operations only includes the financial results of Chubb in periods prior to the date of sale. As a result, prior period results may not be comparable to the current period.

The results of TCC's operations are included in our consolidated results since the acquisition date of August 1, 2022. Prior to the acquisition, we accounted for our minority ownership in TCC under the equity method of accounting and recognized our portion of earnings within *Equity method investment in net earnings* as part of operating expenses. As a result, prior period results may not be comparable to the current period.

The following represents our consolidated net sales and operating results:

(IN MILLIONS)	2022	2021	Period Change	% Change
Net sales	$ 20,421	$ 20,613	$ (192)	(1)%
Cost of products and services sold	(14,957)	(14,633)	(324)	2%
Gross margin	5,464	5,980	(516)	(9)%
Operating expenses	(949)	(3,335)	2,386	(72)%
Operating profit	4,515	2,645	1,870	71%
Non-operating income (expense), net	(223)	(245)	22	(9)%
Income from operations before income taxes	4,292	2,400	1,892	79%
Income tax expense	(708)	(699)	(9)	1%
Net income from operations	3,584	1,701	1,883	111%
Less: Non-controlling interest in subsidiaries' earnings from operations	50	37	13	35%
Net income attributable to common shareowners	$ 3,534	$ 1,664	$ 1,870	112%

Net Sales
For the year ended December 31, 2022, *Net sales* was $20.4 billion, a 1% decrease compared with the same period of 2021. The components of the year-over-year change were as follows:

	2022
Organic / Operational	8%
Foreign currency translation	(3)%
Acquisitions and divestitures, net	(6)%
Total % change	(1)%

Organic sales for the year ended December 31, 2022 increased by 8% compared with the same period of 2021. We continue to benefit from the demand for energy-efficient, digital products and healthy building solutions. In addition, pricing improvements more than offset inflationary impacts in each of our segments. The organic increase was primarily driven by our HVAC segment due to pricing improvements in our North America residential and light commercial business and improved global end-markets in our Commercial HVAC business. Refrigeration results were flat as each of the segment's businesses experienced challenges in certain end markets during the second half of the year. Pricing improvements in our Fire & Security segment were the primary driver of growth compared with the prior year while supply chain and logistics constraints continue to be challenging. Refer to "Segment Review" below for a discussion of *Net sales* by segment.

Gross Margin

For the year ended December 31, 2022, gross margin was $5.5 billion, a 9% decrease compared with the same period of 2021. The components were as follows:

(IN MILLIONS)	2022	2021
Net sales	$ 20,421	$ 20,613
Cost of products and services sold	(14,957)	(14,633)
Gross margin	$ 5,464	$ 5,980
Percentage of net sales	26.8%	29.0%

Gross margin decreased by $516 million compared with the year ended December 31, 2021. A main driver of the decrease related to incremental costs of products and services sold associated with TCC since the date of acquisition, which included inventory step-up, backlog amortization and intangible asset amortization resulting from the recognition of acquired assets at fair value. These costs had a 50 basis point impact on gross margin as a percentage of *Net sales*. In addition, each of our segments continue to be impacted by the higher cost of commodities and components used in our products, certain supply chain constraints and higher freight costs. However, these impacts were partially offset by ongoing customer demand, pricing improvements and our continued focus on productivity initiatives. Although pricing improvements more than offset inflationary impacts and supply chain challenges, gross margin as a percentage of *Net sales* decreased by 220 basis points compared with the same period of 2021.

Operating Expenses

For the year ended December 31, 2022, operating expenses, including *Equity method investment net earnings*, was $0.9 billion, a 72% decrease compared with the same period of 2021. The components were as follows:

(IN MILLIONS)	For the Year Ended December 31,	
	2022	2021
Selling, general and administrative	$(2,512)	$ (3,120)
Research and development	(539)	(503)
Equity method investment net earnings	262	249
Other income (expense), net	1,840	39
Operating expenses	$ (949)	$ (3,335)
Percentage of net sales	4.6%	16.2%

For the year ended December 31, 2022, *Selling, general and administrative* expenses were $2.5 billion, a 19% decrease compared with the same period of 2021. The decrease is primarily due to the Chubb Sale on January 3, 2022. In addition, lower restructuring charges and the benefit provided by changes in the fair value of cash-settled equity awards further contributed to the decrease. These amounts were partially offset by incremental selling, general and administrative expenses associated with TCC since the date of acquisition and $31 million of acquisition-related costs. The year ended December 31, 2021 included $43 million of costs related to the Chubb Sale and $20 million of costs related to the Separation.

Research and development costs relate to new product development and new technology innovation. Due to the variable nature of program development schedules, year-over-year spending levels can fluctuate. In addition, we continue to invest to prepare for future energy efficiency and refrigerant regulation changes and in digital controls technologies.

Investments over which we do not exercise control, but have significant influence, are accounted for using the equity method of accounting. For the year ended December 31, 2022, *Equity method investment net earnings* were $262 million, a 5% increase compared with the same period of 2021. The increase was primarily related to a $27 million gain on the sale of two minority owned subsidiaries by one of our joint ventures. In addition, higher earnings in HVAC joint ventures in Asia and North America further benefited earnings. These amounts were partially offset by the increase in our ownership interest in TCC on August 1, 2022. As a result, TCC is no longer accounted for under the equity method of accounting since the date of acquisition.

Other income (expense), net primarily includes the impact of gains and losses related to the sale of interests in our equity method investments, foreign currency gains and losses on transactions that are denominated in a currency other than an entity's functional currency and hedging-related activities. In connection with the TCC acquisition, the carrying value of our previously held TCC equity investments were recognized at fair value at the date of acquisition. As a result, we recognized a $705 million non-cash gain associated with the increase in our ownership interest. In addition, we completed the Chubb Sale and recognized a net gain on the sale of $1.1 billion during the twelve months ended December 31, 2022.

Non-Operating Income (Expense), net

For the year ended December 31, 2022, Non-operating income (expense), net was $223 million, a 9% decrease compared with the same period of 2021. The components were as follows:

(IN MILLIONS)	For the Year Ended December 31, 2022	2021
Non-service pension benefit (expense)	$ (4)	$ 61
Interest expense	(302)	(319)
Interest income	83	13
Interest (expense) income, net	(219)	(306)
Non-operating income (expense), net	**$ (223)**	$ (245)

Non-operating income (expense), net includes the results from activities other than normal business operations such as interest expense, interest income and the non-service components of pension and post-retirement obligations. Interest expense is affected by the amount of debt outstanding and the interest rates on that debt. For the year ended December 31, 2022, interest expense was $302 million, a 5% decrease compared with the same period of 2021. During the year ended December 31, 2022, we completed tender offers to repurchase approximately $1.15 billion aggregate principal of our 2.242% Notes due 2025 and 2.493% Notes due 2027. Upon settlement, we wrote off $5 million of unamortized deferred financing costs in *Interest expense* and recognized a net gain of $33 million in *Interest income*. During the year ended December 31, 2021, we incurred a make-whole premium

of $17 million and write-off of $2 million of unamortized deferred financing costs as a result of the redemption of our $500 million 1.923% Notes originally due in February 2023.

Income Taxes

	2022	2021
Effective tax rate	**16.5%**	29.1%

The effective tax rate for the year ended December 31, 2022 was lower than our statutory U.S. federal income tax rate. The decrease was driven by a lower effective tax rate on the $705 million non-cash gain resulting from the recognition of our previously held TCC equity investments at fair value upon acquisition of TCC, a lower effective tax rate on the $1.1 billion Chubb gain and $45 million of foreign tax credits generated and utilized in the current year. The effective tax rate for the year ended December 31, 2021 was higher than our statutory U.S. federal income tax rate. The increase was driven by a net tax charge of $157 million primarily relating to the re-organization and disentanglement of certain Chubb subsidiaries executed in advance of the planned divestiture of Chubb and a $43 million deferred tax charge as a result of the tax rate increase from 19% to 25% in the United Kingdom. These amounts were partially offset by a favorable tax adjustment of $70 million due to foreign tax credits generated and expected to be utilized in the current year and $21 million resulting from the re-organization of a German subsidiary.

Segment Review

We conduct our operations through three reportable segments:
- The HVAC segment provides products, controls, services and solutions to meet the heating, cooling and ventilation needs of residential and commercial customers while enhancing building performance, health, energy efficiency and sustainability.
- The Refrigeration segment includes transport refrigeration and monitoring products, services and digital solutions for trucks, trailers, shipping containers, intermodal and rail, as well as commercial refrigeration products.
- The Fire & Security segment provides a wide range of residential, commercial and industrial technologies designed to help protect people and property.

We determine our segments based on how our Chief Executive Officer, who is the Chief Operating Decision Maker (the "CODM"), allocates resources, assesses performance and makes operational decisions. The CODM allocates resources and evaluates the financial performance of each of our segments based on *Net sales* and *Operating profit*. Adjustments to reconcile segment reporting to the consolidated results are included in Note 21 - Segment Financial Data.

Summary performance for each of our segments is as follows:

(IN MILLIONS)	Net Sales 2022	2021	Operating Profit 2022	2021	Operating Margin 2022	2021
HVAC	$ 13,408	$11,390	$ 2,610	$1,738	19.5%	15.3%
Refrigeration	3,883	4,127	483	476	12.4%	11.5%
Fire & Security	3,570	5,515	1,630	662	45.7%	12.0%
Total segment	**$ 20,861**	$21,032	**$ 4,723**	$2,876	**22.6%**	13.7%

HVAC Segment

For the year ended December 31, 2022, *Net sales* in our HVAC segment was $13.4 billion, an 18% increase compared with the same period of 2021. The components of the year-over-year change were as follows:

	Net sales
Organic / Operational	12%
Foreign currency translation	(2)%
Acquisitions and divestitures, net	8%
Total % change	**18%**

The organic increase in *Net sales* of 12% was driven by continued strong results across each of the segment's businesses. Increased sales in our North America residential and light commercial business (up 14%) were primarily driven by pricing improvements and end market demand. These amounts were partially offset by volume reductions in certain end markets. Increased sales in our Commercial HVAC business (up 9%) benefited from pricing improvements and ongoing customer demand in our end-markets. The business saw growth in North America and Asia while growth in Europe was tempered by current economic conditions and inflationary cost pressures which impacted end-market demand. Increased sales in our Global Comfort Solutions business (up 8%) were primarily driven by pricing improvements. While current demand remains strong, supply chain and logistics constraints continue to be challenging, negatively impacting our sales and results of operations. In addition, results for 2021 reflected a significant rebound in demand after initial weakness associated with the COVID-19 pandemic.

On August 1, 2022, the Commercial HVAC business acquired a majority ownership interest in TCC, a VRF and light commercial HVAC joint venture between Carrier and Toshiba Corporation. The results of TCC have been included in our Consolidated Financial Statements since the date of acquisition. The transaction added 7% to *Net sales* for the year ended December 31, 2022 and is included in Acquisitions and divestitures, net.

On June 1, 2021, the Commercial HVAC business acquired a 70% controlling interest in Guangdong Giwee Group and its subsidiaries ("Giwee") and subsequently acquired the remaining 30% ownership interest on September 7, 2021. Giwee is a China-based manufacturer offering a portfolio of HVAC products including variable refrigerant flow, modular chillers and light commercial air conditioners. The results of Giwee have been included in our Consolidated Financial Statements since the date of acquisition. The transaction added 1% to *Net sales* during the year ended December 31, 2022 and is included in Acquisitions and divestitures, net.

For the year ended December 31, 2022, *Operating profit* in our HVAC segment was $2.6 billion, a 50% increase compared with the same period of 2021. The components of the year-over-year change were as follows:

	Operating profit
Organic / Operational	10%
Foreign currency translation	(1)%
Acquisitions and divestitures, net	(1)%
Restructuring	1%
Other	41%
Total % change	**50%**

The operational profit increase of 10% was primarily attributable to pricing improvements compared with the prior year. Higher earnings from equity method investments in Asia and North America also benefited operational profit and included a $27 million gain on the sale of two minority owned subsidiaries by one of our joint ventures. These amounts were partially offset by the increase in our ownership interest in TCC on August 1, 2022. As a result, TCC is no longer accounted for under the equity method of accounting since the date of acquisition. In addition, productivity initiatives provided further benefits to operational profit. These amounts were partially offset by the higher costs of commodities and components used in our products as well as higher freight and logistics costs.

In connection with the TCC acquisition, the carrying value of our previously held TCC equity investments were recognized at fair value at the date of acquisition. As a result, we recognized a $705 million non-cash gain associated with the increase in our ownership interest in Other. In addition, amounts reported in Other include a $22 million charge resulting from a litigation matter recognized during the year ended December 31, 2022.

Refrigeration Segment

For the year ended December 31, 2022, *Net sales* in our Refrigeration segment was $3.9 billion, a 6% decrease compared with the same period of 2021. The components of the year-over-year change were as follows:

	Net sales
Organic / Operational	—%
Foreign currency translation	(6)%
Total % change	**(6)%**

Organic *Net sales* were flat compared to the prior year as each of the segment's businesses experienced challenges in certain end markets during the second half of the year. Results for Commercial refrigeration were flat compared with the prior year, primarily driven by continued supply chain constraints and lower volumes in Europe as economic conditions and inflationary cost pressures impacted end-market demand. In addition, ongoing growth in Asia was more than offset by fourth quarter COVID-19 impacts. These impacts were offset by pricing improvements. Transport refrigeration sales were flat compared to the prior year as pricing improvements and strong end market demand in the U.S. and Europe were offset by continued weakness in the marine sector. The year ended December 31, 2021 reflected a significant rebound in demand associated with the cyclical decline that began in late 2019 as well as the demand for global transportation and COVID-19 vaccine-related cargo monitoring. In addition, supply chain and logistics constraints continue to be challenging, negatively impacting our sales and results of operations.

For the year ended December 31, 2022, *Operating profit* in our Refrigeration segment was $483 million, a 2% increase compared with the same period of 2021. The components of the year-over-year change were as follows:

	Operating profit
Organic / Operational	5%
Foreign currency translation	(7)%
Restructuring	3%
Other	1%
Total % change	2%

The increase in operational profit of 5% was primarily attributable to pricing improvements compared with the prior year. In addition, favorable productivity initiatives and lower selling, general and administrative costs further benefited operational profit. These amounts were partially offset by the higher costs of commodities and components used in our products and higher freight and logistic costs.

Fire & Security Segment

For the year ended December 31, 2022, *Net sales* in our Fire & Security segment was $3.6 billion, a 35% decrease compared with the same period of 2021. The components of the year-over-year change were as follows:

	Net sales
Organic / Operational	5%
Foreign currency translation	(2)%
Acquisitions and divestitures, net	(38)%
Total % change	(35)%

The organic increase in *Net sales* of 5% was primarily driven by pricing improvements compared with the prior year. The segment primarily saw growth in both residential and commercial sales in the Americas and Europe as sales in China decreased as a result of current economic conditions and reduced end-market demand. Global industrial sales also benefited segment results with pricing improvements and strong demand. Results for 2021 reflected a significant rebound in demand after initial weakness associated with the COVID-19 pandemic. In addition, supply chain constraints continue to be challenging, negatively impacting our sales and results of operations.

Acquisitions and divestitures, net primarily relates to the prior year results of our Chubb business, the sale of which was completed on January 3, 2022. During the year ended December 31, 2021, *Net sales* in our Fire & Security segment were $5.5 billion, which included $2.2 billion from our Chubb business. Absent the results of Chubb, *Net sales* increased 6% from $3.3 billion to $3.6 billion.

For the year ended December 31, 2022, *Operating profit* in our Fire & Security segment was $1.6 billion, a 146% increase compared with the same period of 2021. The components of the year-over-year change were as follows:

	Operating profit
Organic / Operational	(5)%
Foreign currency translation	(2)%
Acquisitions and divestitures, net	(15)%
Restructuring	2%
Other	166%
Total % change	146%

The operational profit decrease of 5% was primarily attributable to the higher costs of commodities and components used in our products and higher freight and logistics costs. In addition, unfavorable mix and lower volumes further impacted results compared with the prior year. These amounts were partially offset by pricing improvements and favorable productivity initiatives.

Acquisitions and divestitures, net primarily relates to the prior year results of our Chubb business, the sale of which was completed on January 3, 2022. Amounts reported during the year ended December 31, 2021 include $42 million of transaction costs associated with the divestiture. Amounts reported in Other represent the net gain on the Chubb Sale of $1.1 billion.

LIQUIDITY AND FINANCIAL CONDITION

We assess liquidity in terms of our ability to generate adequate amounts of cash necessary to fund our current and future cash requirements to support our business and strategic initiatives. In doing so, we review and analyze our cash on hand, working capital, debt service requirements and capital expenditures. We rely on operating cash flows as our primary source of liquidity. In addition, we have access to other sources of capital to finance our strategic initiatives and fund growth.

As of December 31, 2022, we had cash and cash equivalents of $3.5 billion, of which approximately 42% was held by our foreign subsidiaries. We manage our worldwide cash requirements by reviewing available funds and the cost effectiveness with which we can access funds held by foreign subsidiaries. On occasion, we are required to maintain cash deposits in connection with contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2022 and 2021, the amount of such restricted cash was $7 million and $39 million, respectively.

We maintain a $2.0 billion unsecured, unsubordinated commercial paper program which we can use for general corporate purposes, including working capital and potential acquisitions. In addition, we maintain our $2.0 billion revolving credit agreement with various banks (the "Revolving Credit Facility") that matures on April 3, 2025 which supports our commercial paper borrowing program and cash requirements. The Revolving Credit Facility has a commitment fee of 0.125% that is charged on the unused commitments. Borrowings under the Revolving Credit Facility are available in U.S. Dollars, Euros and Pounds Sterling and bear interest at a variable interest rate plus a ratings-based margin, which was 125 basis points as of December 31, 2022. As of December 31, 2022, we had no borrowings outstanding under our commercial paper program and our Revolving Credit Facility.

We believe that our available cash and operating cash flows will be sufficient to meet our future operating cash needs. Our committed credit facilities and access to the debt and equity markets provide additional sources of short-term and long-term capital to fund current operations, debt maturities and future investment opportunities. Although we believe that the arrangements currently in place permit us to finance our operations on acceptable terms and conditions, our access to and the availability of financing on acceptable terms and conditions in the future will be impacted by many factors, including: (1) our credit ratings or absence of credit ratings; (2) the liquidity of the overall capital markets; and (3) the state of the economy, including the impact of the COVID-19 pandemic. There can be no assurance that we will be able to obtain additional financing on terms favorable to us, if at all.

The following table contains several key measures of our financial condition and liquidity:

(IN MILLIONS)	As of December 31,	
	2022	2021
Cash and cash equivalents	**$ 3,520**	$ 2,987
Total debt	**$ 8,842**	$ 9,696
Net debt (total debt less cash and cash equivalents)	**$ 5,322**	$ 6,709
Total equity	**$ 8,076**	$ 7,094
Total capitalization (total debt plus total equity)	**$16,918**	$16,790
Net capitalization (total debt plus total equity less cash and cash equivalents)	**$13,398**	$13,803
Total debt to total capitalization	**52%**	58%
Net debt to net capitalization	**40%**	49%

Borrowings and Lines of Credit

Our short-term obligations primarily consist of current maturities of long-term debt. Our long-term obligations primarily consist of long-term notes with maturity dates ranging between 2025 and 2050. Interest payments related to long-term notes are expected

to approximate $249 million per year, reflecting an approximate weighted-average interest rate of 2.85%. Any borrowings from the Revolving Credit Facility are subject to variable interest rates. See Note 7 - Borrowings and Lines of Credit in the accompanying Notes to the Consolidated Financial Statements in this Annual Report for additional information regarding the terms of our long-term debt obligations.

Scheduled maturities of long-term debt, excluding amortization of discount, are as follows:

(IN MILLIONS)	
2023	$ 140
2024	$ 2
2025	$ 1,202
2026	$ 2
2027	$ 1,306
Thereafter	$ 6,251

On March 15, 2022, we commenced tender offers to repurchase up to $1.15 billion aggregate principal of our 2.242% Notes due 2025 and 2.493% Notes due 2027. The tender offers included payment of applicable accrued and unpaid interest up to the settlement date, along with a fixed spread for early repayment. Based on participation, we elected to settle the tender offers on March 30, 2022. The aggregate principal amount of Senior Notes validly tendered and accepted was approximately $1.15 billion and included $800 million of Notes due 2025 and $350 million of Notes due 2027. Upon settlement, we recognized a net gain of $33 million and wrote off $5 million of unamortized deferred financing costs during the three months ended March 31, 2022.

On July 15, 2022, we entered into a five-year, JPY 54 billion (approximately $400 million) senior unsecured term loan facility with MUFG Bank Ltd., as administrative agent and lender, and certain other lenders (the "Japanese Term Loan Facility"). Borrowings bear interest at a rate equal to the Tokyo Term Risk Free Rate plus 0.75%. In addition, it is subject to customary covenants including a covenant to maintain a maximum consolidated leverage ratio. On July 25, 2022, we borrowed JPY 54 billion under the Japanese Term Loan Facility and used the proceeds to fund a portion of the TCC acquisition and to pay related fees and expenses.

The Revolving Credit Facility, the Japanese Term Loan Facility and the indentures for our long-term notes contain affirmative and negative covenants customary for financings of this type, which among other things, limit our ability to incur additional liens, to make certain fundamental changes and to enter into sale and leaseback transactions. As of December 31, 2022, we were compliant with the covenants under the agreements governing our outstanding indebtedness.

The following table presents our credit ratings and outlook as of December 31, 2022:

RATING AGENCY	Long-term Rating [1]	Short-term Rating	Outlook [2]
S&P	BBB	A2	Positive
Moody's	Baa3	P3	Stable
Fitch Ratings	BBB-	F3	Stable

(1) The long-term rating for S&P was affirmed on May 14, 2021, and for Moody's on March 30, 2022. Fitch Ratings' long-term rating was issued on June 3, 2021.
(2) S&P revised its outlook to positive from stable on May 20, 2022.

Acquisitions and Divestitures

On January 3, 2022, we completed the Chubb Sale for net proceeds of $2.9 billion. Consistent with our capital allocation strategy, the net proceeds will be used to fund investments in organic and inorganic growth initiatives and capital returns to shareowners as well as for general corporate purposes.

On February 6, 2022, we entered into a binding agreement to acquire a majority ownership interest in TCC for $930 million, less cash acquired. The transaction was completed on August 1, 2022 and funded through the Japanese Term Loan Facility and cash on hand. Upon closing, Toshiba Corporation retained a 5% ownership interest in TCC. In addition, during the year ended December 31, 2022, we acquired other consolidated businesses and minority-owned businesses. The aggregate cash paid for these acquisitions, net of cash acquired, totaled $77 million and was funded through cash on hand.

Share Repurchase Program

We may purchase our outstanding common stock from time to time subject to market conditions and at our discretion. Repurchases occur in the open market or through one or more other public or private transactions pursuant to plans complying with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In July 2021, our Board of Directors approved a $1.75 billion increase to our existing $350 million share repurchase program authorizing the repurchase of up to $2.1 billion of our outstanding common stock. In October 2022, our Board of Directors approved an additional $2.0 billion increase to our existing $2.1 billion share repurchase program. Since inception, we repurchased 42.1 million shares of our common stock for an aggregate purchase price of $1.9 billion. As of December 31, 2022, we have approximately $2.2 billion remaining under the current authorization.

Dividends

We paid dividends on our common stock of $0.60 per share during the year ended December 31, 2022, totaling $509 million. On December 7, 2022, the Board of Directors declared a dividend of $0.185 per share of common stock which represents a 23% increase over the prior quarterly dividend. It is payable on February 10, 2023 to shareowners of record at the close of business on December 22, 2022.

Discussion of Cash Flows

	For the Years Ended December 31,	
(IN MILLIONS)	2022	2021
Cash provided by (used in):		
Operating activities	**$ 1,743**	$ 2,237
Investing activities	**1,745**	(692)
Financing activities	**(2,931)**	(1,562)
Effect of foreign exchange rate changes on cash and cash equivalents	**(56)**	(16)
Net increase (decrease) in cash and cash equivalents and restricted cash	**$ 501**	$ (33)

Cash flows from operating activities primarily represent inflows and outflows associated with our operations. Primary activities include net income from operations adjusted for non-cash transactions, working capital changes and changes in other assets and liabilities. We define working capital as the assets and liabilities, other than cash, generated through our primary operating activities. The year-over-year decrease in net cash provided by operating activities was driven by higher working capital balances. Ongoing customer demand and an increase in safety stock led to higher inventory balances. In addition, higher account receivable balances more than offset higher accounts payable balances.

Cash flows from investing activities primarily represent inflows and outflows associated with long-term assets. Primary activities include capital expenditures, acquisitions, divestitures and proceeds from the sale of fixed assets. During the year ended December 31, 2022, net cash provided by investing activities was $1.7 billion. The primary driver of the inflow related to the net proceeds from the Chubb Sale. This amount was partially offset by the acquisition of TCC and several other businesses and minority-owned businesses, which totaled $506 million, net of cash acquired and $353 million of capital expenditures. During the year ended December 31, 2021, net cash used in investing activities was $692 million. The primary driver of the outflow related to the acquisition of several businesses and a minority-owned business, which totaled $366 million, net of cash acquired and $344 million of capital expenditures.

Cash flows from financing activities primarily represent inflows and outflows associated with equity or borrowings. Primary activities include debt transactions, paying dividends to shareowners and the repurchase of our common stock. During the year ended December 31, 2022 net cash used in financing activities was $2.9 billion. The primary driver of the outflow related to the payment of $1.4 billion to repurchase shares of our common stock. In addition, we settled our tender offers for $1.15 billion and paid $509 million in dividends to our common shareowners. During the year ended December 31, 2021 net cash used in financing activities was

$1.6 billion. The primary drivers of the outflow resulted from the repurchase of $527 million of our common stock, the redemption of our 1.923% Notes of $500 million and the payment of $417 million in dividends to our common shareowners.

Summary of Other Sources and Uses of Cash

We continue to actively manage and strengthen our business and product portfolio to meet the current and future needs of our customers. This is accomplished through research and development activities with a focus on new product development and new technology innovation as well as sustaining activities with a focus on improving existing products and reducing production costs. We also pursue potential acquisitions to complement existing products and services to enhance our product portfolio. In addition, we routinely conduct discussions, evaluate targets and enter into agreements regarding possible acquisitions, divestitures, joint ventures and equity investments to manage our business portfolio.

Rapid changes in legislation, regulations and government policies, including with respect to regulations intended to combat climate change, affect our operations and business in the countries, regions and localities in which we operate and sell our products. We are committed to comply with these regulations and to environmental stewardship. As a result, we have set goals to invest over $2 billion by 2030 to develop healthy, safe, sustainable and intelligent buildings and cold chain solutions that incorporate sustainable design principles and reduce lifecycle impacts. In addition, to reach our goal to achieve carbon neutrality in our operations by 2030, we expect to incur capital expenditures for climate-related projects including upgrading our facilities, equipment and controls to optimize energy efficiency, transition our energy consumption from a dependency on fossil fuels to renewable energy and expanding the electrification of our fleet vehicles. See section entitled Environmental Goals under the headings "Other Matters Relating to Our Business as a Whole" for additional information.

We also have obligations related to environmental and asbestos matters, pension and post-retirement benefits and taxes. See Note 10 - Employee Benefit Plans, Note 17 - Income Taxes, and Note 23 - Commitments and Contingent Liabilities in the accompanying Notes to the Consolidated Financial Statements in this Annual Report for additional information.

CRITICAL ACCOUNTING ESTIMATES

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with those accounting principles requires management to use judgement in making estimates and assumptions based on the relevant information available at the end of each period. These estimates and assumptions have a significant effect on reported amounts of assets, liabilities, sales and expenses as well as the disclosure of contingent assets and liabilities because they result primarily from the need to make estimates and assumptions on matters that are inherently uncertain. Actual results could differ from management's estimates.

Goodwill and Indefinite-Lived Intangible Assets

In accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, *Intangibles - Goodwill and Other* ("ASC 350"), goodwill and other indefinite-lived intangible assets are tested and reviewed annually for impairment or whenever there is a material change in events or circumstances that indicate that the fair value of the asset is more likely than not less than the carrying amount of the asset. We test our reporting units and indefinite-lived intangible assets for impairment annually as of the first day of our third quarter, or more frequently if events or circumstances occur.

ASC 350 provides entities with an option to perform a qualitative assessment (commonly referred to as "step zero") to determine whether a quantitative analysis for impairment is necessary. In performing step zero for our impairment test, we are required to make assumptions and judgments, including but not limited to the following: the evaluation of macroeconomic conditions as related to our business, industry and market trends, and the overall future financial performance of our reporting units and future opportunities in the markets in which they operate. If impairment indicators are present after performing step zero, we would perform a quantitative impairment analysis to estimate fair value.

For our 2022 impairment test, we elected to perform a quantitative test on our Commercial HVAC reporting unit prior to the TCC acquisition and the subsequent creation of a separate Global Comfort Solutions reporting unit. We utilized a discounted cash flow method under the income approach to estimate the fair value of the Commercial HVAC reporting unit prior to the reorganization, the results of which did not indicate any goodwill impairment. We then reassigned goodwill among our Commercial HVAC and Global Comfort Solutions reporting units using a relative fair value approach and performed a goodwill impairment assessment using a discounted cash flow method under the income approach to estimate the fair value of the reporting units. The results did not indicate any goodwill impairment. For each test, we relied on our estimates of future cash flows, long-term growth rates, discount rates and income tax rates and explicitly addressed factors such as timing, growth and margins with due consideration given to forecasting, market and geographic risk.

For the remaining goodwill and indefinite-lived intangible assets tests, we elected to perform qualitative step zero assessments to determine if it was more likely than not that the fair values of our reporting units and indefinite-lived intangible assets were below carrying value. We considered macroeconomic factors including global economic growth, general macroeconomic trends for the markets in which our reporting units operate and where the intangible assets are utilized and the forecasted growth of the global industrial products industry. In addition to these macroeconomic factors, among other things, we considered the reporting units' current results and forecasts, changes in the nature of each business, any significant legal, regulatory, contractual, political or other business climate factors, changes in the industry and competitive environment, changes in the composition or carrying amount of net assets and any intention to sell or dispose of a reporting unit or cease the use of any indefinite-lived intangible assets. Based upon our qualitative analysis, we determined that our goodwill and indefinite-lived intangible assets were not impaired.

Revenue Recognition from Contracts with Customers

Revenue is recognized when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. A significant portion of our performance obligations are recognized at a point-in-time when control of the product transfers to the customer, which is generally the time of shipment. The remaining portion of our performance obligations are recognized over time as the customer simultaneously obtains control as we perform work under a contract, or if the product being produced for the customer has no alternative use and we have a contractual right to payment.

A performance obligation is a distinct good, service or a bundle of goods and services promised in a contract. Some of our contracts with customers contain a single performance obligation, while others contain multiple performance obligations most commonly when a contract spans multiple phases of a product life-cycle such as production, installation, maintenance and support. We identify performance obligations at the inception of a contract and allocate the transaction price to each distinct performance obligation. Revenue is recognized when or as the performance obligation is satisfied. When there are multiple performance obligations within a contract, we allocate the transaction price to each performance obligation based on its relative stand-alone selling price.

We primarily generate revenue from the sale of products to customers and recognize revenue at a point in time when control transfers to the customer. Transfer of control is generally based on the shipping terms of the contract. In addition, we recognize revenue on an over-time basis on installation and service contracts. For over-time performance obligations requiring the installation of equipment, revenue is recognized using costs incurred to date relative to total estimated costs at completion to measure progress. Incurred costs represent work performed, which correspond with and best depict transfer of control to the customer. Contract costs include direct costs such as labor, materials and subcontractors' costs and, where applicable, indirect costs.

The transaction price allocated to performance obligations reflects our expectations about the consideration we will be entitled to receive from a customer. We include variable consideration in the estimated transaction price when there is a basis to reasonably estimate the amount and when it is probable that a significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. In addition, we customarily offer our customers incentives to purchase products to ensure an adequate supply of our products in distribution channels. The principal incentive programs provide reimbursements to distributors for offering promotional

pricing for products. We account for estimated incentive payments as a reduction in sales at the time a sale is recognized.

Income Taxes

We account for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. We recognize future tax benefits to the extent that realizing these benefits is considered in our judgment to be more likely than not. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided. We review the realizability of our deferred tax asset valuation allowances on a quarterly basis, or whenever events or changes in circumstances indicate that a review is required and will adjust our estimate if significant events so dictate. To the extent that the ultimate results differ from our original or adjusted estimates, the effect will be recorded in the provision for income taxes in the period that the matter is finally resolved.

In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the Consolidated Financial Statements.

Employee Benefit Plans

We provide a range of benefit plans to eligible current and former employees. We account for our benefits plans in accordance with ASC 715, *Compensation – Retirement Benefits* ("ASC 715"), which requires balance sheet recognition of the overfunded or underfunded status of pension plans. The determination of the amounts associated with these benefits is performed by actuaries and dependent on various actuarial assumptions including discount rates, expected return on plan assets, compensation increases, mortality and health care cost trends. Actual results may differ from the actuarial assumptions and are generally recorded in *Accumulated other comprehensive income (loss)* and amortized into *Net income from operations* over future periods. We review our actuarial assumptions at each measurement date and make modifications to the assumptions based on current rates and trends, if appropriate.

A change in any of these assumptions would have an effect on net periodic pension and post-retirement benefit costs reported in the Consolidated Financial Statements. The following table summarizes the estimated sensitivity of our 2022 projected benefit obligation and net periodic pension (benefit) cost to a 25 basis point change in the discount rate:

(IN MILLIONS)	Increase in Discount Rate of 25 bps	Decrease in Discount Rate of 25 bps
Projected benefit obligation	$(20)	$ 21
Net periodic pension (benefit) cost	$ (1)	$ 1

Net periodic pension (benefit) cost is also sensitive to changes in the expected return on plan assets. An increase or decrease of 25 basis points in the expected return on plan assets would have decreased or increased 2022 pension expense by approximately $1 million.

Contingent Liabilities

We are involved in various litigation, claims and administrative proceedings, including those related to environmental (including asbestos) and legal matters. In accordance with ASC 450, *Contingencies* ("ASC 450"), we record accruals for loss contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. These accruals are generally based upon a range of possible outcomes. If no amount within the range is a better estimate than any other, we accrue the minimum amount. In addition, these estimates are reviewed periodically and adjusted to reflect additional information when it becomes available. We are unable to predict the final outcome of these matters based on the information currently available. However, we do not believe that the resolution of any of these matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

As described in Note 23 – Commitments and Contingent Liabilities in the accompanying Notes to the Consolidated Financial Statements in this Annual Report, contractual, regulatory and other matters, including asbestos claims, may arise in the ordinary course of business that subject us to claims or litigation. We have recorded reserves in the consolidated financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience depending on the nature of the reserve, and in certain instances in consultation with legal counsel, internal and external consultants and engineers. Subject to the uncertainties inherent in estimating future costs for these types of liabilities, we believe our estimated reserves are reasonable and do not believe the final determination of the liabilities with respect to these matters would have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition. See the "Risk Factors" section in this Annual Report on Form 10-K for additional information.

Recent Accounting Pronouncements

See Note 3 – Summary of Significant Accounting Policies in the accompanying Notes to the Consolidated Financial Statements in this Annual Report for a discussion of recent accounting pronouncements and their effect on our financial statements.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREOWNER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is listed on the NYSE under the ticker symbol "CARR." As of December 31, 2022, the approximate number of common stock shareowners of record was 22,805.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk and Risk Management

We are exposed to fluctuations in foreign currency exchange rates, interest rates and commodity prices which could impact our results of operations and financial condition. There has been no significant change in our exposure to market risk for the year ended December 31, 2022.

Foreign Currency Exposures. We have operations throughout the world that manufacture and sell products in various international markets. As a result, we are exposed to exchange rate movements in relation to our reporting currency, the U.S. dollar. Many of our non-U.S. operations have a functional currency other than the U.S. dollar. Therefore, our reported results will be higher or lower depending on the weakening or strengthening of the U.S. dollar against the respective foreign currency. We actively manage material currency exposures that are associated with purchases and sales and other assets and liabilities at the legal entity level; however, we do not hedge currency translation risk.

In connection with the TCC acquisition, we entered into cross currency swaps and the Japanese Term Loan Facility to fund the Yen-denominated purchase price. We designated the cross currency swaps and the Japanese Term Loan Facility as a hedge of our investment in certain subsidiaries whose functional currency is the Japanese Yen in order to manage foreign currency translation risk. As a result, changes in the fair value of the cross currency swaps and the carrying value of the Japanese Term Loan Facility associated with foreign exchange rate movements are recorded in *Equity* in the Consolidated Balance Sheet. To the extent that any hedge is not fully effective at offsetting changes in the underlying hedged item, there could be a net earnings impact.

Commodity Price Exposures. We are exposed to volatility in the prices of commodities used in some of our products and when appropriate, we use fixed price contracts to manage this exposure. In addition, we are exposed to fuel costs to ship our products and materials. We do not have commodity hedge contracts in place at December 31, 2022.

Interest Rate Exposures. Substantially all of our long-term debt has fixed interest rates. As a result, any fluctuation in market interest rates is not expected to have a material effect on our results of operations.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF CARRIER GLOBAL CORPORATION

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Carrier Global Corporation and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded Toshiba Carrier Corporation (TCC) from its assessment of internal control over financial reporting as of December 31, 2022, because it was acquired by the Company in a purchase business combination during 2022. We have also excluded TCC from our audit of internal control over financial reporting. TCC is a majority-owned subsidiary whose total assets and total net sales excluded from management’s assessment and our audit of internal control over financial reporting represent approximately 7% and 4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements

that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition from Contracts with Customers

As described in Note 13 to the consolidated financial statements, the Company recognized $20,421 million of consolidated revenue for the year ended December 31, 2022. Some of the Company's contracts with customers contain a single performance obligation, while others contain multiple performance obligations most commonly when a contract spans multiple phases of a product life-cycle such as production, installation, maintenance and support. The Company recognizes revenue when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. A significant portion of the Company's performance obligations are recognized at a point-in-time when control of the product transfers to the customer, which is generally the time of shipment. The remaining portion of the Company's performance obligations are recognized over time as the customer simultaneously obtains control as the Company performs work under a contract, or if the product being produced for the customer has no alternative use and the Company has a contractual right to payment. For over-time performance obligations requiring the installation of equipment, revenue is recognized using costs incurred to date relative to total estimated costs at completion to measure progress. The Company includes variable consideration in the estimated transaction price when there is a basis to reasonably estimate the amount and when it is probable that a significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. In addition, the Company customarily offers its customers incentives to purchase products to ensure an adequate supply of its products in distribution channels. The principal incentive programs provide reimbursements to distributors for offering promotional pricing for products. The Company accounts for estimated incentive payments as a reduction in sales at the time a sale is recognized.

The principal considerations for our determination that performing procedures relating to revenue recognition from contracts with customers is a critical audit matter are the high degree of audit effort in performing procedures related to revenue recognized on the Company's point-in-time and over-time contracts with customers and in evaluating evidence related to management's determination of total estimated costs at completion for revenue recognized on an over-time basis.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process on the Company's point-in-time and over-time contracts with customers, including controls over the determination of total estimated costs at completion for revenue recognized on an over-time basis. These procedures also included, among others (i) evaluating management's significant accounting policies related to revenue recognition; (ii) testing the appropriateness of the timing and amount of revenue recognized for a sample of point-in-time revenue transactions by obtaining and inspecting source documents, such as contracts with customers, purchase order information, shipping documents, cash receipts, and other documentation; and (iii) evaluating and testing management's process for determining the total estimated costs at completion for a sample of over-time revenue contracts, which included evaluating the total estimated costs at completion used by management by considering factors that can affect the accuracy of those estimates. Evaluating the total estimated costs at completion for revenue recognized on an over-time basis involved comparing the originally estimated costs and actual costs incurred, including identifying circumstances that may warrant a modification to the total estimated costs to complete.

Acquisition of TCC – Valuation of Technology, Trademark, and Certain Customer Relationships Intangible Assets

As described in Note 19 to the consolidated financial statements, on August 1, 2022, the Company acquired a majority ownership interest in TCC for $930 million, which resulted in the recognition of intangible assets including $220 million of technology, $180 million of trademark, and $497 million of customer relationships. The valuation of intangible assets was determined using an income approach methodology including the multi-period excess earnings method and the relief from royalty method. Key assumptions used in estimating future cash flows included projected revenue growth rates, earnings before interest and taxes ("EBIT") margins, discount rates, customer attrition rates, and royalty rates, among others.

The principal considerations for our determination that performing procedures relating to the valuation of technology, trademark, and certain customer relationships intangible assets acquired in the acquisition of TCC is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the technology, trademark, and certain customer relationships intangible assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to certain royalty rates used in the valuation of the technology, the discount rate and royalty rate used in the valuation of the trademark, and certain projected revenue growth rates, EBIT margins, discount rates, and customer attrition rates used in the valuation of certain customer relationships; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to business combination accounting, including controls over management's valuation of the technology, trademark, and certain customer relationships intangible assets and controls over the development of significant assumptions related to projected revenue growth rates, EBIT margins, discount rates, customer attrition rates, and royalty rates, as applicable to the respective intangible assets. These procedures also included, among others (i) reading the purchase agreement and (ii) testing management's process for developing the fair value estimate of the technology, trademark, and certain customer relationships intangible assets. Testing management's process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of the underlying data used by management, and evaluating the reasonableness of the aforementioned significant assumptions. Evaluating management's assumptions related to certain projected revenue growth rates and EBIT margins involved considering TCC's historical performance, consistency with economic and industry data, and whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the Company's valuation methods and the evaluation of the reasonableness of the significant assumptions related to discount rates, customer attrition rates, and certain royalty rates.

/s/ PricewaterhouseCoopers LLP
Hallandale Beach, Florida
February 7, 2023

We have served as the Company's auditor since 2019.

Consolidated Statement of Operations

	For the Year Ended December 31,		
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	**2022**	2021	2020
Net sales			
Product sales	**$ 18,250**	$ 17,214	$ 14,347
Service sales	**2,171**	3,399	3,109
	20,421	20,613	17,456
Costs and expenses			
Cost of products sold	**(13,337)**	(12,300)	(10,185)
Cost of services sold	**(1,620)**	(2,333)	(2,162)
Research and development	**(539)**	(503)	(419)
Selling, general and administrative	**(2,512)**	(3,120)	(2,820)
	(18,008)	(18,256)	(15,586)
Equity method investment net earnings	**262**	249	207
Other income (expense), net	**1,840**	39	1,006
Operating profit	**4,515**	2,645	3,083
Non-service pension benefit (expense)	**(4)**	61	60
Interest (expense) income, net	**(219)**	(306)	(288)
Income from operations before income taxes	**4,292**	2,400	2,855
Income tax expense	**(708)**	(699)	(849)
Net income from operations	**3,584**	1,701	2,006
Less: Non-controlling interest in subsidiaries' earnings from operations	**50**	37	24
Net income attributable to common shareowners	**$ 3,534**	$ 1,664	$ 1,982
Earnings per share			
Basic	**$ 4.19**	$ 1.92	$ 2.29
Diluted	**$ 4.10**	$ 1.87	$ 2.25
Weighted-average number of shares outstanding			
Basic	**843.4**	867.7	866.5
Diluted	**861.2**	890.3	880.2

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income (Loss)

	For the Year Ended December 31,		
(IN MILLIONS)	**2022**	2021	2020
Net income from operations	**$ 3,584**	$ 1,701	$ 2,006
Other comprehensive income (loss), net of tax:			
Foreign currency translation:			
Foreign currency translation adjustments arising during period	**(551)**	(322)	604
Less: reclassification adjustments for gain on sale of an investment in a foreign entity recognized in Other income (expense), net	**—**	8	—
Chubb divestiture	**(574)**	—	—
Foreign currency translation adjustments arising during period	**(1,125)**	(314)	604
Pension and post-retirement benefit plans:			
Net actuarial gain (loss) arising during period	**63**	53	(94)
Amortization of actuarial (gain) loss and prior service credit	**11**	34	24
Chubb divestiture	**329**	—	—
Other	**—**	—	(35)
	403	87	(105)
Tax (expense) benefit	**(3)**	(17)	22
Pension and post-retirement benefit plans adjustments arising during the period	**400**	70	(83)
Other comprehensive income (loss), net of tax	**(725)**	(244)	521
Comprehensive income (loss)	**2,859**	1,457	2,527
Less: Comprehensive income (loss) attributable to non-controlling interest	**(24)**	(37)	(37)
Comprehensive income (loss) attributable to common shareowners	**$ 2,835**	$ 1,420	$ 2,490

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

	As of December 31,	
(IN MILLIONS, EXCEPT SHARE AMOUNTS)	**2022**	2021
Assets		
Cash and cash equivalents	**$ 3,520**	$ 2,987
Accounts receivable, net	**2,833**	2,403
Contract assets, current	**537**	503
Inventories, net	**2,640**	1,970
Assets held for sale	**—**	3,168
Other assets, current	**349**	376
Total current assets	**9,879**	11,407
Future income tax benefits	**612**	563
Fixed assets, net	**2,241**	1,826
Operating lease right-of-use assets	**642**	640
Intangible assets, net	**1,342**	509
Goodwill	**9,977**	9,349
Pension and post-retirement assets	**26**	43
Equity method investments	**1,148**	1,593
Other assets	**219**	242
Total Assets	**$26,086**	$ 26,172
Liabilities and Equity		
Accounts payable	**$ 2,833**	$ 2,334
Accrued liabilities	**2,610**	2,561
Contract liabilities, current	**449**	415
Liabilities held for sale	**—**	1,134
Current portion of long-term debt	**140**	183
Total current liabilities	**6,032**	6,627
Long-term debt	**8,702**	9,513
Future pension and post-retirement obligations	**349**	380
Future income tax obligations	**568**	354
Operating lease liabilities	**529**	527
Other long-term liabilities	**1,830**	1,677
Total Liabilities	**18,010**	19,078
Commitments and contingent liabilities (Note 23)		
Equity		
Common stock, par value $0.01; 4,000,000,000 shares authorized; 876,487,480 and 873,064,219 shares issued; 834,664,966 and 863,039,097 outstanding as of December 31, 2022 and 2021, respectively	**9**	9
Treasury stock - 42,103,995 common shares	**(1,910)**	(529)
Additional paid-in capital	**5,481**	5,411
Retained earnings	**5,866**	2,865
Accumulated other comprehensive income (loss)	**(1,688)**	(989)
Non-controlling interest	**318**	327
Total Equity	**8,076**	7,094
Total Liabilities and Equity	**$26,086**	$ 26,172

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes In Equity

(IN MILLIONS)	UTC Net Investment	Accumulated Other Comprehensive Income (Loss)	Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Non-Controlling Interest	Total Equity
Balance as of January 1, 2020	$ 15,355	$ (1,253)	$ —	$ —	$ —	$ —	$333	$ 14,435
Net income	96	—	—	—	—	1,886	24	2,006
Other comprehensive income (loss), net of tax	—	508	—	—	—	—	13	521
Capital contribution to non-controlling interest	—	—	—	—	—	—	4	4
Dividends declared on common stock ($0.28 per share)	—	—	—	—	—	(243)	—	(243)
Shares issued under incentive plans, net	—	—	—	—	(15)	—	—	(15)
Stock-based compensation	—	—	—	—	77	—	—	77
Dividends attributable to non-controlling interest	—	—	—	—	—	—	(48)	(48)
Net transfers to UTC	(11,014)	—	—	—	—	—	—	(11,014)
Adoption impact of ASU 2016-13	(4)	—	—	—	—	—	—	(4)
Net transfers from UTC	859	—	—	—	—	—	—	859
Reclassification of UTC Net Investment to Common stock and Additional paid-in capital	(5,292)	—	9	—	5,283	—	—	—
Balance as of December 31, 2020	$ —	$ (745)	$ 9	$ —	$ 5,345	$ 1,643	$326	$ 6,578
Net income	—	—	—	—	—	1,664	37	1,701
Other comprehensive income (loss), net of tax	—	(244)	—	—	—	—	—	(244)
Dividends declared on common stock ($0.51 per share)	—	—	—	—	—	(442)	—	(442)
Shares issued under incentive plans, net	—	—	—	—	(24)	—	—	(24)
Stock-based compensation	—	—	—	—	92	—	—	92
Acquisition (sale) of non-controlling interest, net	—	—	—	—	(2)	—	2	—
Dividends attributable to non-controlling interest	—	—	—	—	—	—	(38)	(38)
Treasury stock repurchases	—	—	—	(529)	—	—	—	(529)
Balance as of December 31, 2021	$ —	$ (989)	$ 9	$ (529)	$ 5,411	$ 2,865	$327	$ 7,094
Net income	—	—	—	—	—	3,534	50	3,584
Other comprehensive income (loss), net of tax	—	(699)	—	—	—	—	(26)	(725)
Dividends declared on common stock ($0.64 per share)	—	—	—	—	—	(533)	—	(533)
Shares issued under incentive plans, net	—	—	—	—	(12)	—	—	(12)
Stock-based compensation	—	—	—	—	77	—	—	77
Dividends attributable to non-controlling interest	—	—	—	—	—	—	(50)	(50)
Acquisition of non-controlling interest	—	—	—	—	5	—	22	27
Sale of non-controlling interest	—	—	—	—	—	—	(5)	(5)
Treasury stock repurchase	—	—	—	(1,381)	—	—	—	(1,381)
Balance as of December 31, 2022	$ —	$(1,688)	$ 9	$(1,910)	$5,481	$ 5,866	$318	$ 8,076

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

	For the Year Ended December 31,		
(IN MILLIONS)	2022	2021	2020
Operating Activities			
Net income from operations	$ 3,584	$ 1,701	$ 2,006
Adjustments to reconcile net income from operations to net cash flows from operating activities			
Depreciation and amortization	380	338	336
Deferred income tax provision	(124)	(74)	97
Stock-based compensation cost	77	92	77
Equity method investment net earnings	(262)	(249)	(207)
Impairment charge on minority-owned joint venture investments	—	2	72
(Gain) loss on extinguishment of debt	(36)	—	—
(Gain) loss on sale of investments	(1,815)	2	(1,123)
Changes in operating assets and liabilities			
Accounts receivable, net	(145)	(97)	49
Contract assets, current	(51)	(47)	(9)
Inventories, net	(334)	(408)	(240)
Other assets, current	104	(11)	3
Accounts payable and accrued liabilities	61	829	237
Contract liabilities, current	29	51	46
Defined benefit plan contributions	(16)	(47)	(41)
Distributions from equity method investments	148	159	169
Other operating activities, net	143	(4)	220
Net cash flows provided by (used in) operating activities	1,743	2,237	1,692
Investing Activities			
Capital expenditures	(353)	(344)	(312)
Proceeds on sale of investments	—	7	1,377
Investment in businesses, net of cash acquired	(506)	(366)	—
Dispositions of businesses	2,902	—	—
Settlement of derivative contracts, net	(194)	4	40
Payment to former shareholders of TCC	(104)	—	—
Other investing activities, net	—	7	1
Net cash flows provided by (used in) investing activities	1,745	(692)	1,106
Financing Activities			
(Decrease) increase in short-term borrowings, net	(140)	13	(23)
Issuance of long-term debt	432	140	11,784
Repayment of long-term debt	(1,275)	(704)	(1,911)
Repurchases of common stock	(1,380)	(527)	—
Dividends paid on common stock	(509)	(417)	(138)
Dividends paid to non-controlling interest	(46)	(42)	(48)
Net transfers to UTC	—	—	(10,359)
Other financing activities, net	(13)	(25)	14
Net cash flows provided by (used in) financing activities	(2,931)	(1,562)	(681)
Effect of foreign exchange rate changes on cash and cash equivalents	(56)	(16)	45
Net increase (decrease) in cash and cash equivalents and restricted cash, including cash classified in current assets held for sale	501	(33)	2,162
Less: Change in cash balances classified as assets held for sale	—	60	—
Net increase (decrease) in cash and cash equivalents and restricted cash	501	(93)	2,162
Cash, cash equivalents and restricted cash, beginning of period	3,026	3,119	957
Cash, cash equivalents and restricted cash, end of period	3,527	3,026	3,119
Less: restricted cash	7	39	4
Cash and cash equivalents, end of period	$ 3,520	$ 2,987	$ 3,115

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Note 1: Description of the Business

Carrier Global Corporation (the "Company") is the leading global provider of healthy, safe, sustainable and intelligent building and cold chain solutions with a focus on providing differentiated, digitally-enabled lifecycle solutions to its customers. The Company's portfolio includes industry-leading brands such as Carrier, Toshiba, Automated Logic, Carrier Transicold, Kidde, Edwards and LenelS2 that offer innovative heating, ventilating and air conditioning ("HVAC"), refrigeration, fire, security and building automation technologies to help make the world safer and more comfortable. The Company also provides a broad array of related building services, including audit, design, installation, system integration, repair, maintenance and monitoring. The Company's operations are classified into three segments: HVAC, Refrigeration and Fire & Security.

Impact of the COVID-19 Pandemic

In early 2020, the World Health Organization declared the outbreak of a respiratory disease known as COVID-19 as a global pandemic. In response, many countries implemented containment and mitigation measures to combat the outbreak, which severely restricted the level of economic activity and caused a significant contraction in the global economy. As a result, the Company took several preemptive actions to manage liquidity, preserve the health and safety of its employees and customers as well as maintain the continuity of its operations. The preparation of financial statements requires management to use judgments in making estimates and assumptions based on the relevant information available at the end of each period, which can have a significant effect on reported amounts. However, due to significant uncertainty surrounding the pandemic, including a resurgence in cases and the spread of COVID-19 variants, management's judgments could change. While the Company's results of operations, cash flows and financial condition could be negatively impacted, the extent of any continuing impact cannot be estimated with certainty at this time.

Note 2: Basis of Presentation

The accompanying Consolidated Financial Statements reflect the consolidated operations of the Company and have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") as defined by the Financial Accounting Standards Board ("FASB") within the FASB Accounting Standards Codification ("ASC"). Inter-company accounts and transactions have been eliminated. Related party transactions between the Company and its equity method investees have not been eliminated. Certain immaterial amounts presented in prior periods have been reclassified to conform to the current period presentation.

The accompanying Consolidated Financial Statements include all majority-owned subsidiaries of the Company. A non-controlling interest in a subsidiary is considered an ownership interest in a majority-owned subsidiary that is not attributable to the parent. The Company includes *Non-controlling interest* as a component of *Total equity* in the accompanying Consolidated Balance Sheet and the *Non-controlling interest in subsidiaries' earnings from operations* are presented as an adjustment to *Net income from operations* used to arrive at *Net income attributable to common shareowners* in the accompanying Consolidated Statement of Operations. Partially-owned equity affiliates represent 20 to 50% ownership interests in investments where the Company demonstrates significant influence, but does not have a controlling financial interest. Partially-owned equity affiliates are accounted for under the equity method.

Acquisition of Toshiba Carrier Corporation

On February 6, 2022, the Company entered into a binding agreement to acquire a majority ownership interest in Toshiba Carrier Corporation ("TCC"), a variable refrigerant flow ("VRF") and light commercial HVAC joint venture between Carrier and Toshiba Corporation. The acquisition was completed on August 1, 2022. As a result, the assets, liabilities and results of operations of TCC are consolidated in the accompanying Consolidated Financial Statements as of the date of acquisition and reported within the Company's HVAC segment. Upon closing, Toshiba Corporation retained a 5% ownership interest in TCC. See Note 19 - Acquisitions for additional information.

Sale of Chubb Fire & Security Business

On July 26, 2021, the Company entered into a stock purchase agreement to sell its Chubb Fire and Security business ("Chubb") to APi Group Corporation ("APi"). As a result, the assets and liabilities of Chubb are presented as held for sale in the accompanying Consolidated Balance Sheet as of December 31, 2021 and recorded at the lower of their carrying value or fair value less estimated cost to sell. The sale of Chubb was completed on January 3, 2022 (the "Chubb Sale"). See Note 20 - Divestitures for additional information.

Separation from United Technologies

On April 3, 2020 (the "Distribution Date"), United Technologies Corporation, since renamed Raytheon Technologies Corporation ("UTC"), completed the spin-off of the Company into an independent, publicly traded company (the "Separation") through a pro rata distribution (the "Distribution") on a one-for-one basis of all of the outstanding shares of common stock of the Company to UTC shareowners who held shares of UTC common stock as of the close of business on March 19, 2020, the record date for the Distribution. In connection with the Separation, the Company issued an aggregate principal balance of $11.0 billion of debt and transferred approximately $10.9 billion of cash to UTC on February 27, 2020 and March 27, 2020. On April 1, 2020 and April 2, 2020, the Company received cash contributions totaling $590 million from UTC related to the Separation.

The Company's financial statements for the periods prior to the Separation and the Distribution are prepared on a "carve-out" basis and include all amounts directly attributable to the Company. Net cash transfers and other property transferred between UTC and the Company, including related party receivables and payables between the Company and other UTC affiliates, are presented as Net transfers to UTC within *UTC Net Investment* in the accompanying Consolidated Financial Statements. In addition, the financial statements include allocations of costs for administrative functions and services performed on behalf of the Company by centralized groups within UTC. All allocations and estimates in the accompanying Consolidated Financial Statements are based on assumptions that management believes are reasonable. The allocated centralized costs for the year ended December 31, 2020 were $43 million and are primarily included in *Selling, general and administrative* in the accompanying Consolidated Statement of Operations.

The Company's financial statements for the periods subsequent to April 3, 2020 are consolidated financial statements based on the reported results of Carrier as a stand-alone company. Following the Separation and Distribution, the Company entered into several agreements with UTC and Otis Worldwide Corporation ("Otis") that govern various aspects of the relationship among the Company, UTC and Otis. As of December 31, 2022, only the Tax Matters Agreement ("TMA") remains in effect. In addition, the Company incurred separation-related costs of $20 million and $141 million for the years ended December 31, 2021 and 2020, respectively. These costs are primarily included in *Selling, general and administrative* in the accompanying Consolidated Statement of Operations and consist of employee-related costs, costs to establish certain stand-alone functions and information technology systems, professional service fees and other transaction-related costs resulting from Carrier's transition to becoming an independent, publicly traded company.

Note 3: Summary of Significant Accounting Policies
A summary of significant accounting policies used in the preparation of the accompanying Consolidated Financial Statements is as follows:

Use of Estimates. The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Currency Translation. Assets and liabilities of non-U.S. subsidiaries, where the functional currency is not the U.S. dollar, have been translated at year-end exchange rates, and income and expense accounts have been translated using average exchange rates throughout the year. Adjustments resulting from the process of translating an entity's financial statements into the U.S. dollar have been recorded in the equity section of the Consolidated Balance Sheet within *Accumulated other comprehensive income (loss)*. Transactions that are denominated in a currency other than an entity's functional currency are subject to changes in exchange rates with the resulting gains and losses recorded in *Net income from operations*.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand, demand deposits and short-term cash investments that are highly liquid in nature and have original maturities of three months or less. On occasion, the Company is required to maintain restricted cash deposits with certain banks due to contractual or other legal obligations. Restricted cash of $7 million and $39 million is included in *Other assets, current* as of December 31, 2022 and 2021, respectively.

Accounts Receivable. Accounts receivable consist of billed amounts owed for products shipped to or services performed for customers. Amounts are recorded net of an allowance for expected credit losses which represents the best estimate of probable loss inherent in the Company's accounts receivable portfolio. The allowance is determined using a combination of factors including a reserve based on the aging of the outstanding accounts receivable portfolio and the Company's historical credit loss experience with its end markets, customer base and products. In addition, the Company considers knowledge of specific customers, current market conditions as well as reasonable and supportable forecasts of future events and economic conditions. As of December 31, 2022 and 2021, the allowance for expected credit losses was $117 million and $88 million, respectively. These estimates and assumptions are reviewed periodically with the effects of changes, if any, reflected in the Consolidated Statement of Operations in the period that they are determined.

Fixed Assets. Property, plant and equipment are stated at cost less accumulated depreciation. Assets placed in service are recorded at cost and depreciated using the straight-line method over the estimated useful life of the asset. Assets acquired in a business combination are recorded at fair value at the date of acquisition. Major expenditures for replacements and significant improvements that increase asset values and extend useful lives are capitalized. Repairs and maintenance expenditures that do not extend the useful life of an asset are charged to expense as incurred.

Per ASC 360, *Property, Plant and Equipment* ("ASC 360"), the Company assesses the recoverability of the carrying value of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset group to the future net undiscounted cash flows expected to be generated by the asset group. If the undiscounted cash flows are less than the carrying amount of the asset group, an impairment loss is recognized for the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Equity Method Investments. Investments in which the Company has the ability to exercise significant influence, but does not control, are accounted for under the equity method of accounting and are presented on the Consolidated Balance Sheet. Under this method of accounting, the Company's share of the net earnings or losses of the investee is presented within *Operating profit* on the Consolidated Statement of Operations since the activities of the investee are closely aligned with the operations of the Company. The Company evaluates its equity method investments whenever events or changes in circumstance indicate that the carrying amounts of such investments may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period. Distributions received from equity method investees are presented in the Consolidated Statement of Cash Flows based on the cumulative earnings approach.

Goodwill and Intangible Assets. The Company records goodwill as the excess of the purchase price over the fair value of the net assets acquired in a business combination. In accordance with ASC 350, *Intangibles – Goodwill and Other* ("ASC 350"), goodwill and other indefinite-lived intangibles are tested and reviewed annually for impairment on July 1 or whenever there is a material change in events or circumstances that indicate that the fair value of the asset is more likely than not less than the carrying amount of the asset.

Impairment of goodwill is assessed at the reporting unit level and begins with a qualitative assessment to determine if it is more likely than not that the fair value of each reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the goodwill impairment test under ASC 350. For those reporting units that bypass or fail the qualitative assessment, the test compares the carrying amount of the reporting unit to its estimated fair value. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. To the extent that the carrying amount of the reporting unit exceeds its estimated fair value, an impairment loss will be recognized for the amount by which the reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

Intangible assets such as patents, service contracts, monitoring lines and customer relationships with finite useful lives are amortized based on the pattern in which the economic benefits of the intangible assets are consumed. If a pattern of economic benefit cannot be reliably determined or if straight-line amortization approximates the pattern of economic benefit, a straight-line amortization may be used.

The range of useful lives approximate the following (in years):

Customer relationships	1 to 30
Patents and trademarks	5 to 30
Monitoring lines	7 to 10
Service portfolio and other	1 to 23

The Company assesses the recoverability of the carrying amount of its intangible assets with finite useful lives whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset group to the future net undiscounted cash flows expected to be generated by the asset group. If the undiscounted cash flows are less than the carrying amount of the asset group, an impairment loss is recognized for the amount by which the carrying value of the asset group exceeds the fair value of the asset group.

Leases. The Company accounts for leases in accordance with ASC 842, *Leases* ("ASC 842"), which requires a lessee to record a right-of-use ("ROU") asset and a lease liability on the Consolidated Balance Sheet for all leases with terms longer than 12 months. ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company generally uses its incremental borrowing rate, which is based on information available at the lease commencement date, to determine the present value of lease payments except when an implicit interest rate is readily determinable. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company has elected not to recognize ROU assets and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less.

Income Taxes. The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The Company recognizes future tax benefits to the extent that realizing these benefits is considered in its judgment to be more likely than not. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided. The Company reviews the realizability of its deferred tax asset valuation allowances on a quarterly basis, or whenever events or changes in circumstances indicate that a review is required and will adjust its estimate if significant events so dictate. To the extent that the ultimate results differ from the Company's original or adjusted estimates, the effect will be recorded in the provision for income taxes in the period that the matter is finally resolved.

In the ordinary course of business, there is inherent uncertainty in quantifying the Company's income tax positions. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the Consolidated Financial Statements.

Prior to the Separation, the Company's income tax provision was prepared following the separate return methodology. The separate return method applies ASC 740 to the financial statements of each member of a consolidated group as if the group members were separate taxpayers. As a result, certain operations of the Company were included in a consolidated return with other UTC entities. The calculation of the Company's income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. See Note 17 – Income Taxes for additional information.

Pension and Post-retirement Obligations. The Company provides a range of benefit plans to eligible current and former employees. The Company accounts for its benefit plans in accordance with ASC 715, *Compensation – Retirement Benefits* ("ASC 715") which requires balance sheet recognition of the overfunded or underfunded status of pension and post-retirement benefit plans. Determining the amounts associated with these benefits are performed by actuaries and dependent on various actuarial assumptions including discount rates, expected return on plan assets, compensation increases, mortality and health care cost trends. Actual results may differ from the actuarial assumptions and are generally recorded in *Accumulated other comprehensive income (loss)* and amortized into *Net income from operations* over future periods. The Company reviews its actuarial assumptions at each measurement date and makes modifications to the assumptions based on current rates and trends, if appropriate. See Note 10 – Employee Benefit Plans for additional information.

Business Combinations. In accordance with ASC 805, *Business Combinations* ("ASC 805"), acquisitions that meet the definition of a business are recorded using the acquisition method of accounting. We recognize and measure the identifiable assets acquired, liabilities assumed and any non-controlling interest as of the acquisition date at fair value. The valuation of intangible assets is determined by an income approach methodology, using assumptions such as projected future revenues, customer attrition rates, royalty rates, tax rates and discount rates. The excess, if any, of total consideration transferred in a business combination over the fair value of identifiable assets acquired, liabilities assumed and any non-controlling interest is recognized as goodwill. Costs incurred as a result of a business combination other than costs related to the issuance of debt or equity securities are recorded in the period the costs are incurred.

Asset Retirement Obligations. The Company records the fair value of legal obligations associated with the retirement of tangible long-lived assets in the period in which a liability is determined to exist, if a reasonable estimate of fair value can be made. Upon initial recognition of a liability, the Company capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased for changes in its present value and the capitalized cost is depreciated over the useful life of the related asset.

Research and Development. The Company conducts research and development activities with a focus on new product development and technology innovation. These costs are charged to expense as incurred. For the years ended December 31, 2022, 2021 and 2020, these costs amounted to $539 million, $503 million and $419 million, respectively.

Recent Pronouncements
The FASB ASC is the sole source of authoritative GAAP other than United States Securities and Exchange Commission ("SEC') issued rules and regulations that apply only to SEC registrants. The FASB issues Accounting Standards Updates ("ASU") to communicate changes to the codification. The Company considers the applicability and impact of all ASUs. ASUs not referenced below were assessed and determined to be either not applicable or are not expected to have a material impact on the Consolidated Financial Statements.

Recently Adopted Accounting Pronouncements and SEC Rules
In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, which updates the current guidance to require that an entity recognize and measure contract asset and contract liabilities acquired in a business combination consistent with those recorded by the acquiree immediately before the acquisition. The guidance eliminates the complexity of determining the fair value of contract

liabilities and will likely increase the balance of contract liabilities acquired in a business combination with a corresponding increase in post-combination revenue recognized by the acquirer. The update is effective for fiscal years beginning after December 15, 2022 and interim periods therein, with early adoption permitted. In October 2021, the Company early adopted ASU 2021-08 and the adoption did not have a material impact on the Company's Consolidated Financial Statements.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The amendments in this update remove certain exceptions allowed by Topic 740 including exceptions to the incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or gain from other items, the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment, the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary and the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. There are also additional areas of guidance in regards to franchise and other taxes partially based on income and the interim recognition of enactment of tax laws and rate changes. The provisions of this ASU were effective for years beginning after December 15, 2020, with early adoption permitted. The Company adopted ASU 2019-12 in the first quarter of 2021 and the adoption did not have a material impact on the Company's Consolidated Financial Statements.

In May 2020, the SEC issued Final Rule Release No. 33-10786, which amends the financial statement requirements for acquisitions and dispositions of businesses and related pro forma financial information required under SEC Regulation S-X, Rule 3-05. The final rule modifies the significance test required in SEC Regulation S-X, Rule 1-02(w) by raising the significance threshold for reporting dispositions of a business from 10% to 20% and by modifying the calculation of the investment and income tests. In accordance with Rules 3-09 or 4-08(g), the revised income test will apply to the evaluation of equity method investments for significance. The Company adopted these modifications, which were effective for fiscal years beginning after December 31, 2020. The adoption of these amendments did not have a material impact on the Consolidated Financial Statements.

In November 2020, the SEC issued Final Rule Release No. 33-10980, which amends the requirements for providing selected quarterly financial data, contractual obligations and management discussion and analysis. These modifications were required after August 9, 2021. The Company applied the requirements of this release in its 2021 Annual Report on Form 10-K.

Note 4: Inventories, Net
Inventories are stated at the lower of cost or estimated net realizable value. Cost is primarily determined based on the first-in,

first-out inventory method ("FIFO") or average cost methods, which approximates current replacement cost. However, certain Carrier entities use the last-in, first-out inventory method ("LIFO").

Inventories, net consisted of the following:

(IN MILLIONS)	2022	2021
Raw materials	$ 884	$ 559
Work-in-process	230	197
Finished goods	1,526	1,214
Inventories, net	**$2,640**	$1,970

The Company performs periodic assessments utilizing customer demand, production requirements and historical usage rates to determine the existence of excess and obsolete inventory and records necessary provisions to reduce such inventories to the lower of cost or estimated net realizable value. Raw materials, work-in-process and finished goods are net of valuation reserves of $190 million and $154 million as of December 31, 2022 and 2021, respectively.

Certain entities use LIFO to determine the cost of inventory. If inventories that were valued using the LIFO method had been valued under the FIFO method, the net book value of the inventories would have been higher by $199 million and $141 million as of December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, approximately 26% and 31%, respectively, of all inventory utilized the LIFO method.

Note 5: Fixed Assets, Net
Fixed assets, net consisted of the following:

(IN MILLIONS)	Estimated Useful Lives (Years)	2022	2021
Land		$ 126	$ 114
Buildings and improvements	20 to 40	1,251	1,084
Machinery, tools and equipment	3 to 25	2,409	2,093
Rental assets	3 to 12	390	381
Other, including assets under construction		347	304
Fixed assets, gross		4,523	3,976
Accumulated depreciation		(2,282)	(2,150)
Fixed assets, net		**$ 2,241**	$ 1,826

Depreciation expense was $256 million, $238 million and $234 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 6: Goodwill and Intangible Assets

The Company records goodwill as the excess of the purchase price over the fair value of the net assets acquired in a business combination. Goodwill is tested and reviewed annually for impairment on July 1 or whenever there is a material change in events or circumstances that indicates that the fair value of the reporting unit may be less than its carrying value.

The changes in the carrying amount of goodwill were as follows:

(IN MILLIONS)	HVAC	Refrigeration	Fire & Security	Total
Balance as of December 31, 2020	$ 5,489	$ 1,251	$ 3,399	$10,139
Goodwill resulting from business combinations [1]	261	(1)	60	320
Reclassified to held for sale [2]	—	—	(940)	(940)
Foreign currency translation	(92)	(22)	(56)	(170)
Balance as of December 31, 2021	$ 5,658	$ 1,228	$ 2,463	$ 9,349
Goodwill resulting from business combinations [1]	904	—	1	905
Foreign currency translation	(170)	(31)	(76)	(277)
Balance as of December 31, 2022	**$6,392**	**$1,197**	**$2,388**	**$ 9,977**

[1] See Note 19 - Acquisitions for additional information.
[2] See Note 20 - Divestitures for additional information.

Indefinite-lived intangible assets are tested and reviewed annually for impairment on July 1 or whenever there is a material change in events or circumstances that indicates that the fair value of the asset may be less than the carrying amount of the asset. All other intangible assets with finite useful lives are amortized over their estimated useful lives.

Identifiable intangible assets consisted of the following:

(IN MILLIONS)	2022			2021		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Amortized:						
Customer relationships	$1,431	$ (720)	$ 711	$ 945	$ (699)	$ 246
Patents and trademarks	401	(191)	210	232	(182)	50
Service portfolios and other	953	(595)	358	688	(539)	149
	2,785	(1,506)	1,279	1,865	(1,420)	445
Unamortized:						
Trademarks and other	63	—	63	64	—	64
Intangible assets, net	**$2,848**	**$(1,506)**	**$1,342**	**$ 1,929**	**$(1,420)**	**$509**

Amortization of intangible assets was $124 million, $98 million and $102 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The estimated future amortization of intangible assets is as follows:

(IN MILLIONS)	2023	2024	2025	2026	2027
Future amortization	$246	$194	$170	$136	$99

Annual Impairment Assessment

The Company tested its goodwill and indefinite-lived intangible assets for impairment as part of its annual assessment. For each test except one, the Company qualitatively assessed all relevant events or circumstances that could impact the estimate of fair value and determined it was more likely than not that the fair value of each reporting unit and indefinite-lived intangible asset exceeded their carrying amount. The remaining test related to the TCC acquisition and the subsequent reorganization of the Company's Commercial HVAC reporting unit in order to create a separate Global Comfort Solutions reporting unit. As a result, the Company performed a quantitative goodwill impairment test on its Commercial HVAC reporting unit prior to the reorganization, the results of which did not indicate any goodwill impairment. The Company then reassigned goodwill among its Commercial HVAC and Global Comfort Solutions reporting units using a relative fair value approach and performed a goodwill impairment assessment. The results did not indicate any goodwill impairment.

Note 7: Borrowings and Lines of Credit

Long-term debt consisted of the following:

(IN MILLIONS)	2022	2021
2.242% Notes due February 15, 2025	1,200	2,000
2.493% Notes due February 15, 2027	900	1,250
2.722% Notes due February 15, 2030	2,000	2,000
2.700% Notes due February 15, 2031	750	750
3.377% Notes due April 5, 2040	1,500	1,500
3.577% Notes due April 5, 2050	2,000	2,000
Total long-term notes	8,350	9,500
Japanese Term Loan Facility	404	—
Other debt (including project financing obligations and finance leases)	149	267
Discounts and debt issuance costs	(61)	(71)
Total debt	8,842	9,696
Less: current portion of long-term debt	140	183
Long-term debt, net of current portion	$8,702	$9,513

Japanese Term Loan Facility

On July 15, 2022, the Company entered into a five-year, JPY 54 billion (approximately $400 million) senior unsecured term loan facility with MUFG Bank Ltd., as administrative agent and lender, and certain other lenders (the "Japanese Term Loan Facility"). Borrowings under the Japanese Term Loan Facility bear interest at a rate equal to the Tokyo Term Risk Free Rate plus 0.75%. In addition, the Japanese Term Loan Facility is subject to customary covenants including a covenant to maintain a maximum consolidated leverage ratio. On July 25, 2022, the Company borrowed JPY 54 billion under the Japanese Term Loan Facility and used the proceeds to fund a portion of the TCC acquisition and to pay related fees and expenses.

Revolving Credit Facility

On February 10, 2020, the Company entered into a revolving credit agreement with various banks permitting aggregate borrowings of up to $2.0 billion pursuant to an unsecured, unsubordinated revolving credit facility that matures on April 3, 2025 (the "Revolving Credit Facility"). The Revolving Credit Facility supports the Company's commercial paper program and cash requirements of the Company. A commitment fee of 0.125% is charged on unused commitments. Borrowings under the Revolving Credit Facility are available in U.S. Dollars, Euros and Pounds Sterling. Pounds Sterling borrowings bear interest at a variable interest rate based on daily simple SONIA plus 0.0326%, Euro borrowings bear interest at EURIBOR rates and U.S. Dollar borrowings bear interest at LIBOR plus a ratings-based margin, which was 125 basis points as of December 31, 2022. As of December 31, 2022, there were no borrowings outstanding under the Revolving Credit Facility.

Commercial Paper Program

The Company has a $2.0 billion unsecured, unsubordinated commercial paper program, which can be used for general corporate purposes, including the funding of working capital and potential acquisitions. As of December 31, 2022, there were no borrowings outstanding under the commercial paper program.

Project Financing Arrangements

The Company is involved in long-term construction contracts in which it arranges project financing with certain customers. As a result, the Company issued $38 million and $124 million of debt during the year ended December 31, 2022 and 2021, respectively. Long-term debt repayments associated with these financing arrangements for the years ended December 31, 2022 and 2021 were $160 million and $181 million, respectively.

Debt Covenants

The Revolving Credit Facility, the indenture for the long-term Notes and the Japanese Term Loan Facility contain affirmative and negative covenants customary for financings of these types, which, among other things, limit the Company's ability to incur additional liens, to make certain fundamental changes and to enter into sale and leaseback transactions. As of December 31, 2022, the Company was in compliance with the covenants under the agreements governing its outstanding indebtedness.

Tender Offers

On March 15, 2022, the Company commenced tender offers to purchase up to $1.15 billion ("Aggregate Tender Cap") aggregate principal of the Company's 2.242% Notes due 2025 and 2.493% Notes due 2027 (together, the "Senior Notes"). The tender offers included payment of applicable accrued and unpaid interest up to the settlement date, along with a fixed spread for early repayment. Based on participation, the Company elected to settle the tender offers on March 30, 2022. The aggregate principal amount of Senior Notes validly tendered and accepted was approximately $1.15 billion, which included

$800 million of Notes due 2025 and $350 million of Notes due 2027. As a result, the Company recognized a net gain of $33 million and wrote off $5 million of unamortized deferred financing costs within *Interest (expense) income, net* on the accompanying Consolidated Statement of Operations during the year ended December 31, 2022.

Schedule of Long-term Debt Maturities

Scheduled maturities of long-term debt, excluding amortization of discount, are as follows:

(IN MILLIONS)	
2023	$ 140
2024	$ 2
2025	$1,202
2026	$ 2
2027	$1,306
Thereafter	$6,251

As of December 31, 2022, the average maturity of the Company's long-term notes is approximately 12 years and the weighted-average interest rate on its total borrowings is approximately 2.9%. Interest expense associated with long-term debt for the years ended December 31, 2022, 2021 and 2020 was $302 million, $319 million and $298 million, respectively.

Note 8: Fair Value Measurements

ASC 820, *Fair Value Measurement* ("ASC 820"), defines fair value as the price that would be received if an asset is sold or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

- Level 1: Observable inputs such as quoted prices in active markets;
- Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

In the normal course of business, the Company is exposed to certain risks arising from business operations and economic factors, including foreign currency and commodity price risk. These exposures are managed through operational strategies and the use of undesignated hedging contracts. The Company's derivative assets and liabilities are measured at fair value on a recurring basis using internal models based on observable market inputs, such as forward, interest, contract and discount rates with changes in fair value reported in earnings in the accompanying Consolidated Statement of Operations.

In connection with the TCC acquisition, the Company funded a portion of the Yen-denominated purchase price with cash on hand by entering into cross currency swaps with SMBC Capital Markets, Inc., as syndication swap arranger, and certain other financial institutions. The fair value of the cross currency swaps are measured at fair value on a recurring basis using observable market inputs, such as forward, discount and interest rates as well as credit default swap spreads. The Company designated the cross currency swaps as a partial hedge of its investment in certain subsidiaries whose functional currency is the Japanese Yen in order to manage foreign currency translation risk. As a result, changes in the fair value of the swaps are recorded in *Equity* in the accompanying Consolidated Balance Sheet.

The remaining portion of the Yen-denominated purchase price was funded by the Japanese Term Loan Facility. The carrying value of the facility is translated on a recurring basis using the exchange rate at the end of the applicable period and approximates its fair value. The Company designated the Japanese Term Loan Facility as a partial hedge of its investment in certain subsidiaries whose functional currency is the Japanese Yen in order to manage foreign currency translation risk. As a result, changes in the carrying value of the Japanese Term Loan Facility associated with foreign exchange rate movements are recorded in *Equity* in the Consolidated Balance Sheet.

The following tables provide the valuation hierarchy classification of assets and liabilities that are recorded at fair value and measured on a recurring basis in the accompanying Consolidated Balance Sheet:

(IN MILLIONS)	Total	Level 1	Level 2	Level 3
December 31, 2022				
Fair value measurement:				
Derivative assets [1][3]	**$ 28**	**$ —**	**$ 28**	**$ —**
Derivative liabilities [2][3]	**$(48)**	**$ —**	**$(48)**	**$ —**
December 31, 2021				
Fair value measurement:				
Derivative assets [1]	$ 8	$ —	$ 8	$ —
Derivative liabilities [2]	$ (35)	$ —	$ (35)	$ —

(1) Included in Other assets, current on the accompanying Consolidated Balance Sheet.
(2) Included in Accrued liabilities on the accompanying Consolidated Balance Sheet.
(3) Includes cross currency swaps.

The following table provides the carrying amounts and fair values of the Company's long-term notes that are not recorded at fair value in the accompanying Consolidated Balance Sheet:

	2022		2021	
(IN MILLIONS)	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Total long-term notes [1]	**$8,350**	**$6,832**	$ 9,500	$9,842

(1) Excludes debt discount and issuance costs.

The fair value of the Company's long-term debt is measured based on observable market inputs which are considered Level 1 within the fair value hierarchy. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair value due to the short-term nature of these accounts and would be classified as Level 1 in the fair value hierarchy. The Company's financing leases and project financing obligations, included in *Long-term debt* and *Current portion of long-term debt* on the accompanying Consolidated Balance Sheet, approximate fair value and are classified as Level 3 in the fair value hierarchy.

Note 9: Leases
The Company enters into operating and finance leases for the use of real estate space, vehicles, information technology equipment and certain other equipment. At contract inception, the Company determines a lease exists if the arrangement conveys the right to control an identified asset for a period of time in exchange for consideration. Control is considered to exist when the lessee has the right to obtain substantially all of the economic benefits from the use of an identified asset as well as the right to direct the use of that asset. If a contract is considered to be a lease, the Company recognizes a lease liability based on the present value of the future lease payments with an offsetting entry to recognize a ROU asset.

Operating lease ROU assets and liabilities are reflected on the Consolidated Balance Sheet as follows:

(IN MILLIONS)	2022	2021
Operating lease right-of-use assets	$ 642	$ 640
Accrued liabilities	$ (132)	$(130)
Operating lease liabilities	(529)	(527)
Total operating lease liabilities	**$ (661)**	$(657)
Weighted-Average Remaining Lease Term (in years)	7.7	7.8
Weighted-Average Discount Rate	3.4%	3.0%

The operating lease ROU assets include any lease payments related to initial direct costs and prepayments and excludes lease incentives. The Company's leases generally have remaining lease terms of 1 to 26 years, some of which include options to extend. For the majority of its leases with options to extend, those options are up to 5 years with the ability to terminate the lease within 1 to 5 years of inception. The exercise of lease renewal options is at the Company's sole discretion and its lease ROU assets and liabilities reflect only the options the Company is reasonably certain that it will exercise.

Supplemental cash flow and lease expense information related to operating leases were as follows:

(IN MILLIONS)	2022	2021	2020
Operating cash flows for measurement of operating lease liabilities	$145	$197	$213
Operating lease ROU assets obtained in exchange for operating lease obligations	$109	$180	$169
Operating lease expense	$148	$200	$197

Operating lease expense is recognized on a straight-line basis over the lease term. Where applicable, the Company accounts for each separate lease component of a contract and its associated non-lease component as a single lease component.

Undiscounted maturities of operating lease liabilities, including options to extend lease terms that are reasonably certain of being exercised, as of December 31, 2022 are as follows:

(IN MILLIONS)	
2023	$ 153
2024	132
2025	106
2026	83
2027	59
Thereafter	231
Total undiscounted lease payments	764
Less: imputed interest	(103)
Total discounted lease payments	$ 661

Note 10: Employee Benefit Plans
The Company sponsors both funded and unfunded domestic and international defined benefit pension and defined contribution plans. In addition, the Company contributes to various domestic and international multi-employer defined benefit pension plans.

Pension Plans
Qualified domestic pension plan benefits covering collectively bargained U.S. employees comprise approximately 29% of the projected benefit obligation. This noncontributory defined benefit plan provides benefits on a flat dollar formula based on an employee's location and is closed to new entrants. The non-U.S. plans comprise approximately 71% of the projected benefit obligation; certain of these plans provide participants with one-time payments upon separation of employment rather than a retirement annuity. These plans provide benefits based on a plan specific benefit formula. Non-qualified domestic pension plans provide supplementary retirement benefits to certain employees and are not a material component of the projected benefit obligation.

The following table details information regarding the Company's pension plans:

(IN MILLIONS)	2022	2021
Change in Benefit Obligation		
Benefit obligation at beginning of year	**$ 906**	$ 3,224
Service cost	**20**	27
Interest cost	**18**	37
Actuarial (gain) loss [1]	**(271)**	(112)
Benefits paid	**(21)**	(106)
Curtailment, settlements and special termination benefits	**(7)**	(54)
Other, including expenses paid	**(38)**	(48)
Liabilities held for sale [2]	**—**	(2,062)
Acquisitions [3]	**153**	—
Benefit obligation at end of year	**$ 760**	$ 906
Change in Plan Assets		
Fair value at beginning of year	**$ 591**	$ 3,294
Actual return on plan assets	**(170)**	67
Company contributions	**16**	47
Benefits paid	**(21)**	(106)
Settlements	**(7)**	(54)
Other, including expenses paid	**(18)**	(34)
Assets held for sale [2]	**—**	(2,623)
Acquisitions [3]	**60**	—
Fair value of assets end of year	**$ 451**	$ 591
Funded status of plans	**$(309)**	$ (315)
Amounts included in the balance sheet:		
Other non-current assets	**$ 25**	$ 43
Accrued compensation and benefits	**(18)**	(10)
Post-employment and other benefit liabilities	**(316)**	(348)
Net amount recognized	**$(309)**	$ (315)

(1) Reflects the impact of foreign exchange translation, primarily for plans in the United Kingdom, Canada and Germany.
(2) See Note 20 – Divestitures for additional information.
(3) See Note 19 – Acquisitions for additional information.

All plans experienced an improvement in the net deficit position due to a significant increase in the discount rates used to measure the benefit obligations of the plans. Discount rates increased over the measurement period as a result of increases in corporate bond yields. The reduction in the benefit obligation was partially offset by lower plan asset performance. In addition, the acquisition of TCC on August 1, 2022 contributed to the change in the funded position.

The pretax amounts recognized in *Accumulated other comprehensive (income) loss are:*

(IN MILLIONS)	Prior Service Cost (Benefit)	Net Actuarial (Gain) Loss	Total
As of December 31, 2021	$15	$ 595	$ 610
Current year changes recorded in AOCI	(2)	(476)	(478)
Amortization reclassified to earnings	(2)	(9)	(11)
Settlement/curtailment reclassified to earnings	—	(2)	(2)
Currency translation and other	—	(15)	(15)
As of December 31, 2022	**$11**	**$ 93**	**$104**

Information for pension plans with accumulated benefit obligations in excess of plan assets:

(IN MILLIONS)	2022	2021
Projected benefit obligation	**$564**	$405
Accumulated benefit obligation	**$538**	$374
Fair value of plan assets	**$230**	$ 47

Information for pension plans with projected benefit obligations in excess of plan assets:

(IN MILLIONS)	2022	2021
Projected benefit obligation	**$564**	$405
Accumulated benefit obligation	**$538**	$374
Fair value of plan assets	**$230**	$ 47

The components of net periodic pension expense (benefit) for the defined benefit pension plans are as follows:

(IN MILLIONS)	2022 [1]	2021	2020
Service cost	**$ 20**	$ 27	$ 29
Interest cost	**18**	37	52
Expected return on plan assets	**(27)**	(145)	(140)
Amortization of prior service cost	**2**	2	2
Recognized actuarial net loss	**9**	32	22
Net settlement, curtailment and special termination benefit loss	**2**	13	4
Net periodic pension expense (benefit)	**$ 24**	$ (34)	$ (31)

(1) See Note 20 – Divestitures for additional information.

The accumulated benefit obligation for all defined benefit plans was $0.7 billion and $0.9 billion as of December 31, 2022 and 2021, respectively.

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Costs		
	2022	2021	**2022**	2021	2020
Discount rate					
Projected benefit obligation	**4.2%**	2.1%	**2.1%**	1.4%	2.0%
Interest cost [1]	**—%**	—%	**1.9%**	1.2%	1.8%
Service cost [1]	**—%**	—%	**2.8%**	2.1%	1.8%
Salary scale	**2.4%**	3.1%	**3.1%**	2.8%	3.3%
Expected return on plan assets	**—%**	—%	**5.0%**	4.6%	4.9%

(1) The 2022 and 2021 discount rates used to measure the service cost and interest cost applies to the significant plans of the Company. The projected benefit obligation discount rate is used for the service cost and interest cost measurements for non-significant plans.

The weighted-average discount rates used to measure pension benefit obligations and net costs are set by reference to specific analyses using each plan's specific cash flows and high-quality bond indices to assess reasonableness. For those significant plans, the Company utilizes a full yield curve approach in the estimation of the service cost and interest cost components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to the relevant projected cash flows.

In determining the expected return on plan assets, the Company considered the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance. Return projections are assessed for reasonableness using a simulation model that incorporates yield curves, credit spreads and risk premiums to project long-term prospective returns.

The plans' investment management objectives include providing the liquidity and asset levels needed to meet current and future benefit payments, while maintaining a prudent degree of portfolio diversification considering interest rate risk and market volatility. Globally, investment strategies target a mix of approximately 50% of growth seeking assets and 50% of income generating and hedging assets using a wide diversification of asset types, fund strategies and investment managers. The growth seeking allocation consists of global public equities in developed and emerging countries and alternative-asset class strategies. Within the income generating assets, the fixed income portfolio primarily consists of government and broadly diversified high quality corporate bonds.

The plans seek to reduce interest rate risk and have incorporated liability hedging programs that include the adoption of a risk reduction objective as part of the long-term investment strategy. Under this objective, the income generating and hedging assets typically increase as funded status improves. The hedging programs incorporate a range of assets and investment tools, each with various interest rate sensitivities. As a result of the improved funded status of the plans, due to favorable asset returns and funding of the plans, the income generating and hedging assets increased in recent years.

The fair values of pension plan assets by asset category are as follows:

(IN MILLIONS)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Not Subject to Leveling	Total
Asset Category					
Public Equities:					
Global Equities	$—	$ 27	$—	$ —	$ 27
Global Equity Funds at net asset value [1][2]	—	—	—	119	119
Fixed Income Securities:					
Governments	—	35	—	24	59
Corporate Bonds	—	45	—	—	45
Fixed Income Securities [2]	—	11	—	156	167
Real Estate [3]	—	1	—	—	1
Other [4][5]	—	8	—	—	8
Cash & Cash Equivalents [2][6]	—	25	—	1	26
Subtotal	$—	$152	$—	$300	$452
Other assets and liabilities [7]					(1)
Total as of December 31, 2022					**$451**

(IN MILLIONS)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Not Subject to Leveling	Total
Asset Category					
Public Equities:					
Global Equities	$ —	$ 29	$ —	$ —	$ 29
Global Equity Funds at net asset value [1][2]	—	—	—	208	208
Fixed Income Securities:					
Governments	—	26	—	—	26
Corporate Bonds	—	103	—	—	103
Fixed Income Securities [2]	—	—	—	189	189
Real Estate [3]	—	9	—	—	9
Other [4][5]	—	5	—	—	5
Cash & Cash Equivalents [2][6]	—	7	—	3	10
Subtotal	$ —	$179	$ —	$ 400	$579
Other Assets and Liabilities [7]					12
Total as of December 31, 2021 [8]					$591

(1) Represents commingled funds that invest primarily in common stocks.
(2) In accordance with ASU 2015-07, Fair Value Measurement (Topic 820), certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total pension plan assets.
(3) Represents investments in real estate, including commingled funds and directly held properties.
(4) Represents insurance contracts and global balanced risk commingled funds consisting mainly of equity, bonds and some commodities.
(5) Includes fixed income repurchase agreements entered into for purposes of pension asset and liability matching.
(6) Represents short-term commercial paper, bonds and other cash or cash-like instruments.
(7) Represents trust receivables and payables that are not leveled.
(8) Chubb plan assets for 2021, totaling $2.6 billion are not included within this table, as the business was reclassified as held for sale.

Derivatives in the plan are primarily used to manage risk and gain asset class exposure while still maintaining liquidity. Derivative instruments mainly consist of fixed income repurchase agreements, interest rate swaps, total return swaps and currency forward contracts.

Quoted market prices are used to value investments when available. Investments in securities traded on exchanges, including listed futures and options, are valued at the last reported sale prices on the last business day of the year or, if not available, the last reported bid prices. Fixed income securities are primarily measured using a market approach pricing methodology, whereby observable prices are obtained by market transactions involving identical or comparable securities of issuers with similar credit ratings. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources or, if not available, from other sources considered reliable, including broker quotes. Temporary cash investments are stated at cost, which approximates fair value.

For the years ended December 31, 2022, 2021 and 2020, the Company made $16 million, $47 million and $41 million, respectively, of cash contributions to its defined benefit pension plans. The Company expects to make total contributions of approximately $5 million to its defined benefit pension plans in 2023. Contributions do not reflect benefits to be paid directly from corporate assets. Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $38 million in 2023, $38 million in 2024, $40 million in 2025, $45 million in 2026, $50 million in 2027 and $243 million from 2028 through 2031.

Multiemployer Benefit Plans
The Company contributes to various domestic and foreign multiemployer defined benefit pension plans. The risks of participating in these multiemployer plans are different from those of single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. The Company's contributions to these plans for the years ended December 31, 2022 and 2021 was $15 million and $14 million, respectively.

Employee Savings Plans
The Company sponsors various employee savings plans. Certain employees of Carrier participate in these plans. Carrier's contributions to employer sponsored defined contribution plans were $123 million, $115 million and $103 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 11: Product Warranties
In the ordinary course of business, the Company provides standard warranty coverage on its products. Provisions for these amounts are established at the time of sale and estimated primarily based on

product warranty terms and historical claims experience. In addition, the Company incurs discretionary costs to service its products in connection with specific product performance issues. Provisions for these amounts are established when they are known and estimable. The Company assesses the adequacy of its initial provisions and will make adjustments as necessary based on known or anticipated claims or as new information becomes available that suggests it is probable that future costs will be different than estimated amounts. Amounts associated with these provisions are classified on the accompanying Consolidated Balance Sheet as *Accrued liabilities* or *Other long-term liabilities* based on their anticipated settlement date.

The changes is the carrying amount of warranty related provisions are as follows:

(IN MILLIONS)	2022	2021
Balance as of January 1,	$ 524	$ 514
Warranties, performance guarantees issued and changes in estimated liability	184	172
Settlements made	(171)	(165)
Other	14	3
Balance as of December 31,	$ 551	$ 524

Note 12: Equity
The authorized number of shares of common stock of Carrier is 4,000,000,000 shares of $0.01 par value. As of December 31, 2022 and December 31, 2021, 876,487,480 and 873,064,219 shares of common stock were issued, respectively, which includes 42,103,995 and 10,375,654 shares of treasury stock, respectively.

Share Repurchase Program
The Company may purchase its outstanding common stock from time to time subject to market conditions and at our discretion. Repurchases occur in the open market or through one or more other public or private transactions pursuant to plans complying with Rules 10b5-1 and 10b-18 under the Exchange Act. Shares acquired are recognized at cost and presented separately on the balance sheet as a reduction to *Equity*. In July 2021, the Company's Board of Directors approved a $1.75 billion increase to the Company's existing $350 million share repurchase program authorizing the repurchase of up to $2.1 billion of the Company's outstanding common stock. During 2021, the Company repurchased 10.4 million shares of common stock for an aggregate purchase price of $529 million.

On December 14, 2021, the Company entered into an accelerated share repurchase agreement ("ASR Agreement") to repurchase $500 million of its common stock pursuant to the Company's existing share repurchase program. In accordance with the ASR Agreement, the Company received initial delivery of 7.6 million shares on January 4, 2022, representing approximately 80% of the expected share repurchases. The final number of shares under the ASR Agreement was based on the daily average of the volume-weighted average share price of the Company's common stock over the term of the ASR Agreement. Upon final settlement, the Company received an additional 2.7 million shares on February 8, 2022 and recognized $500 million in *Treasury stock* as a reduction in equity. In addition, the Company's Board of Directors approved a $2 billion increase to the Company's existing share repurchase program in October 2022.

During 2022, the Company repurchased 31.7 million shares of common stock for an aggregate purchase price of $1.4 billion, which includes shares repurchased under the ASR Agreement. As of December 31, 2022, the Company has approximately $2.2 billion remaining under the current authorization.

Accumulated Other Comprehensive Income (Loss)

A summary of changes in the components of *Accumulated other comprehensive income (loss)* is as follows:

(IN MILLIONS)	Foreign Currency Translation	Defined Benefit Pension and Post-retirement Plans	Accumulated Other Comprehensive Income (Loss)
Balance as of January 1, 2020	$ (780)	$ (473)	$ (1,253)
Other comprehensive income (loss) before reclassifications, net	589	2	591
Amounts reclassified, pre-tax	—	(105)	(105)
Tax benefit reclassified	—	22	22
Balance as of December 31, 2020	$ (191)	$ (554)	$ (745)
Other comprehensive income (loss) before reclassifications, net	(322)	53	(269)
Amounts reclassified, pre-tax	8	34	42
Tax benefit reclassified	—	(17)	(17)
Balance as of December 31, 2021	$ (505)	$ (484)	$ (989)
Other comprehensive income (loss) before reclassifications, net	(525)	63	(462)
Amounts reclassified, pre-tax	—	11	11
Tax benefit reclassified	—	(3)	(3)
Chubb divestiture	(574)	329	(245)
Balance as of December 31, 2022	**$(1,604)**	**$ (84)**	**$ (1,688)**

Note 13: Revenue Recognition

The Company accounts for revenue in accordance with ASC 606: *Revenue from Contracts with Customers*. Revenue is recognized when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. A significant portion of the Company's performance obligations are recognized at a point-in-time when control of the product transfers to the customer, which is generally the time of shipment. The remaining portion of the Company's performance obligations are recognized over time as the customer simultaneously obtains control as the Company performs work under a contract, or if the product being produced for the customer has no alternative use and the Company has a contractual right to payment.

Performance Obligations

A performance obligation is a distinct good, service or a bundle of goods and services promised in a contract. Some of the Company's contracts with customers contain a single performance obligation, while others contain multiple performance obligations most commonly when a contract spans multiple phases of a product life-cycle such as production, installation, maintenance and support. The Company identifies performance obligations at the inception of a contract and allocates the transaction price to each distinct performance obligation. Revenue is recognized when or as the performance obligation is satisfied. When there are multiple performance obligations within a contract, the Company allocates the transaction price to each performance obligation based on its relative stand-alone selling price.

The Company primarily generates revenue from the sale of products to customers and recognizes revenue at a point in time when control transfers to the customer. Transfer of control is generally based on the shipping terms of the contract. In addition, the Company recognizes revenue on an over-time basis on installation and service contracts. For over-time performance obligations requiring the installation of equipment, revenue is recognized using costs incurred to date relative to total estimated costs at completion to measure progress. Incurred costs represent work performed, which correspond with and best depict transfer of control to the customer. Contract costs include direct costs such as labor, materials and subcontractors' costs and where applicable, indirect costs.

Segment sales disaggregated by product and service are as follows:

(IN MILLIONS)	**2022**	2021	2020
Sales Type			
Product	**$ 11,882**	$ 9,985	$ 8,165
Service	**1,526**	1,405	1,313
HVAC sales	**13,408**	11,390	9,478
Product	**3,432**	3,653	2,927
Service	**451**	474	406
Refrigeration sales	**3,883**	4,127	3,333
Product	**3,372**	3,985	3,585
Service	**198**	1,530	1,400
Fire & Security sales	**3,570**	5,515	4,985
Total segment sales	**20,861**	21,032	17,796
Eliminations and other	**(440)**	(419)	(340)
Consolidated	**$ 20,421**	$20,613	$17,456

The transaction price allocated to performance obligations reflects the Company's expectations about the consideration it will be entitled to receive from a customer. The Company includes variable consideration in the estimated transaction price when there is a basis to reasonably estimate the amount and when it is probable that a significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. In addition, the Company customarily offers its customers incentives to purchase products to ensure an adequate supply of its products in distribution channels. The principal incentive programs provide reimbursements to distributors for offering promotional pricing for products. The Company accounts for estimated incentive payments as a reduction in sales at the time a sale is recognized.

Contract Balances
Total contract assets and liabilities consisted of the following:

(IN MILLIONS)	2022	2021
Contract assets, current	$ 537	$ 503
Contract assets, non-current (included within *Other assets*)	6	70
Total contract assets	543	573
Contract liabilities, current	(449)	(415)
Contract liabilities, non-current (included within *Other long-term liabilities*)	(174)	(165)
Total contract liabilities	(623)	(580)
Net contract assets (liabilities)	$ (80)	$ (7)

The timing of revenue recognition, billings and cash collections results in contract assets and contract liabilities. Contract assets relate to the conditional right to consideration for any completed performance under a contract when costs are incurred in excess of

billings under the percentage-of-completion methodology. Contract liabilities relate to payments received in advance of performance under a contract or when the Company has a right to consideration that is conditioned upon transfer of a good or service to the customer. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract.

The Company recognized revenue of $321 million for the year ended December 31, 2022 that was related to contract liabilities as of January 1, 2022. The Company expects a majority of its contract liabilities at the end of the period to be recognized as revenue over the next 12 months. There were no individually significant customers with sales exceeding 10% of total sales for the years ended December 31, 2022, 2021 and 2020.

Note 14: Stock-Based Compensation
The Company accounts for stock-based compensation plans in accordance with ASC 718, *Compensation - Stock Compensation*, which requires a fair-value based method for measuring the value of stock-based compensation. Fair value is measured at the date of grant and is generally not adjusted for subsequent changes. The Company's stock-based compensation plans include programs for stock appreciation rights, restricted stock and performance share units.

Stock Options and Appreciation Rights
Eligible participants may receive stock options or stock appreciation rights as part of the Company's long-term incentive program. The fair value of each instrument is determined as of the date of grant using a binomial lattice model and expensed on a straight-line basis over the required service period, which is generally a three-year vesting period. However, in the event of retirement, awards held for at least one year may vest and become exercisable (if applicable), subject to certain terms and conditions.

The following table summarizes fair value information for stock options and stock appreciation rights:

	2022 [1]	2021 [1]	2020 [1]
Stock options and stock appreciation rights weighted-average fair value per award	$ 10.68	$ 10.13	$ 4.67
Assumptions:			
Volatility	30.8% to 31.3%	31.6% to 34.1%	32.1% to 35.6%
Expected term (in years)	6.1	6.6	7.0
Expected dividend yield	1.5%	1.5%	1.4% to 2.0%
Range of risk-free rates	1.7% to 3.0%	0.7% to 1.4%	0.1% to 1.0%

(1) Carrier has limited historical trading data and used peer group data to estimate expected volatility for the 2022, 2021 and 2020 awards.

The Company used historical employee data, including data prior to the Separation and the Distribution, to estimate expected term. The expected dividend yield is consistent with management's expectations. The risk-free rate is based on the term structure of interest rates at the time the awards were granted.

Changes in stock options and stock appreciation rights outstanding subsequent to the Separation and Distribution were as follows:

	Shares Subject to Option (in thousands)	Weighted-Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted-Average Remaining Life (in years)
As of April 3, 2020	36,015	$ 19.90		
Granted	3,921	$ 17.57		
Exercised	(2,620)	$ 15.81		
Cancelled	(584)	$ 22.31		
As of December 31, 2020	36,732	$ 19.91		
Granted	3,194	$ 38.92		
Exercised	(5,934)	$ 17.59		
Cancelled	(1,551)	$ 23.98		
As of December 31, 2021	32,441	$ 22.02		
Granted	2,715	$ 47.72		
Exercised	(3,495)	$ 17.76		
Cancelled	(883)	$ 30.33		
Outstanding as of December 31, 2022	**30,778**	**$ 24.53**	**$ 532**	**5.9**
Exercisable as of December 31, 2022	**17,642**	**$ 20.03**	**$ 375**	**4.5**

Restricted Stock Units

Eligible participants may receive restricted stock units ("RSU") as part of the Company's long-term incentive program. The fair value of restricted stock units are based on the closing market price of the Company's common stock on the date of grant and expensed on a straight-line basis over the required service period (which is generally a three-year vesting period). However, in the event of retirement, awards held for at least one year may vest and become exercisable (if applicable), subject to certain terms and conditions. Dividends accrue during the vesting period and are paid in shares of the Company's common stock.

Changes in restricted stock units subsequent to the Separation and Distribution were as follows:

	RSUs (in thousands)	Weighted-Average Grant Date Fair Value
Outstanding and unvested as of April 3, 2020	5,622	$ 21.37
Granted	523	$ 21.43
Vested	(483)	$ 19.74
Cancelled	(88)	$ 23.29
Outstanding and unvested as of December 31, 2020	5,574	$ 21.57
Granted	286	$ 46.49
Vested	(2,168)	$ 21.45
Cancelled	(122)	$ 25.39
Outstanding and unvested as of December 31, 2021	3,570	$ 23.33
Granted	555	$ 41.88
Vested	(1,915)	$ 20.85
Cancelled	(143)	$ 32.92
Outstanding and unvested as of December 31, 2022	**2,067**	**$29.87**

Performance Share Units

The Company has a performance share program for key employees whereby awards are provided in the form of performance share units ("PSU") based on performance against pre-established objectives. The annual target level is expressed as shares of the Company's common stock based on the fair value of its stock on the date of grant. Awards are earned over a three-year performance period based equally on a performance condition, measured by the compound annual growth rate of the Company's earnings per share and on a market condition, measured by the Company's relative total shareowner return compared to the total shareowner return of a subset of industrial companies in the S&P 500 Index. The fair value of the market condition is estimated using a Monte Carlo simulation approach. The fair value of the PSU awards are expensed over the required service period, which is generally a three-year vesting period. In the event of retirement, performance share units held for at least one year remain eligible to vest based on actual performance relative to pre-established metrics. Dividends do not accrue on the performance share units during the performance period.

Changes in PSUs subsequent to the Separation and Distribution were as follows:

	PSUs (in thousands)	Weighted- Average Grant Date Fair Value
Outstanding and unvested as of April 3, 2020	68	$ 21.23
Granted	728	$ 18.23
Forfeited	(24)	$ 19.25
Outstanding and unvested as of December 31, 2020	772	$ 18.46
Granted	821	$ 41.48
Vested	(20)	$ 23.72
Forfeited	(152)	$ 27.28
Outstanding and unvested as of December 31, 2021	1,421	$ 30.75
Granted	653	$ 46.93
Vested	(5)	$ 41.81
Forfeited	(139)	$ 35.45
Outstanding and unvested as of December 31, 2022	**1,930**	**$35.86**

Compensation Expense

Stock-based compensation expense, net of estimated forfeitures, is included in *Cost of products sold, Selling, general and administrative and Research and development*, in the accompanying Consolidated Statement of Operations.

Stock-based compensation cost by award type are as follows:

(IN MILLIONS)	2022	2021	2020 [1]
Equity compensation costs - equity settled	$ 77	$ 92	$77
Equity compensation costs - cash settled [2]	(15)	19	11
Total stock-based compensation cost	**$ 62**	$111	$88
Income tax benefit	**$ 9**	$ 13	$ 9

[1] The stock-based compensation cost for 2020 include amounts allocated to Carrier by UTC related to its direct employees.
[2] The cash settled awards are classified as liability awards and are measured at fair value at each balance sheet date.

Prior to the Separation and the Distribution, the Company participated in UTC's long-term incentive plans, which authorized various types of market and performance-based incentive awards. Stock-based compensation expense was allocated to the Company from UTC based upon direct employee headcount. In connection with the Separation and the Distribution, all awards were converted to Carrier stock-based awards with unvested awards converted to preserve the aggregate intrinsic value immediately before and after the Separation.

As of December 31, 2022 and 2021, there were $64 million and $77 million of unrecognized stock-based compensation costs related to non-vested awards granted under the plan, respectively, which will be recognized ratably over the awards weighted-average remaining vesting period of 2 years.

Note 15: Restructuring Costs

The Company incurs costs associated with restructuring initiatives intended to improve operating performance, profitability and working capital levels. Actions associated with these initiatives may include improving productivity, workforce reductions and the consolidation of facilities. Due to the size, nature and frequency of these discrete plans, they are fundamentally different from the Company's ongoing productivity initiatives.

The Company recorded net pre-tax restructuring costs for new and ongoing restructuring actions as follows:

(IN MILLIONS)	2022	2021	2020
HVAC	$ 8	$33	$ 7
Refrigeration	10	25	12
Fire & Security	11	26	28
Total Segment	**29**	84	47
General corporate expenses	2	5	2
Total restructuring costs	**$31**	**$89**	**$49**
Cost of sales	$ 9	$28	$20
Selling, general and administrative	22	60	29
Other income (expense), net	—	1	—
Total restructuring costs	**$31**	**$89**	**$49**

The following table summarizes the reserves and charges related to the restructuring reserve, included in *Accrued liabilities* on the accompanying Consolidated Balance Sheet:

(IN MILLIONS)	2022	2021
Balance as of January 1,	$ 54	$ 49
Net pre-tax restructuring costs	31	89
Utilization, foreign exchange and other	(61)	(76)
Reclassified as *Liabilities held for sale* [1]	—	(8)
Balance as of December 31,	**$ 24**	$ 54

[1] See Note 20 – Divestitures for additional information.

During the year ended December 31, 2022, charges associated with restructuring initiatives related to cost reduction efforts. Amounts recognized primarily related to severance due to workforce reductions and exit costs due to the consolidation of field operations. As of December 31, 2022, the Company had $24 million accrued for costs associated with its announced restructuring initiatives, all of which is expected to be paid within one year.

Note 16: Other Income (Expense), Net

Other income (expense), net consisted of the following:

(IN MILLIONS)	2022	2021	2020
Transaction gains [1]	$ —	$ —	$1,123
Impairment charge on minority-owned joint venture investments [1]	—	(2)	(72)
Other	1,840	41	(45)
Other income (expense), net	$1,840	$ 39	$1,006

(1) See Note 22 – Related Parties for additional information.

Other income (expense), net primarily includes the impact of gains and losses related to the sale of interests in equity method investments, foreign currency gains and losses on transactions that are denominated in a currency other than the entity's functional currency and hedging-related activities. In connection with the TCC acquisition, the carrying value of the Company's previously held TCC equity investments were recognized at fair value at the date of acquisition. As a result, the Company recognized a $705 million non-cash gain associated with the increase in our ownership interest. In addition, the Company completed the Chubb Sale and recognized a net gain on the sale of $1.1 billion during the twelve months ended December 31, 2022.

Note 17: Income Taxes
Income Before Income Taxes

The sources of *Income from operations before income taxes* are as follows:

(IN MILLIONS)	2022	2021	2020
United States	$1,876	$1,528	$ 915
Foreign	2,416	872	1,940
Total	$4,292	$2,400	$2,855

Provision for Income Taxes

The income tax expense (benefit) consisted of the following components:

(IN MILLIONS)	2022	2021	2020
Current:			
United States:			
Federal	$ 453	$ 336	$434
State	120	83	74
Foreign	259	354	244
	832	773	752
Future:			
United States:			
Federal	(23)	(125)	13
State	(29)	(14)	6
Foreign	(72)	65	78
	(124)	(74)	97
Income tax expense	$ 708	$ 699	$849

Reconciliation of Effective Income Tax Rate

The differences between the effective income tax rate and the statutory U.S. federal income tax rate are as follows:

	2022	2021	2020
Statutory U.S. federal income tax rate	21.0%	21.0%	21.0%
State income tax	1.5	1.9	1.7
Tax on international activities	(1.0)	7.2	4.2
Separation impact	—	—	3.4
TCC acquisition impact	(4.2)	—	—
Other	(0.8)	(1.0)	(0.6)
Effective income tax rate	16.5%	29.1%	29.7%

The effective tax rate for the year ended December 31, 2022 was lower than the Company's statutory U.S. federal income tax rate. The decrease was driven by a lower effective tax rate on the $705 million non-cash gain resulting from the recognition of the Company's previously held TCC equity investments at fair value upon acquisition of TCC, a lower effective tax rate on the $1.1 billion Chubb gain and $45 million of foreign tax credits generated and utilized in the current year. The effective tax rate for the year ended December 31, 2021 was higher than the Company's statutory U.S. federal income tax rate. The increase was driven by a net tax charge of $157 million primarily relating to the re-organization and disentanglement of certain Chubb subsidiaries executed in advance of the planned divestiture of the Chubb business and a $43 million deferred tax charge associated with a tax rate increase in the United Kingdom enacted on June 10, 2021 with an effective date of April 2023. These amounts were partially offset by the recognition of a favorable tax adjustment of $70 million due to foreign tax credits generated and expected to be utilized in the current year and $21 million resulting from the re-organization of a German subsidiary. The effective tax rate for the year ended December 31, 2020 was higher than the Company's statutory U.S. federal income tax rate. The increase was driven by a $51 million charge related to a valuation allowance recorded against a United Kingdom tax loss and credit carryforward and a charge of $46 million resulting from the Company's decision to no longer permanently reinvest certain pre-2018 unremitted non-U.S. earnings. These items were impacted by the Separation and included in "Separation impact" in the previous table.

Deferred Tax Assets and Liabilities

Future income taxes represent the tax effects of transactions, which are reported in different periods for tax and GAAP purposes. These amounts consist of the tax effects of differences between tax and GAAP that are expected to be reversed in the future and tax carryforwards. Future income tax benefits and payables within the same tax paying component of a particular jurisdiction are offset for presentation in the Consolidated Balance Sheet.

The tax effects of temporary differences and tax carryforwards which give rise to future income tax benefits and payables as of December 31, 2022 and 2021 are as follows:

(IN MILLIONS)	2022	2021
Future income tax benefits:		
Insurance and employee benefits	$ 161	$ 198
Other assets basis differences	284	166
Other liabilities basis differences	571	512
Tax loss carryforward	177	175
Tax credit carryforward	29	24
Valuation allowances	(100)	(90)
Future income tax benefit	**$1,122**	$ 985
Future income tax payables:		
Goodwill and intangible assets	$ (449)	$(270)
Other asset basis differences	(395)	(307)
Future income tax payables	**$ (844)**	$(577)

Valuation allowances have been established primarily for tax credit carryforwards, tax loss carryforwards and certain foreign temporary differences to reduce future income tax benefits to expected realizable amounts. As of December 31, 2021, future income tax benefits and future income tax payables exclude a net liability of $266 million classified as held for sale. See Note 20 - Divestitures for additional information.

Changes to valuation allowances consisted of the following:

(IN MILLIONS)	
Balance as of January 1, 2020	$ 128
Additions charged to income tax expense [1]	112
Reduction credited to income tax expense	(13)
Other adjustments	4
Balance as of December 31, 2020	$ 231
Additions charged to income tax expense	32
Reduction credited to income tax expense	(22)
Other adjustments	(41)
Reclassified to held for sale	(110)
Balance as of December 31, 2021	$ 90
Additions charged to income tax expense	18
Reduction credited to income tax expense	(22)
Other adjustments	14
Balance as of December 31, 2022	**$ 100**

[1] Includes $89 million relating to "Separation impact" discussed in section "Reconciliation of Effective Income Tax Rate."

Tax Credit and Loss Carryforwards

As of December 31, 2022, tax credit carryforwards and tax loss carryforwards were as follows:

(IN MILLIONS)	Tax Loss Carryforwards	Tax Credit Carryforwards
Expiration period:		
2023-2027	$107	$ 7
2028-2032	61	5
2033-2042	33	4
Indefinite	607	13
Total	**$808**	**$29**

The Company assesses the realizability of its deferred tax assets on a quarterly basis through an analysis of potential sources of future taxable income, including prior year taxable income available to absorb a carryback of tax losses, reversals of existing taxable temporary differences, tax planning strategies and forecasts of taxable income. The Company considers all negative and positive evidence, including the weight of the evidence, to determine if valuation allowances against deferred tax assets are required. The Company maintains valuation allowances against certain deferred tax assets.

Unrecognized Tax Benefits

As of December 31, 2022, the Company had unrecognized tax benefits of $291 million, all of which, if recognized, would impact its effective tax rate. A reconciliation of the beginning and ending amounts of unrecognized tax benefits and related interest expense is as follows:

(IN MILLIONS)	2022	2021	2020
Balance at beginning of period	$251	$162	$166
Additions for tax positions related to the current year	34	86	22
Additions for tax positions of prior years [1]	32	24	14
Reductions for tax positions of prior years [2]	(13)	(1)	(40)
Settlements	(13)	(18)	—
Reclassified as held for sale	—	(2)	—
Balance at end of period	$291	$251	$162
Gross interest expense related to unrecognized tax benefits	$ 16	$ 8	$ 6
Total accrued interest balance at end of period	$ 48	$ 35	$ 25

(1) Includes $14 million related to acquisitions during the year ended December 31, 2021.
(2) Includes an adjustment of $37 million recorded in UTC Net investment for the year ended December 31, 2020 for tax positions of prior years.

The Company conducts business globally and, as a result, the Company and its subsidiaries file income tax returns in the U.S. federal, various state and foreign jurisdictions. In certain jurisdictions, the Company's operations were included in UTC's combined tax returns for the periods through the Separation and the Distribution. The IRS commenced an audit of UTC's tax years 2017 and 2018 in the second quarter of 2020 and this audit will continue into 2023. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including the U.S., Australia, Belgium, Canada, China, Czech Republic, France, Germany, Hong Kong, India, Italy, Japan, Mexico, the Netherlands, Singapore, Thailand, and the United Kingdom. The Company is no longer subject to U.S. federal income tax examination for years prior to 2017 and, with few exceptions, is no longer subject to U.S. state and local and foreign income tax examinations for tax years before 2013.

In the ordinary course of business, there is inherent uncertainty in quantifying the Company's income tax positions. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. The Company believes that it is reasonably possible that a net decrease in unrecognized tax benefits of $45 million to $55 million may occur within 12 months as a result of additional uncertain tax positions, the revaluation of uncertain tax positions arising from examinations, appeals, court decisions or the closure of tax statutes.

As a result of the Tax Cuts and Jobs Act ("TCJA"), the Company no longer intends to reinvest certain undistributed earnings of its international subsidiaries that have been previously taxed in the U.S. As such, the Company has recorded the taxes associated with the future remittance of these earnings. For the remainder of the Company's undistributed international earnings, unless tax effective to repatriate, the Company intends to continue to permanently reinvest these earnings. As of December 31, 2022, such undistributed earnings were approximately $10 billion, excluding other comprehensive income amounts. It is not practicable to estimate the amount of tax that might be payable on the remaining amounts. In addition, the TCJA subjects the Company to a tax on global intangible low-taxed income ("GILTI"). GILTI is a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations which the Company has elected to account for as a period cost.

Note 18: Earnings Per Share

Earnings per share is computed by dividing *Net income attributable to common shareowners* by the weighted-average number of shares of common stock outstanding during the period (excluding treasury stock). Diluted earnings per share is computed by giving effect to all potentially dilutive stock awards that are outstanding. The computation of diluted earnings per share excludes the effect of the potential exercise of stock-based awards, including stock appreciation rights and stock options, when the effect of the potential exercise would be anti-dilutive.

The following table summarizes the weighted-average number of shares of common stock outstanding for basic and diluted earnings per share calculations:

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2022	2021	2020
Net income attributable to common shareowners	$3,534	$1,664	$1,982
Basic weighted-average number of shares outstanding	843.4	867.7	866.5
Stock awards and equity units (share equivalent)	17.8	22.6	13.7
Diluted weighted-average number of shares outstanding	861.2	890.3	880.2
Antidilutive shares excluded from computation of diluted earnings per share	2.9	0.1	0.2
Earnings Per Share			
Basic	$ 4.19	$ 1.92	$ 2.29
Diluted	$ 4.10	$ 1.87	$ 2.25

Note 19: Acquisitions

During the year ended December 31, 2022, the Company acquired consolidated and minority-owned businesses. The aggregate cash paid, net of cash acquired, totaled $506 million. Acquisitions are recorded using the acquisition method of accounting in accordance with ASC 805. As a result, the aggregate purchase price has been allocated to assets acquired and liabilities assumed based on the estimate of fair market value of such assets and liabilities at the date of acquisition. The excess purchase price over the estimated fair value of net assets acquired was recognized as goodwill and totaled $905 million.

Toshiba Carrier Corporation
On February 6, 2022, the Company entered into a binding agreement to acquire a majority ownership interest in TCC for $930 million. TCC, a VRF and light commercial HVAC joint venture between Carrier and Toshiba Corporation, designs and manufactures flexible, energy-efficient and high-performance VRF and light commercial HVAC systems as well as commercial products, compressors and heat pumps. The acquisition included all of TCC's advanced research and development centers and global manufacturing operations, product pipeline and the long-term use of Toshiba's iconic brand. The acquisition was completed on August 1, 2022 and funded through the Japanese Term Loan Facility and cash on hand. Upon closing, Toshiba Corporation retained a 5% ownership interest in TCC.

The preliminary allocation of the purchase price is as follows:

(IN MILLIONS)	Aug. 1, 2022
Cash and cash equivalents	$ 462
Accounts receivable	414
Inventories	373
Other assets, current	54
Fixed assets	343
Intangible assets	965
Goodwill	889
Other assets	293
Accounts payable	(412)
Accrued liabilities	(445)
Contract liabilities, current	(21)
Other long-term liabilities	(565)
Net assets acquired	$ 2,350
Less: Fair value of non-controlling interests	(22)
Less: Fair value of previously held TCC equity investments	(1,398)
Total cash consideration	$ 930

The excess purchase price over the estimated fair value of the net assets acquired was recognized as goodwill and totaled $889 million, which is not deductible for tax purposes. Accounts receivable and current liabilities were stated at their historical carrying value, which approximates fair value given the short-term nature of these assets and liabilities. The estimate of fair value for inventory and fixed assets was based on an assessment of the acquired assets' condition

as well as an evaluation of the current market value of such assets. The sale agreement included several customary provisions to settle working capital and other transaction-related items as of the date of sale. During the year ended December 31, 2022, the parties finalized these amounts in accordance with the terms of the sale agreement. As a result, the Company recorded an accrual of $39 million which is expected to be paid to Toshiba Corporation in the first quarter of 2023.

The Company recorded intangible assets based on its estimate of fair value which consisted of the following:

(IN MILLIONS)	Estimated Useful Life (in years)	Intangible Assets Acquired
Customer relationships	23	$497
Technology	7	220
Trademark	26	180
Backlog	1	60
Land use rights	45	8
Total intangible assets acquired		$965

The valuation of intangible assets was determined using an income approach methodology including the multi-period excess earnings method and the relief from royalty method. Key assumptions used in estimating future cash flows included projected revenue growth rates, EBIT margins, discount rates, customer attrition rates and royalty rates among others. The projected future cash flows are discounted to present value using an appropriate discount rate. As of December 31, 2022, the Company finalized the process of allocating the purchase price and valuing the acquired assets and liabilities except for certain amounts associated with pension funding levels and income taxes.

The Company previously accounted for its minority ownership in TCC under the equity method of accounting. In connection with the transaction, the carrying value of the Company's previously held TCC equity investments were recognized at fair value at the date of acquisition using an income approach methodology. As a result, the Company recognized a $705 million non-cash gain within *Other income (expense), net* on the accompanying Consolidated Statement of Operations. In addition, the assets, liabilities and results of operations of TCC are consolidated in the accompanying Consolidated Financial Statements as of the date of acquisition and reported within the Company's HVAC segment. During the year ended December 31, 2022, the Company incurred $29 million of acquisition-related costs which are included within *Selling, general and administrative* on the accompanying Consolidated Statement of Operations. The Company has not included pro forma financial information required under ASC 805 as the pro forma impact was not deemed significant.

Acquisition of Guangdong Giwee Group Co.

On June 1, 2021, the Company acquired a 70% controlling stake in Guangdong Giwee Group Co. and its subsidiaries ("Giwee") and subsequently acquired the remaining 30% ownership in Giwee on September 7, 2021. Giwee is a China-based manufacturer offering a portfolio of HVAC products including variable refrigerant flow, modular chillers and light commercial air conditioners. The acquisition was funded through cash on hand.

The excess of the purchase price over the estimated fair value of the net assets acquired was recognized as goodwill and totaled $182 million, which is not deductible for tax purposes. Accounts receivable and current liabilities were stated at their historical carrying value, which approximates fair value given the short-term nature of these assets and liabilities. The estimate of fair value for inventory and property, plant and equipment was based on an assessment of the acquired assets' condition as well as an evaluation of the current market value of such assets.

The Company recorded intangible assets which consisted of the following:

(IN MILLIONS)	Estimated Useful Life (in years)	Intangible Assets Acquired
Customer relationships	14	$ 52
Technology	10	34
Non-compete agreement	5	8
Total intangible assets acquired		$ 94

The valuation of intangible assets was determined using an income approach methodology including the multi-period excess earnings method and the relief from royalty method. Key assumptions used in estimating future cash flows included projected revenue growth rates, customer attrition rates and royalty rates. The projected future cash flows are discounted to present value using an appropriate discount rate.

The results of Giwee are reported within the HVAC segment as of the date of acquisition. The Company finalized the process of allocating the purchase price and valuing the acquired assets and liabilities during the year ended December 31, 2021. The Company has not included pro forma financial information required under ASC 805 as the pro forma impact was not deemed significant.

Note 20: Divestitures

On January 3, 2022, the Company completed the Chubb Sale for net proceeds of $2.9 billion. Chubb, which was reported within the Company's Fire & Security segment, delivered essential fire safety and security solutions from design and installation to monitoring, service and maintenance across more than 17 countries around the globe. During the year ended December 31, 2022, the Company recognized a net gain on the sale of $1.1 billion, which is included in *Other income (expense), net* on the accompanying Consolidated Statement of Operations.

The following table summarizes Chubb's assets and liabilities classified as held for sale:

(IN MILLIONS)	Dec. 31, 2021
Cash and cash equivalents	$ 60
Accounts receivable, net	445
Inventories, net	73
Contract assets, current	184
Other assets, current	27
Fixed assets, net	67
Intangible assets, net	545
Goodwill	940
Operating lease right-of-use assets	193
Pension and post-retirement assets	614
Other assets	20
Total assets held for sale	$ 3,168
Accounts payable	$ (190)
Accrued liabilities	(248)
Contract liabilities, current	(162)
Future pension and post-retirement obligations	(69)
Future income tax obligations	(273)
Operating lease liabilities	(175)
Other long-term liabilities	(17)
Total liabilities held for sale	$ (1,134)

The sale agreement included several customary provisions to settle working capital and other transaction-related items as of the date of sale. The parties finalized these amounts in accordance with the terms of the sale agreement.

Note 21: Segment Financial Data

The Company conducts its operations through three reportable operating segments: HVAC, Refrigeration and Fire & Security. In accordance with ASC 280 - *Segment Reporting*, the Company's segments maintain separate financial information for which results of operations are evaluated on a regular basis by the Company's Chief Operating Decision Maker in deciding how to allocate resources and in assessing performance. Inter-company sales between segments are immaterial.

- The HVAC segment provides products, controls, services and solutions to meet the heating, cooling and ventilation needs of residential and commercial customers while enhancing building performance, health, energy efficiency and sustainability.

- The Refrigeration segment includes transport refrigeration and monitoring products, services and digital solutions for trucks, trailers, shipping containers, intermodal and rail, as well as commercial refrigeration products.

- The Fire & Security segment provides a wide range of residential, commercial and industrial technologies designed to help protect people and property.

The Company's customers are in both the public and private sectors and its businesses reflect extensive geographic diversification. Inter-company sales between segments are immaterial.

Net sales and Operating profit by segment are as follows:

	Net Sales			Operating Profit		
(IN MILLIONS)	2022	2021	2020	2022	2021	2020
HVAC	$13,408	$11,390	$ 9,478	$2,610	$1,738	$ 2,462
Refrigeration	3,883	4,127	3,333	483	476	357
Fire & Security	3,570	5,515	4,985	1,630	662	584
Total segment	20,861	21,032	17,796	4,723	2,876	3,403
Eliminations and other	(440)	(419)	(340)	(80)	(96)	(184)
General corporate expenses	—	—	—	(128)	(135)	(136)
Consolidated	$20,421	$20,613	$17,456	$4,515	$2,645	$ 3,083

Total assets are not presented for each segment as they are not presented to or reviewed by the CODM. Segment assets in the following table represent *Accounts receivable, net, Contract assets, current* and *Inventories, net.* These assets are regularly reviewed by management and are therefore reported in the following table as segment assets. All other remaining assets and liabilities for all periods presented are managed on a company-wide basis.

	Segment Assets		Capital Expenditures			Depreciation & Amortization		
(IN MILLIONS)	2022	2021	2022	2021	2020	2022	2021	2020
HVAC	$ 3,191	$ 2,375	$232	$ 225	$ 188	$256	$ 186	$163
Refrigeration	1,279	1,285	32	39	26	31	36	39
Fire & Security	1,492	1,203	40	49	51	58	83	108
Total Segment	5,962	4,863	304	313	265	345	305	310
Eliminations and other	48	13	49	31	47	35	33	26
Consolidated	$ 6,010	$ 4,876	$353	$ 344	$ 312	$380	$ 338	$336
Cash and cash equivalents	3,520	2,987						
Other assets, current	349	376						
Assets held for sale	—	3,168						
Total current assets	$ 9,879	$11,407						

Geographic External Sales

Geographic external sales and operating profits are attributed to the geographic regions based on their location of origin. With the exception of the U.S. as presented in the following table, there were no individually significant countries with sales exceeding 10% of total sales for the years ended December 31, 2022, 2021 and 2020.

(IN MILLIONS)	External Sales			Long-Lived Assets	
	2022	2021	2020	2022	2021
United States Operations	$11,797	$10,492	$ 9,105	$ 803	$ 772
International Operations					
Europe	4,359	5,776	4,935	453	476
Asia Pacific	3,489	3,464	2,655	573	279
Other	776	881	761	412	299
Consolidated	**$20,421**	$20,613	$17,456	**$2,241**	$1,826

Note 22: Related Parties

Equity Method Investments

The Company sells products to and purchases products from unconsolidated entities accounted for under the equity method and, therefore, these entities are considered to be related parties. The Company has 27 directly owned unconsolidated domestic and foreign affiliates as of December 31, 2022 and 2021, respectively, of which 99% of such investments are in its HVAC segment. Amounts attributable to equity method investees are as follows:

(IN MILLIONS)	2022	2021	2020
Sales to equity method investees included in *Product sales*	$ 2,845	$2,258	$1,758
Purchases from equity method investees included in *Cost of products sold*	$ 331	$ 357	$ 292

The Company had receivables from and payables to equity method investees as follows:

(IN MILLIONS)	2022	2021
Receivables from equity method investees included in *Accounts receivable, net*	$154	$150
Payables to equity method investees included in *Accounts payable*	$ 44	$ 51

The financial results of TCC are included in the Company's consolidated results since the acquisition date of August 1, 2022. Prior to the acquisition, the Company previously accounted for its minority ownership in TCC under the equity method of accounting. As a result, prior period results may not be comparable to the current period.

The Company periodically reviews the carrying value of its equity method investments to determine if there has been an other-than-temporary decline in fair value. In 2020, the Company determined that indicators of impairment existed for a minority owned joint venture investment and performed a valuation of this investment using a discounted cash flow method. The Company determined that the loss in value was other-than-temporary due to a reduction in sales and earnings that were primarily driven by a deterioration

in the oil and gas industry (the joint venture's primary market) and by the impact of the COVID-19 pandemic. As a result, the Company recorded a non-cash, other-than-temporary impairment charge of $71 million on this investment in 2020, which is included in *Other income (expense), net* on the accompanying Consolidated Statement of Operations.

In September 2020, the Company sold 9.25 million B shares of Beijer for SEK290 ($32.38) per share equal to approximately 7.9% of the outstanding B shares in Beijer, through an accelerated equity offering. The Company received proceeds of approximately $300 million and recognized a pre-tax gain on the sale of $252 million, which is included in *Other income (expense), net* on the Consolidated Statement of Operations. Subsequently, in December 2020, the Company sold all of its remaining A and B shares of Beijer for SEK245 ($29.03) per share. The Company received proceeds of approximately $1.1 billion and recognized a pre-tax gain on the sale of $871 million, which is included in *Other income (expense), net* on the Consolidated Statement of Operations. Prior to the sale of the Company's remaining shares, Beijer was reported as an equity method investment.

Summarized Financial Information. Pursuant to Rule 3-10 and Rule 4-08(g) of Regulation S-X under the Securities Act of 1933 as amended (the "Securities Act"), the Company presents summarized financial information of the combined accounts of its non-consolidated joint ventures accounted for by the equity method.

Summarized unaudited financial information for equity method investments is as follows:

(IN MILLIONS)	2022	2021
Current assets	$10,621	$ 4,275
Non-current assets	1,931	2,140
Total assets	12,552	6,415
Current liabilities	(8,631)	(2,596)
Non-current liabilities	(195)	(329)
Total liabilities	(8,826)	(2,925)
Total net equity of investees	**$ 3,726**	$ 3,490

(IN MILLIONS)	2022	2021	2020
Net sales	$11,524	$9,471	$9,299
Gross profit	$ 2,274	$1,907	$1,722
Income from continuing operations	$ 757	$ 650	$ 544
Net income	$ 757	$ 650	$ 544

Note 23: Commitments and Contingent Liabilities

The Company is involved in various litigation, claims and administrative proceedings, including those related to environmental (including asbestos) and legal matters. In accordance with ASC 450, *Contingencies*, the Company records accruals for loss contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. These accruals are generally based upon a range of possible outcomes. If no amount within the range is a better estimate than any other, the Company accrues the minimum amount. In addition, these estimates are reviewed periodically and adjusted to reflect additional information when it becomes available. The Company is unable to predict the final outcome of the following matters based on the information currently available, except as otherwise noted. However, the Company does not believe that the resolution of any of these matters will have a material adverse effect upon the Company's competitive position, results of operations, cash flows or financial condition.

Environmental Matters

The Company's operations are subject to environmental regulation by various authorities. The Company has accrued for the costs of environmental remediation activities, including but not limited to, investigatory, remediation, operating and maintenance costs and performance guarantees. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to individual sites, including the technology required to remediate, current laws and regulations and prior remediation experience.

As of December 31, 2022 and 2021, the outstanding liability for environmental obligations are as follows:

(IN MILLIONS)	2022	2021
Environmental reserves included in *Accrued liabilities*	$ 24	$ 29
Environmental reserves included in *Other long-term liabilities*	211	191
Total environmental reserves	$235	$220

For sites with multiple responsible parties, the Company considers its likely proportionate share of the anticipated remediation costs and the ability of other parties to fulfill their obligations in establishing a provision for these costs. Accrued environmental liabilities are not reduced by potential insurance reimbursements and are undiscounted.

Asbestos Matters

The Company has been named as a defendant in lawsuits alleging personal injury as a result of exposure to asbestos allegedly integrated into certain Carrier products or business premises. While the Company has never manufactured asbestos and no longer incorporates it into any currently-manufactured products, certain products that the Company no longer manufactures contained components incorporating asbestos. A substantial majority of these asbestos-related claims have been dismissed without payment or have been covered in full or in part by insurance or other forms of indemnity. Additional cases were litigated and settled without any insurance reimbursement. The amounts involved in asbestos-related claims were not material individually or in the aggregate in any period.

The Company's asbestos liabilities and related insurance recoveries are as follows:

(IN MILLIONS)	2022	2021
Asbestos liabilities included in *Accrued liabilities*	$ 16	$ 17
Asbestos liabilities included in *Other long-term liabilities*	212	220
Total asbestos liabilities	$ 228	$237
Asbestos-related recoveries included in *Other assets, current*	$ 5	$ 5
Asbestos-related recoveries included in *Other assets*	90	93
Total asbestos-related recoveries	$ 95	$ 98

The amounts recorded for asbestos-related liabilities are based on currently available information and assumptions that the Company believes are reasonable and are made with input from outside actuarial experts. These amounts are undiscounted and exclude the Company's legal fees to defend the asbestos claims, which are expensed as incurred. In addition, the Company has recorded insurance recovery receivables for probable asbestos-related recoveries.

UTC Equity Awards Conversion Litigation

On August 12, 2020, several former employees of UTC or its subsidiaries filed a putative class action complaint (the "Complaint") in the United States District Court for the District of Connecticut against Raytheon Technologies Corporation, Carrier, Otis, the former members of the UTC Board of Directors and the members of the Carrier and Otis Boards of Directors (*Geraud Darnis, et al. v. Raytheon Technologies Corporation, et al.*). The Complaint challenged the method by which UTC equity awards were converted to UTC, Carrier and Otis equity awards following the Separation and the Distribution. Defendants moved to dismiss the Complaint. Plaintiffs amended their Complaint on September 13, 2021 (the "Amended Complaint"). The Amended Complaint, with Raytheon, Carrier and Otis as the only defendants, asserted that the defendants are liable for breach of certain equity compensation plans and for breach of the implied covenant of good faith and fair dealing. The Amended Complaint also sought specific performance. Carrier believes all plaintiffs' claims against the Company are without merit. Defendants moved to dismiss the Amended Complaint. On September 30, 2022, the court dismissed the case against all defendants, with prejudice. Plaintiffs appealed the dismissal to the United States Court of Appeals for the Second Circuit. The briefing process is ongoing.

Aqueous Film Forming Foam Litigation

As of December 31, 2022, the Company and certain of its subsidiaries, including Kidde-Fenwal, Inc. ("KFI"), have been named as defendants in more than 3,150 lawsuits filed by individuals in or removed to the federal courts of the United States alleging that the historic use of Aqueous Film Forming Foam ("AFFF") caused personal injuries and/or property damage. The Company and certain of its subsidiaries, including KFI, have also been named as a defendant in more than 300 lawsuits filed by several U.S. states, municipalities and water utilities in or removed to U.S. federal courts alleging that the historic use of AFFF caused contamination of property and water supplies. In December 2018, the U.S. Judicial Panel on Multidistrict Litigation transferred and consolidated all AFFF cases pending in the U.S. federal courts against the Company and others to the U.S. District Court for the District of South Carolina ("MDL Court") for pre-trial proceedings ("MDL Proceedings"). The individual plaintiffs in the MDL Proceedings generally seek damages for alleged personal injuries, medical monitoring, diminution in property value and injunctive relief to remediate alleged contamination of water supplies. The U.S. state, municipal and water utility plaintiffs in the MDL Proceedings generally seek damages and costs related to the remediation of public property and water supplies.

AFFF is a firefighting foam, developed beginning in the late 1960s pursuant to U.S. military specification, used to extinguish certain types of hydrocarbon-fueled fires primarily at military bases and airports. AFFF was manufactured by several companies, including National Foam and Angus Fire. UTC subsidiaries first entered the AFFF business with their acquisition of National Foam and Angus Fire in 2005 as part of the acquisition of KFI and Kidde Products Limited ("KPL"). In 2013, KFI and KPL divested the National Foam and Angus Fire businesses to a third party. The Company acquired KFI and KPL as part of its separation from UTC in April 2020. During the eight-year period of its operation by KFI, National Foam manufactured AFFF for sale to government (including the U.S. federal government) and non-government customers in the U.S. at a single facility located in West Chester, Pennsylvania ("Pennsylvania Site"). During the same period, Angus Fire manufactured AFFF for sale outside the United States at a single facility located in Bentham, England.

The key components of AFFF that contribute to its fire-extinguishing capabilities are known as fluorosurfactants. Niether the Company nor any of its former or current subsidiaries, including National Foam/Angus Fire and KFI/KPL, respectively, manufactured fluorosurfactants; they instead purchased these substances from unrelated third parties to in turn manufacture AFFF. Plaintiffs in the MDL Proceedings allege that the fluorosurfactants used by various manufacturers in producing AFFF contained, or over time degraded into, compounds known as

perflourooctane sulfonate ("PFOS") and/or perflourooctane acid ("PFOA"). Plaintiffs further allege that, as a result of the use of AFFF, PFOS and PFOA were released into the environment and, in some instances, ultimately reached drinking water supplies.

Plaintiffs in the MDL Proceedings allege that PFOS and PFOA contamination has resulted from the use of AFFF manufactured using a process known as ECF, and that this process was used exclusively by 3M. They also allege that PFOA contamination has resulted from the use of AFFF manufactured using a different process, known as telomerization, and that this process was used exclusively by the other AFFF manufacturers (including National Foam and Angus Fire). Compounds containing PFOS and PFOA (as well as many other per- and polyfluoroalkyl substances known collectively as "PFAS") have also been used for decades by many third parties in a number of different industries to manufacture firefighters' protective outerwear, carpets, clothing, fabrics, cookware, food packaging, personal care products, cleaning products, paints, varnishes and other consumer and industrial products.

Plaintiffs in the MDL Proceedings have named multiple defendants, including four suppliers of chemicals and raw materials used to manufacture fluorosurfactants, four fluorosurfactant manufacturers, two toll manufacturers of fluorosurfactants and seven current (including National Foam and Angus Fire) and former (including the Company and KFI) AFFF manufacturers.

The defendants moved for summary judgment on the government contractor defense, which potentially applies to AFFF sold to or used by the U.S. government. After full briefing and oral argument, on September 16, 2022, the MDL court declined to enter summary judgment for the defendants. The defense, however, remains available at any trial to which it applies.

On September 23, 2022, after completion of discovery, the MDL court selected one water provider case, the *City of Stuart, FL v. 3M, et al.,* for a bellwether trial. That trial is tentatively scheduled for June 2023. The MDL court has ordered that the bellwether process for personal injury cases will begin in 2023. The court has not yet outlined details on that process or its timing.

Outside of the MDL Proceedings, the Company and other defendants are also party to six lawsuits in U.S. state courts brought by oil refining companies alleging product liability claims related to legacy sales of AFFF and seeking damages for the costs to replace the product and for property damage. In addition, the Company and other defendants are party to two actions related to the Pennsylvania Site in which the plaintiff water utility company seeks remediation costs related to the alleged contamination of the local water supply.

The Company and its subsidiaries, including KFI, and other defendants are also party to one action in Arizona state court brought by a firefighter claiming that occupational exposure to AFFF has caused him certain personal injuries. The Company and its subsidiaries, including KFI, believe that they have meritorious defenses to the claims in the MDL Proceedings and the other AFFF lawsuits. Based on its 2013 agreement for the sale of National Foam and Angus Fire, the Company and its subsidiaries, including KFI, are pursuing indemnification against these claims from the purchaser and current owner of National Foam and Angus Fire. The Company and its subsidiaries, including KFI, are also pursuing insurance coverage for these claims. At this time, however, given the numerous factual, scientific and legal issues to be resolved relating to these claims, the Company is unable to assess the probability of liability or to reasonably estimate the damages, if any, to be allocated to the Company and its subsidiaries, including KFI, if one or more plaintiffs were to prevail in these cases. There can be no assurance that any such future exposure will not be material in any period.

Income Taxes

Under the Tax Matters Agreement relating to the Separation, the Company is responsible to UTC for its share of the TCJA transition tax associated with foreign undistributed earnings as of December 31, 2017. As a result, liabilities of $34 million and $383 million are included within the accompanying Consolidated Balance Sheet within *Accrued Liabilities* and *Other Long-Term Liabilities* as of December 31, 2022, respectively. This obligation is expected to be settled in annual installments ending in April 2026 with the next installment of $34 million due in 2023. The Company believes that the likelihood of incurring losses materially in excess of this amount is remote.

Self-Insurance

The Company maintains self-insurance for a number of risks, including but not limited to, workers' compensation, general liability, automobile liability, property and employee-related healthcare benefits. It has obtained insurance coverage for amounts exceeding individual and aggregate loss limits. The Company accrues for known future claims and incurred but not reported losses.

The Company's self-insurance liabilities were as follows:

(IN MILLIONS)	2022	2021
Self-insurance liabilities included in *Accrued liabilities*	$ 139	$ 154
Self-insurance liabilities included in *Other long-term liabilities*	53	72
Total self-insurance liabilities	$ 192	$ 226

The Company incurred expenses related to self-insured risks of $155 million, $155 million and $145 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Other Matters

The Company has other commitments and contingent liabilities related to legal proceedings, self-insurance programs and matters arising in the ordinary course of business. The Company accrues for contingencies generally based upon a range of possible outcomes. If no amount within the range is a better estimate than any other, the Company accrues the minimum amount.

In the ordinary course of business, the Company is also routinely a defendant in, party to or otherwise subject to many pending and threatened legal actions, claims, disputes and proceedings. These matters are often based on alleged violations of contract, product liability, warranty, regulatory, environmental, health and safety, employment, intellectual property, tax and other laws. In some of these proceedings, claims for substantial monetary damages are asserted against the Company and could result in fines, penalties, compensatory or treble damages or non-monetary relief. The Company does not believe that these matters will have a material adverse effect upon its competitive position, results of operations, cash flows or financial condition.

Note 24: Supplemental Cash Flow Information

Supplemental cash flow information was as follows:

(IN MILLIONS)	2022	2021	2020
Interest paid, net of amounts capitalized	$ 297	$317	$196
Income taxes paid, net of refunds	$ 833	$675	$819
Non-cash financing activity:			
Common stock dividends payable	$ 158	$130	$108

Comparison of Cumulative Total Return

PERFORMANCE GRAPH

The following information is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing.

On April 3, 2020, UTC completed the Separation of Carrier into a stand-alone company. As a result of the Separation and the Distribution, Carrier became an independent public company. The following graph presents the cumulative total shareowner return from the Distribution Date through December 31, 2022 for our common stock, as compared with the S&P 500 Index and the Dow Jones Industrial Index.

Our common stock is a component of the S&P 500 Index. These figures assume that all dividends paid over the period were reinvested and that the starting value of each index and the investment in Carrier common stock was $100 on April 3, 2020.



The cumulative total returns on Carrier common stock and each index as of each April 3, 2020 through December 31, 2022 plotted in the above graph are as follows:

COMPANY / INDEX	April 3, 2020	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2022
Carrier Global Corporation	$100.00	$286.66	$416.55	$316.82
S&P 500 Index	$100.00	$150.59	$193.82	$154.28
Dow Jones Industrial Index	$100.00	$145.31	$175.75	$157.45

Reconciliation of Non-GAAP Measures to Corresponding GAAP Measures

Operating Profit, Operating Margin, and Earnings Per Share

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	(Unaudited)								
	Year Ended December 31, 2022			Year Ended December 31, 2021			Year Ended December 31, 2020		
	Reported	**Adjustments**	**Adjusted**	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
Net sales	**$ 20,421**	**$ —**	**$ 20,421**	$20,613	$ —	$20,613	$17,456	$ —	$17,456
Operating profit	**4,515**	**(1,621)[a]**	**2,894**	2,645	174[a]	2,819	3,083	(851)[a]	2,232
Operating margin	**22.1%**		**14.2%**	*12.8%*		*13.7%*	*17.7%*		*12.8%*
Income from operations before income taxes	**4,292**	**(1,649)[a,b]**	**2,643**	2,400	193[a,b]	2,593	2,855	(846)[b]	2,009
Income tax expense	**(708)**	**135[c]**	**(573)**	(699)	167[c]	(532)	(849)	326[c]	(523)
Income tax rate	**16.5%**		**21.7%**	*29.1%*		*20.5%*	*29.7%*		*26.0%*
Net income attributable to common shareowners	**$ 3,534**	**$(1,514)**	**$ 2,020**	$ 1,664	$ 360	$ 2,024	$ 1,982	$ (520)	$ 1,462
Summary of Adjustments:									
Restructuring costs		**$ 31[a]**			$ 89[a]			$ 49[a]	
Amortization of acquired intangibles [1]		**50[a]**			15[a]			—	
Acquisition step-up amortization [2]		**51[a]**			5[a]			—	
Acquisition-related costs		**31[a]**			2[a]			—	
Chubb transaction costs		**—**			43[a]			—	
Chubb gain		**(1,105)[a]**			—[a]			—	
TCC acquisition-related gain [3]		**(705)[a]**			—[a]			—	
Gain on sale of Joint Venture		**—**			—			(1,123)[a]	
Inpairment of equity method investment		**—**			—			71[a]	
Russia/Ukraine asset impairment		**4[a]**			—[a]			—[a]	
Charge resulting from legal matter		**22[a]**			—[a]			11[a]	
Separation costs		**—**			20[a]			141[a]	
Debt issuance costs		**—**			—			5[b]	
Debt extinguishment (gain), net [4]		**(28)[b]**			19[b]			—	
Total adjustments		**$ (1,649)**			$ 193			$ (846)	
Tax effect on adjustments above		**$ 172**			$ (33)			$ 217	
Tax specific adjustments		**(37)**			200			109	
Total tax adjustments		**$ 135[c]**			$ 167[c]			$ 326	
Shares outstanding - Diluted	**861.2**		**861.2**	890.3		890.3	880.2		880.2
Earnings per share - Diluted	**$ 4.10**		**$ 2.34**	$ 1.87		$ 2.27	$ 2.25		$ 1.66

(1) Beginning in Q3 2022, we exclude the impact of amortization of acquired intangibles from our non-GAAP financial measures including adjusted operating profit, adjusted net income and adjusted EPS. Amortization of acquired intangibles, a non-cash expense, is unrelated to our core operating performance and amounts can vary significantly depending on the number, timing and size of acquisitions, among other factors. We believe this adjustment provides investors meaningful information to better evaluate our operating performance between periods. Historical periods have been updated to conform with the current period presentation.

(2) Amortization of the step-up to fair value of acquired inventory and backlog.

(3) The carrying value of our previously held TCC equity investments were recognized at fair value and subsequently adjusted.

(4) The Company repurchased approximately $1.15 billion of aggregate principal senior notes on March 30, 2022 and recognized a net gain of $33 million and wrote-off $5 million of unamortized deferred financing costs in Interest (expense) income, net.

Reconciliation of Segment Results to Adjusted Segment Results

| | (Unaudited) | | | | | |
| | | | | | | Year Ended December 31, 2022 |
(IN MILLIONS)	HVAC	Refrigeration	Fire & Security	Eliminations and Other	General Corporate Expenses	Carrier
Net sales	**$13,408**	**$ 3,883**	**$ 3,570**	**$(440)**	**$ —**	**$20,421**
Segment operating profit	**$ 2,610**	**$ 483**	**$ 1,630**	**$ (80)**	**$(128)**	**$ 4,515**
Reported operating margin	*19.5%*	*12.4%*	*45.7%*			*22.1%*
Adjustments to segment operating profit:						
Restructuring costs	$ 8	$ 10	$ 11	$ —	$ 2	$ 31
Amortization of acquired intangibles [1]	46	—	4	—	—	50
Acquisition step-up amortization [2]	51	—	—	—	—	51
Acquisition-related costs	—	—	—	—	31	31
Chubb gain	—	—	(1,105)	—	—	(1,105)
TCC acquisition-related gain [3]	(705)	—	—	—	—	(705)
Russia/Ukraine asset impairment	—	3	1	—	—	4
Charge resulting from legal matter	22	—	—	—	—	22
Total adjustments to operating profit	**$ (578)**	**$ 13**	**$(1,089)**	**$ —**	**$ 33**	**$ (1,621)**
Adjusted operating profit	**$ 2,032**	**$ 496**	**$ 541**	**$ (80)**	**$ (95)**	**$ 2,894**
Adjusted operating margin	*15.2%*	*12.8%*	*15.2%*			*14.2%*

| | (Unaudited) | | | | | |
| | | | | | | Year Ended December 31, 2021 |
(IN MILLIONS)	HVAC	Refrigeration	Fire & Security	Eliminations and Other	General Corporate Expenses	Carrier
Net sales	**$11,390**	**$ 4,127**	**$ 5,515**	**$(419)**	**$ —**	**$20,613**
Segment operating profit	**$ 1,738**	**$ 476**	**$ 662**	**$ (96)**	**$ (135)**	**$ 2,645**
Reported operating margin	*15.3%*	*11.5%*	*12.0%*			*12.8%*
Adjustments to segment operating profit:						
Restructuring costs	$ 33	$ 25	$ 26	$ —	$ 5	$ 89
Amortization of acquired intangibles [1]	15	—	—	—	—	15
Acquisition step-up amortization [2]	5	—	—	—	—	5
Acquisition-related costs	—	—	—	—	2	2
Chubb transaction costs	—	—	42	—	1	43
Separation costs	—	—	—	17	3	20
Total adjustments to operating profit	**$ 53**	**$ 25**	**$ 68**	**$ 17**	**$ 11**	**$ 174**
Adjusted operating profit	**$ 1,791**	**$ 501**	**$ 730**	**$ (79)**	**$(124)**	**$ 2,819**
Adjusted operating margin	*15.7%*	*12.1%*	*13.2%*			*13.7%*

(1) Beginning in Q3 2022, we exclude the impact of amortization of acquired intangibles from our non-GAAP financial measures including adjusted operating profit, adjusted net income and adjusted EPS. Amortization of acquired intangibles, a non-cash expense, is unrelated to our core operating performance and amounts can vary significantly depending on the number, timing and size of acquisitions, among other factors. We believe this adjustment provides investors meaningful information to better evaluate our operating performance between periods. Historical periods have been updated to conform with the current period presentation.
(2) Amortization of the step-up to fair value of acquired inventory and backlog.
(3) The carrying value of our previously held TCC equity investments were recognized at fair value and subsequently adjusted.

(IN MILLIONS)	HVAC	Refrigeration	Fire & Security	Eliminations and Other	General Corporate Expenses	Carrier
	(Unaudited)					
					Year Ended December 31, 2020	
Net sales	$ 9,478	$ 3,333	$ 4,985	$ (340)	$ —	$17,456
Segment operating profit	$ 2,462	$ 357	$ 584	$ (184)	$ (136)	$ 3,083
Reported operating margin	*26.0%*	*10.7%*	*11.7%*			*17.7%*
Adjustments to segment operating profit:						
Restructuring costs	$ 7	$ 12	$ 28	$ —	$ 2	$ 49
Impairment of equity method investment	71	—	—	—	—	71
Gain on sale of Joint Venture	(1,123)	—	—	—	—	(1,123)
Charge resulting from legal matter	11	—	—	—	—	11
Separation costs	2	6	16	111	6	141
Total adjustments to operating profit	$ (1,032)	$ 18	$ 44	$ 111	$ 8	$ (851)
Adjusted operating profit	$ 1,430	$ 375	$ 628	$ (73)	$ (128)	$ 2,232
Adjusted operating margin	*15.1%*	*11.3%*	*12.6%*			*12.8%*

Reconciliation of Net Cash Flows From Operating Activities to Free Cash Flow

(IN MILLIONS)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
	(Unaudited)		
Net cash flows provided by operating activities	$1,743	$2,237	$1,692
Less: Capital expenditures	353	344	312
Free cash flow	$1,390	$1,893	$1,380

Reconciliation of Net Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

(IN MILLIONS)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
	(Unaudited)		
Long-term debt	$ 8,702	$9,513	$ 10,036
Current portion of long-term debt	140	183	191
Less: Cash and cash equivalents	3,520	2,987	3,115
Net debt	$ 5,322	$6,709	$ 7,112
Net income attributable to common shareowners	$ 3,534	$1,664	$ 1,982
Plus:			
Interest expense	302	319	298
Income tax expense	708	699	849
Depreciation and amortization	380	338	336
EBITDA	$ 4,924	$3,020	$ 3,465
Adjustments:			
Total non-recurring and non-operational adjustments, excluding interest and tax adjustments	$ (1,621)	$ 174	$ (851)
Non-service pension benefit (expense)	4	(61)	(60)
Non-controlling interest in subsidiaries' earnings from operations	50	37	24
Adjusted EBITDA	$ 3,357	$3,170	$ 2,578
Net debt to adjusted EBITDA	1.6	2.1	2.8

Board of Directors

David Gitlin
Chairman & Chief Executive Officer
Carrier Global Corporation

Jean-Pierre Garnier, Ph.D.
Former Chief Executive Officer
GlaxoSmithKline plc
Operating Partner
Advent International

John J. Greisch
Lead Independent Director
Former President & Chief Executive Officer
Hill-Rom Holdings, Inc.
Senior Advisor
TPG Capital

Charles M. Holley, Jr.
Former Executive Vice President &
Chief Financial Officer
Wal-Mart Stores, Inc.

Michael M. McNamara
Co-Founder & Chief Executive Officer
Samara
Former Chief Executive Officer
Flex Ltd.

Susan N. Story
Former President & Chief Executive Officer
American Water Works Company, Inc.

Michael A. Todman
Former Vice Chairman
Whirlpool Corporation

Virginia M. Wilson
Former Senior Executive Vice President &
Chief Financial Officer
Teachers Insurance and
Annuity Association of America

Beth A. Wozniak
Chief Executive Officer
nVent Electric plc

COMMITTEES

Audit Committee
Charles M. Holley, Jr., Chair
Susan N. Story
Michael A. Todman
Virginia M. Wilson

Compensation Committee
Michael A. Todman, Chair
Jean-Pierre Garnier
John J. Greisch
Susan N. Story

Governance Committee
Virginia M. Wilson, Chair
Charles M. Holley, Jr.
Michael M. McNamara
Beth A. Wozniak

Technology and Innovation Committee
Michael M. McNamara, Chair
Jean-Pierre Garnier
John J. Greisch
Beth A. Wozniak

Leadership

David Gitlin *
Chairman & Chief Executive Officer

Ajay Agrawal *
Senior Vice President,
Global Services, Healthy Buildings & Chief Strategy Officer

Jennifer Anderson
Senior Vice President,
Strategy, Business Development & Chief Sustainability Officer

Adrian Button
Senior Vice President, Operations

Kyle Crockett *
Vice President, Controller

Bobby George
Senior Vice President & Chief Digital Officer

Patrick Goris *
Senior Vice President & Chief Financial Officer

Mary Milmoe
Vice President, Communications & Marketing

Christopher Nelson *
President, HVAC

Kevin O'Connor *
Senior Vice President & Chief Legal Officer

Jurgen Timperman *
President, Fire & Security

Nadia Villeneuve *
Senior Vice President & Chief Human Resources Officer

Timothy White *
President, Refrigeration

Hakan Yilmaz
Senior Vice President & Chief Technology Officer

* Executive Officer

Shareowner Information

Corporate Office
Carrier Global Corporation
13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418
561.365.2000
www.corporate.carrier.com

This report is made available to shareowners in advance of the Annual Meeting of Shareowners scheduled to be held at 8 a.m. Eastern time on April 20, 2023, in a virtual-only format. The Proxy Statement will be made available to shareowners on or about March 7, 2023, and will provide additional information about voting and participating in the meeting.

Stock Listing
New York Stock Exchange (ticker symbol "CARR")

Transfer Agent and Registrar
Computershare Trust Company, N.A., is the transfer agent, registrar and dividend disbursing agent for Carrier's common stock. Questions and communications from registered shareowners should be directed to:

Computershare Trust Company, N.A.
462 South 4th Street
Suite 1600
Louisville, KY 40202
866.507.8028
781.575.3345 (outside U.S.)
www.computershare.com/investor

Electronic Access or Delivery of Shareowner Communications
Registered shareowners can help conserve natural resources and reduce printing and mailing costs incurred by Carrier by signing up for electronic communications, including annual meeting materials, stock plan statements and tax documents, at:
www.computershare-na.com/green.

Beneficial shareowners may be able to request electronic access or delivery by contacting their broker or bank, or Broadridge Financial Solutions at: *www.investordelivery.com*.

2022 Annual Report on Form 10-K
Copies of the Carrier 2022 Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission can be accessed and downloaded via our website at:
https://ir.carrier.com/financials/sec-filings.

Copies also can be obtained, without charge, from:

Carrier Corporate Secretary
Carrier Global Corporation
13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418
corpsec@carrier.com

Investor Relations
Investor Relations
Carrier Global Corporation
13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418
investorrelations@carrier.com

Recognition & Industry Leadership

Ranked No. 9 of
100 Most Sustainable Companies

Barron's, 2022

Named to
Carbon Clean200

Corporate Knights, 2022

Among the
World's Most Admired Companies

Fortune, 2022

Among the
Best Places to Work for LGBTQ+ Equality

*Human Rights Campaign Foundation
Corporate Equality Index, 2022*

Achieved
Prime ESG Corporate Rating

ISS ESG, 2022

Achieved
ESG Leader Rating

MSCI ESG Ratings, 2022

Among
America's Most Responsible Companies

Newsweek, 2022

Named an
ESG Industry Top-Rated Company

Sustainalytics, 2022

Founding member of
U.S. Green Building Council

Founding member of
International WELL Building Institute

Founding member of
Global Food Cold Chain Council



MIX
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responsible sources
FSC® C013980

This report is printed with soy-based inks in a facility powered by 100% renewable wind energy. All paper used in this report is certified to Forest Stewardship Council® (FSC®) standards. The paper for the cover and narrative sections is produced using 80% renewable electricity and is manufactured with a minimum of 10% recycled fiber. The paper for the financial section is manufactured in facilities where more than 70% of the energy in their pulp and paper mills comes from renewable biomass fuels.



13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418
www.corporate.carrier.com